THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER, DULY AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986, IMMEDIATELY.

If you have sold or otherwise transferred all your Faber Prest Shares, please send this document, the accompanying Form of Acceptance and the reply-paid envelope at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee. HOWEVER, SUCH DOCUMENTS SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA.

Lazard Brothers, which is regulated in the UK by the Securities and Futures Authority Limited, is acting exclusively for Harsco and Heckett MultiServ and no one else in connection with the Offer and will not be responsible to anyone other than Harsco and Heckett MultiServ for providing the protections afforded to customers of Lazard Brothers nor for providing advice in relation to the Offer or any other matter referred to herein.

NatWest Markets, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Faber Prest in connection with the Offer and no one else and will not be responsible to anyone other than Faber Prest for providing the protections afforded to the customers of NatWest Markets, or advising them on the Offer or any other matter referred to herein.

This document should be read in conjunction with the accompanying Form of Acceptance.


                             RECOMMENDED CASH OFFER

                                       BY

                          LAZARD BROTHERS CO., LIMITED

                                  ON BEHALF OF

                      HECKETT MULTISERV INVESTMENT LIMITED

                          A WHOLLY OWNED SUBSIDIARY OF

                               HARSCO CORPORATION

                                      FOR

                                FABER PREST PLC



A letter of recommendation from the Chairman of Faber Prest appears on pages 3 to 5 of this document.

ACCEPTANCE SHOULD BE DESPATCHED AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY POST OR BY HAND BY THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION, PO BOX 859, CONSORT HOUSE, EAST STREET, BEDMINSTER, BRISTOL BS99 1XZ, OR BY HAND ONLY DURING NORMAL WORKING HOURS BY THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION, PO BOX 633, 5-10 GREAT TOWER STREET, LONDON EC3R 5ER NOT LATER THAN 3.00 P.M. ON 26 MARCH 1998. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT ON PAGES 9 TO 12 OF THIS DOCUMENT AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, nor is it being made in Canada, Japan or Australia and the Offer should not be accepted by any such use, means, instrumentality or facilities or from within the United States, Canada, Japan or Australia. Doing so may render invalid any purported acceptance. Accordingly, neither this document nor the accompanying Form of Acceptance is being, and must not be, mailed or otherwise distributed or sent in or into the United States, Canada, Japan or Australia.

The Loan Notes to be issued pursuant to the Offer have not been and will not be registered under the Securities Act and no steps have been taken to qualify the Loan Notes for distribution in Japan or any province or territory of Canada and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission. Accordingly, unless an exemption under the Securities Act or relevant securities laws is available, the Loan Note Alternative is not available in the United States, Canada, Japan or Australia or to Restricted Overseas Persons and the Loan Notes may not be directly or indirectly offered, sold or delivered in or into the United States, Canada, Japan or Australia or to or for the account or benefit of any Restricted Overseas Persons.

All persons (including nominees, trustees and custodians) who would, or otherwise intend to, forward this document and the accompanying Form of Acceptance must not distribute or send them in, into or from the United States, Canada, Japan or Australia, and doing so may render invalid any related purported acceptance of the Offer.

                                    CONTENTS






                                                                      Page


LETTER FROM THE CHAIRMAN OF FABER PREST                                 3

LETTER FROM LAZARD BROTHERS                                             6

                  1.       Introduction                                 6

                  2.       Irrevocable Undertakings                     6

                  3.       The Offer                                    6

                  4.       The Loan Note Alternative                    7

                  5.       Information on Harsco                        7

                  6.       Information on Faber Prest                   8

                  7.       Background to and Reasons for the Offer      8

                  8.       Management and Employees                     9

                  9.       Further Details of the Offer                 9

                  10.      Faber Prest Share Option Scheme              9

                  11.      Procedure for Acceptance of the Offer        9

                  12.      Settlement                                   12

                  13.      United Kingdom Taxation                      13

                  14.      Further Information                          16

                  15.      Action to be taken                           16



APPENDIX I        CONDITIONS AND FURTHER TERMS OF THE OFFER             17

APPENDIX II       FINANCIAL EFFECTS OF ACCEPTANCE                       35

APPENDIX III      PARTICULARS OF THE LOAN NOTES                         36

APPENDIX IV       FURTHER INFORMATION ON HARSCO AND HECKETT MULTISERV   39

APPENDIX V        FURTHER INFORMATION ON FABER PREST                    74

APPENDIX VI       CALCULATIONS AND SOURCES OF INFORMATION               88

APPENDIX VII      ADDITIONAL INFORMATION                                89

APPENDIX VIII     DEFINITIONS                                           99

[FABER PREST LOGO]

FABER PREST PLC

HEAD OFFICE:
3 Riverside House
Mill Lane
Newbury
Berkshire
RG14 5RE
Tel: (01635) 582211
Fax: (01635) 551121

Directors
Richard J Prest (Non-executive Chairman)
Roger S D Feaviour (Group Chief Executive)
Anthony W J Swayne (Group Finance Director)
Robert Jordan (Non-executive Director)
J Maxwell Kaye (Non-executive Director)


5 March 1998


To Faber Prest Shareholders and, for information only, to participants in the Faber Prest Share Option Scheme

Dear Sir or Madam,

                     RECOMMENDED CASH OFFER FOR FABER PREST

On 6 November 1997, the Board of Faber Prest announced that it was holding discussions which may or may not lead to an offer being made for Faber Prest.

It was announced on 4 March 1998 that agreement had been reached on the terms of a recommended cash offer, with a loan note alternative, to be made by Lazard Brothers on behalf of Heckett MultiServ, a wholly owned subsidiary of Harsco to acquire Faber Prest. I am now writing to you to explain the reasons for and benefits of the Offer and why your directors unanimously recommend you to accept it. Details of the Offer are set out in the letter from Lazard Brothers on pages 6 to 16 of this document.

REASONS FOR AND BENEFITS OF THE OFFER

The steel industry has undergone significant changes over the last five years resulting in a more competitive environment for steel services companies. Against this background, Faber Prest has developed a broader geographical presence outside mature European markets while improving its productivity and reducing costs. This has contributed to the 28 per cent. increase in operating profit attributable to overseas businesses in the year ended 30 September 1997. In the year ended 30 September 1997, group operating profit before exceptional items increased by 17 per cent.

The directors believe, however, that Faber Prest's current size and capital structure limits the Company's ability to fund the significant capital expenditure required to commence new slag utilisation and support services contracts within the steel industry. In particular, the directors believe that this is likely to hinder Faber Prest's strategy of expanding overseas and reducing its dependence on the UK, where Faber Prest continues to be reliant on the fortunes of the UK steel industry.

Your directors firmly believe that the future prospects of Faber Prest should be enhanced as part of the enlarged Harsco Group. In particular, they believe that Faber Prest should be able to grow more rapidly as part of the enlarged Harsco Group than as an independent company.

Faber Prest's proven management and contracting skills, and its ability to deliver specialised slag utilisation and steel distribution services, combined with the significant financial resources of Harsco should result in a business that is well positioned to grow and compete successfully worldwide.

TERMS OF THE OFFER

The Offer is being made on the following basis:

FOR EACH FABER PREST SHARE                   500p IN CASH


              FABER PREST PLC IS A GROUP PROVIDING SERVICES TO THE
                      INDUSTRIAL AND DISTRIBUTION SECTORS
                   REGISTERED IN ENGLAND AND WALES NO. 36913.
  REGISTERED OFFICE: 3 RIVERSIDE HOUSE, MILL LANE, NEWBURY, BERKSHIRE RG14 5RE

In addition to the consideration payable by Heckett MultiServ, the directors of Faber Prest will (subject to the Offer becoming or being declared wholly unconditional) declare an interim dividend of 8.5p (net) per Faber Prest share payable to holders of Faber Prest Shares on the register at the close of business on the date falling fourteen days after the date on which the Offer becomes or is declared wholly unconditional. If the Offer does not become or is not declared wholly unconditional, the interim dividend will not be paid. The interim dividend will be deemed a foreign income dividend for UK tax purposes. Details of the effects of this are set out in the letter from Lazard Brothers on page 15 of this document.

The Offer of 500p per Faber Prest Share values the entire issued share capital of Faber Prest at approximately (pound sterling)55.9 million and represents a premium of 8.1 per cent. to the closing middle market price of 462.5p per Faber Prest Share (as derived from the Official List) on 3 March 1998, the day prior to the announcement of the Offer and a premium of approximately 110.5 per cent. to the closing middle market price of 237.5p per Faber Prest Share on 5 November 1997, the last business day prior to the announcement that Faber Prest was holding discussions which may or may not lead to an offer.

The Offer is subject to a number of conditions which are set out in Appendix I of this document.

THE LOAN NOTE ALTERNATIVE

Faber Prest Shareholders, other than certain overseas shareholders, who validly accept the Offer will be entitled to elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Offer on the following basis:

FOR EVERY (POUND STERLING)1 OF CASH CONSIDERATION    (POUND STERLING)1 NOMINAL
VALUE OF LOAN NOTES

The Loan Notes, which will be guaranteed, as to principal and interest, by Harsco, will be issued in multiples of (pound sterling)1 nominal amount and will bear interest, payable in arrear, in half yearly instalments, at a rate per annum of 75 basis points below LIBOR (calculated as described in paragraph 2 of Appendix III). It is not intended to make an application to any stock exchange for the Loan Notes to be listed.

Cazenove Co. has advised that, based on market conditions on 3 March 1998 (the last business day prior to the announcement of the Offer), in its opinion, if the Loan Notes had then been in issue, the value of the Loan Notes would have been not less than 99p per (pound sterling)1 nominal value.

The Loan Note Alternative is conditional on the Offer becoming or being declared wholly unconditional and will remain open for acceptances for so long as the Offer remains open for acceptance.

The decision as to whether to elect to receive cash, the Loan Notes or a combination of both will depend, inter alia, upon your personal circumstances and tax position.

Further details of the Loan Note Alternative are set out in the letter from Lazard Brothers on page 7 and in Appendix III of this document.

SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THE FORM OF CONSIDERATION WHICH THEY SHOULD ACCEPT SHOULD SEEK THEIR OWN PERSONAL FINANCIAL ADVICE.

SHARE OPTIONS

While it remains open for acceptance, the Offer will be extended to any Faber Prest Shares issued or unconditionally allotted as a result of the exercise of options granted under the Faber Prest Share Option Scheme. If the Offer is declared or becomes wholly unconditional, Heckett MultiServ intends to offer a cash cancellation proposal to those Optionholders who have not exercised their options. Under such proposal, Optionholders will be offered the difference between the exercise price of the relevant options and the Offer price of 500p in cash, for each option.

Optionholders will receive the interim dividend only if they exercise their options and are entered in the register of members of Faber Prest by the close of business on the date falling fourteen days after the date on which the Offer becomes or is declared wholly unconditional.

MANAGEMENT AND EMPLOYEES

Heckett MultiServ has given assurances to your Board that the rights of all employees of Faber Prest and its subsidiaries, including pension rights, will be fully safeguarded.

TAXATION

Your attention is drawn to section 13 of the letter from Lazard Brothers, headed "United Kingdom Taxation", on pages 13 to 16 of this document. If you are in any doubt as to your own tax position, you should consult your independent professional adviser immediately.

ACTION TO BE TAKEN

Your attention is drawn to pages 9 to 12 of this document which set out the procedure for acceptance of the Offer.

RECOMMENDATION

YOUR BOARD, WHICH HAS BEEN SO ADVISED BY NATWEST MARKETS, CONSIDERS THE TERMS OF THE OFFER TO BE FAIR AND REASONABLE. IN PROVIDING ADVICE TO THE BOARD, NATWEST MARKETS HAS TAKEN INTO ACCOUNT THE COMMERCIAL ASSESSMENTS OF THE DIRECTORS OF FABER PREST.

ACCORDINGLY, YOUR DIRECTORS UNANIMOUSLY RECOMMEND YOU TO ACCEPT THE OFFER AS THEY HAVE IRREVOCABLY UNDERTAKEN TO DO IN RESPECT OF THEIR AGGREGATE HOLDINGS OF 341,284 FABER PREST SHARES, REPRESENTING APPROXIMATELY 3.1 PER CENT.
OF THE ISSUED SHARE CAPITAL OF FABER PREST.


                                Yours faithfully


                                /s/Richard Prest
                                Richard Prest

                                Chairman

[LAZARD BROTHERS & CO., LIMITED LETTERHEAD]

                                                                    5 MARCH 1998

To Faber Prest Shareholders and, for information only, to participants in the Faber Prest Share Option Scheme

Dear Faber Prest Shareholder,

                   RECOMMENDED CASH OFFER FOR FABER PREST PLC

1.       INTRODUCTION

The boards of directors of Harsco and Faber Prest announced on 4 March 1998 that they had reached agreement on the terms of a recommended cash offer, to be made by Lazard Brothers on behalf of Heckett MultiServ, to acquire the whole of the issued and to be issued share capital of Faber Prest.

The Offer is 500p in cash for each Faber Prest Share, valuing the entire issued share capital of Faber Prest at approximately (pound sterling)55.9 million. Assuming the exercise of all outstanding options, the Offer values Faber Prest at approximately (pound sterling)57.3 million. In addition, Faber Prest Shareholders will receive an interim dividend of 8.5p (net) per Faber Prest Share subject to the Offer becoming or being declared wholly unconditional.

Your attention is drawn to the letter from the Chairman of Faber Prest, set out on pages 3 to 5 of this document, in which it is stated that the directors of Faber Prest, who have been so advised by NatWest Markets, consider the terms of the Offer to be fair and reasonable and unanimously recommend Faber Prest Shareholders to accept the Offer.

Cazenove & Co. is acting as broker to Harsco and Heckett MultiServ.

2.       IRREVOCABLE UNDERTAKINGS

Heckett MultiServ has received irrevocable undertakings to accept the Offer from the directors of Faber Prest in respect of all of their beneficial holdings of Faber Prest Shares (and any shares issued on the exercise of options), relating to a total of 341,284 Faber Prest Shares (representing 3.1 per cent. of Faber Prest's issued share capital). In addition, Heckett MultiServ has received irrevocable undertakings to accept the Offer from other individuals and certain institutions relating to a total of 3,011,628 Faber Prest Shares (representing
26.9 per cent. of Faber Prest's issued share capital). Call options have also been granted to Heckett MultiServ in respect of 1,117,639 Faber Prest Shares which are the subject of irrevocable undertakings. The call options entitle Heckett MultiServ to acquire the relevant Faber Prest Shares at a price of 500p per share and are exercisable for varying periods of time in the event the Offer lapses or is withdrawn.

3.       THE OFFER

Lazard Brothers hereby offers to acquire, on behalf of Heckett MultiServ, on the terms and conditions set out or referred to in this document and in the accompanying Form of Acceptance, all of the Faber Prest Shares on the following basis:

               FOR EACH FABER PREST SHARE        500p IN CASH

In addition to the consideration payable by Heckett MultiServ, the directors of Faber Prest will, subject to the Offer becoming or being declared wholly unconditional, declare an interim dividend of 8.5p (net) per Faber Prest Share payable to holders of Faber Prest Shares on the register of members at the close of business on the date falling fourteen days after the date on which the Offer becomes or is declared wholly unconditional (the "record date"). Heckett MultiServ will not be entered in the register of members of Faber Prest in respect of any Faber Prest Shares which have been assented to the Offer until after the record date for the interim dividend.

The Offer values the entire issued share capital of Faber Prest at approximately (pound sterling)55.9 million and represents a premium of 8.1 per cent. to the closing middle market price of 462.5p per Faber Prest Share (as obtained from the Official List) on 3 March 1998, the day prior to the announcement of the Offer, and a premium of approximately 110.5 per cent. to the closing middle market price of 237.5p per Faber Prest Share (as obtained from the Official
List) on 5 November 1997, the day prior to that on which Faber Prest announced it was holding discussions which may or may not lead to an offer being made for Faber Prest.

The Offer value of 500p per Faber Prest Share represents a multiple of 12.3 times Faber Prest's earnings per share of 40.58p for the 12 months ended 30 September 1997.

Further details of the financial effects of acceptance of the Offer are set out in Appendix II of this document.

4.       THE LOAN NOTE ALTERNATIVE

As an alternative to all or part of the cash consideration available under the Offer, accepting Faber Prest Shareholders (other than certain overseas shareholders) will be entitled to elect to receive Loan Notes to be issued by Heckett MultiServ on the following basis:

   FOR EACH (POUND STERLING)1 OF CASH             (POUND STERLING)1 NOMINAL OF
   OTHERWISE AVAILABLE UNDER THE OFFER                     LOAN NOTES

The Loan Notes will be issued, credited as fully paid, in amounts and multiples of (pound sterling)1 nominal amount and will constitute unsecured obligations of Heckett MultiServ.

The payment of principal and interest in respect of the Loan Notes will be guaranteed by Harsco. The Loan Notes will bear interest (from the date fourteen days after the Offer becomes or is declared wholly unconditional), payable in half yearly instalments in arrear at the rate per annum of 75 basis points below LIBOR. The first payment of interest will be on 31 October 1998.

Noteholders will have the right to redeem some or all of their Loan Notes for cash at par on 31 December 1998 or on any interest payment date thereafter. Unless previously redeemed or purchased, the Loan Notes will be redeemed at par on 31 October 2008.

The Loan Notes will be transferable, but no application has been made or is intended to be made for the Loan Notes to be listed or dealt in on any stock exchange or on any other trading facility.

Cazenove & Co., acting as broker to Harsco and Heckett MultiServ, has advised that, based on market conditions on 3 March 1998 (the last business day prior to the announcement of the Offer), in its opinion, if the Loan Notes had then been in issue, the value of the Loan Notes would have been not less than 99p per (pound sterling)1 nominal value.

No Loan Notes will be issued unless valid elections for the Loan Note Alternative will result in the issue of at least (pound sterling)2 million nominal value of Loan Notes, or such smaller amount as Heckett MultiServ may decide. If the Loan Notes are not issued in these circumstances, Faber Prest Shareholders who elect for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer. No US person or person within Canada, Japan or Australia who wishes to accept the Offer may elect to accept the Loan Note Alternative.

The Loan Note Alternative is conditional on the Offer becoming or being declared wholly unconditional. The Loan Note Alternative will remain open for as long as the Offer remains open for acceptance. Further details of the Loan Notes are contained in Appendix III of this document.

5.       INFORMATION ON HARSCO

Harsco is a diversified industrial services and manufacturing company. For the year ended 31 December 1997 Harsco had sales revenues of US$1,629 million ((pound sterling)985 million), net income from continuing operations of US$100 million ((pound sterling)60 million) and earnings per share of US$2.06 ((pound sterling)1.25). Net income for 1997 was US$279 million ((pound sterling)169 million) or US$5.72 ((pound sterling)3.46) per share, including the gain on the sale of, and results of, the discontinued defence business. Total assets as at 31 December 1997 were US$1,477 million ((pound sterling)894 million) with shareholders' equity of US$782 million ((pound sterling)473 million).

Harsco's operations today fall into three Operating Groups: Metal Reclamation and Mill Services; Infrastructure and Construction; and Process Industry Products. Harsco has over 250 major facilities in 31 countries, including in the United States where it is based.

The Metal Reclamation and Mill Services Group, which trades as Heckett MultiServ, provides services, technologies and equipment that enable producers of steel and non-ferrous metals to lower costs, increase productivity and meet environmental standards. Services include slag processing; on-site materials handling, transport and management; metals recovery; and a wide range of environmental services including recycling materials for re-use in production. This Operating Group is a leader in services to the steel industry. In 1997 Metal Reclamation and Mill Services accounted for approximately 38 per cent. of Harsco's sales revenues.

Major products and services of the Infrastructure and Construction Group include railway maintenance equipment and contract services; bridge decking and industrial grating; scaffolding, shoring and concrete forming systems and plant services; and abrasives for industrial surface preparation and granules for roofing shingles. Infrastructure and Construction accounted for approximately
26 per cent. of Harsco's sales revenues in 1997.

Major products and services of the Process Industry Products Group include industrial pipe fittings and related products; industrial blenders, mixers and dryers; boilers; mass transfer equipment; air-cooled heat exchanges; wear resistant steels; and gas containment and control equipment including cryogenic containers, high pressure and acetylene cylinders, propane tanks, and brass valves for industrial commercial and recreational use. Process Industry Products accounted for approximately 36 per cent. of Harsco's sales revenues in 1997.

Harsco is quoted on the New York, Pacific, Boston and Philadelphia stock exchanges under the ticker symbol `HSC' and has a current stock market capitalisation of approximately US$2.0 billion ((pound sterling)1.2 billion).

6.       INFORMATION ON FABER PREST

Faber Prest provides a range of specialist on-site and slag utilisation services to steel producers and integrated logistics services. It operates through two divisions, SR Industrial Services and FP Steel Distribution.

SR Industrial Services provides slag utilisation, materials movement and ancillary services to the steel industry. In 1997, SR Industrial Services accounted for 75 per cent. of Faber Prest's sales revenues, employing an average of 1,240 employees in ten countries.

FP Steel Distribution provides dedicated contract steel logistics and is engaged in a number of non-steel truck and haulage activities. In 1997, FP Steel Distribution accounted for 25 per cent. of Faber Prest's sales revenues, employing an average of 273 employees, all in the UK.

For the year ended 30 September 1997, Faber Prest reported turnover of (pound sterling)84.0 million, profit before taxation of (pound sterling)7.3 million and earnings per share of 40.58 pence. At 30 September 1997, equity shareholders funds were (pound sterling)29.4 million.

7.       BACKGROUND TO AND REASONS FOR THE OFFER

Four years ago, Harsco embarked on the task of transforming itself from a manufacturing and defence company to one with an increasing focus on long term industrial services for a wider range of customers. At that time, Harsco redefined its mission statement to emphasise its commitment to achieving superior shareholder returns.

Consistent with these aims, the Metal Reclamation and Mill Services Group has responded to the growing trend towards increased outsourcing of industrial services by containing and reducing costs and embarking on a programme of significant capital investment and technological advancement. This programme has led to the formation of long-term relationships with major steel manufacturers and to distinct competitive advantages and consequently an expanding mill services business.

The Board of Harsco believes that the acquisition of Faber Prest represents a good opportunity to continue this success so as to benefit both its shareholders and Faber Prest's customers. The expertise and enhanced geographical coverage of the combined businesses will significantly enhance Harsco's position as a leader in services to the steel industry.

8.       MANAGEMENT AND EMPLOYEES

Heckett MultiServ has given assurances to the directors of Faber Prest that the rights of all employees of Faber Prest and its subsidiaries, including their pension rights, will be fully safeguarded.

9.       FURTHER DETAILS OF THE OFFER

The Faber Prest Shares will be acquired by Heckett MultiServ fully paid up and free from all liens, equities, charges, encumbrances and other third party rights or interests and together with all rights now or hereafter attaching thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) declared, made or paid after 4 March 1998, save for the interim dividend of 8.5p (net) per Faber Prest Share payable in the event of the Offer becoming or being declared wholly unconditional.

The Offer is being made by Lazard Brothers on behalf of Heckett MultiServ and complies with the rules and regulations of the London Stock Exchange and with the Code.

The Offer is final and will not be increased or revised, except that Heckett MultiServ reserves the right to increase and/or revise it if a competitive situation (as determined by the Panel) arises or otherwise with the consent of the Panel.

The Offer is subject to the conditions and further terms set out in Appendix I of this document.

10.      FABER PREST SHARE OPTION SCHEME

The Offer extends to any Faber Prest Shares unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date(s) as Heckett MultiServ may, subject to the Code, determine) as a result of the exercise of options granted under the Faber Prest Share Option Scheme. If the Offer is declared or becomes wholly unconditional, Heckett MultiServ intends to offer a cash cancellation proposal to those Optionholders who have not exercised their options. Under such proposal, Optionholders will be offered the difference between the exercise price of the relevant share options and the Offer price of 500p in cash, for each option.

11.      PROCEDURE FOR ACCEPTANCE OF THE OFFER

THIS SECTION SHOULD BE READ TOGETHER WITH THE INSTRUCTIONS AND NOTES ON THE FORM OF ACCEPTANCE.

(a)      Completion of Form of Acceptance

         You should note that if you hold Faber Prest Shares in both certificated and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. In addition, you should complete a separate Form of Acceptance for Faber Prest Shares held in uncertificated form, but under different member account IDs, and for Faber Prest Shares held in certificated form but under different designations. If you hold Faber Prest Shares in CREST you should also refer to paragraphs (d) and (e) below. Additional Forms of Acceptance are available from The Royal Bank of Scotland plc, Registrar's Department, New Issues Section (Telephone number 0117 937
         0672).

         (i)      TO ACCEPT THE OFFER

                  To accept the Offer in respect of all or any of your Faber Prest Shares, you must complete Boxes 1 and 4 and, if appropriate, Boxes 6 and 7 and, if your Faber Prest Shares are in CREST, Box 5. In all cases you must sign Box 3 of the enclosed Form of Acceptance IN THE PRESENCE OF A WITNESS, WHO SHOULD ALSO SIGN IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON.

         (ii)     TO ELECT FOR THE LOAN NOTE ALTERNATIVE

                  To elect for the Loan Note Alternative in respect of some or all of your Faber Prest Shares in respect of which you accept the Offer, you must complete the Form of Acceptance as set out in (i) above and in addition complete Box 2. In all cases you must sign Box 3 of the enclosed Form of Acceptance IN THE PRESENCE OF A WITNESS, WHO SHOULD ALSO SIGN IN

                  ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON. UNLESS AN EXEMPTION UNDER THE RELEVANT LAWS IS AVAILABLE, THE LOAN NOTE ALTERNATIVE IS NOT AVAILABLE TO CERTAIN OVERSEAS SHAREHOLDERS OR PERSONS ACTING FOR THE ACCOUNT OR BENEFIT OR SUCH PERSONS. IN ADDITION, IF YOU HAVE COMPLETED BOX 6 YOU MAY ONLY RECEIVE CASH UNDER THE TERMS OF THE OFFER.

                  IF YOU HAVE ANY QUESTIONS AS TO HOW TO COMPLETE THE FORM OF ACCEPTANCE, PLEASE TELEPHONE THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION (TELEPHONE NUMBER:
                  0117 937 0672).

(b)      Return of Form of Acceptance

         TO ACCEPT THE OFFER, THE COMPLETED FORM(S) OF ACCEPTANCE SHOULD BE RETURNED WHETHER OR NOT YOUR FABER PREST SHARES ARE IN CREST. THE COMPLETED FORM(S) OF ACCEPTANCE SHOULD BE RETURNED BY POST OR BY HAND TO THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION, PO BOX 859, CONSORT HOUSE, EAST STREET, BEDMINSTER, BRISTOL BS99 1XZ OR BY HAND ONLY DURING NORMAL BUSINESS HOURS TO THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION, PO BOX 633, 5-10 GREAT TOWER STREET, LONDON EC3R 5ER, TOGETHER (SUBJECT TO PARAGRAPH (d) BELOW) WITH THE RELEVANT SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENTS(S) OF TITLE AS SOON AS POSSIBLE BUT IN ANY EVENT SO AS TO ARRIVE NO LATER THAN 3.00 P.M. ON 26 MARCH 1998. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Heckett MultiServ. The instructions printed on Forms of Acceptance are deemed to form part of the terms of the Offer.

(c)      Documents of title

         If your Faber Prest Shares are in certificated form, a completed and signed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or the other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and lodge the Form of Acceptance as stated above so as to be received by The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, by no later than 3.00 p.m. on 26 March 1998. You should send, with the completed Form of Acceptance, any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that your have lost one or more of your share certificate(s) and/or documents of title. No acknowledgement of receipt of documents will be given. If you have lost your share certificate(s) and/or other document(s) of title, you should contact Faber Prest's registrars, Northern Registrars (Telephone number: 01484 606664), for a letter of indemnity for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, as above.

(d) Additional procedures for Faber Prest Shares in uncertificated form (that is, in CREST)

         If your Faber Prest Shares are in uncertificated form, you should insert in Box 5 of the enclosed Form(s) of Acceptance the participant ID and member account ID under which such Faber Prest Shares are held by you in CREST and otherwise complete and return the Form(s) of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the Faber Prest Shares in respect of which you wish to accept the Offer to an escrow balance (that is, a TTE instruction) specifying The Royal Bank of Scotland plc, Registrar's Department (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, as soon as possible AND IN ANY EVENT SO THAT THE TRANSFER TO ESCROW SETTLES NO LATER THAN 3.00 P.M. ON 26 MARCH 1998.

         IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD REFER TO YOUR CREST SPONSOR BEFORE TAKING ANY ACTION. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Faber Prest Shares are held. In addition, only your CREST sponsor will be able to sent the TTE instruction to CRESTCo in relation to your Faber Prest Shares.

         You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with

         CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

         (i) the number of Faber Prest Shares to be transferred to an escrow balance;

         (ii) your member account ID. This must be the same member account ID as that inserted in Box 5 of the Form of Acceptance;

         (iii) your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 5 of the Form of Acceptance;

         (iv) the participant ID of the Escrow Agent which is, for the purposes of the Offer, 3RA44;

         (v) the member account ID of the Escrow Agent which is, for the purposes of the Offer, FABER;

         (vi) the Form of Acceptance reference number. This is the reference number that appears at the bottom of page one of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable The Royal Bank of Scotland plc, Registrar's Department, New Issues Section to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

         (vii) the intended settlement date. This should be as soon as possible and in any event no later than 3.00 p.m. on 26 March 1998; and

         (viii) the Corporate Action Number for the Offer is allocated by CRESTCo and can be found by viewing the relevant Corporate Action details in CREST.

         After settlement of the TTE instruction, you will not be able to access the Faber Prest Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Faber Prest Shares concerned to itself in accordance with paragraph (e) of Part C of Appendix I to this document.

         You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

         If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included in the TTE instruction, Heckett MultiServ may treat any number of Faber Prest Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of Faber Prest Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

         YOU SHOULD NOTE THAT CRESTCO DOES NOT MAKE AVAILABLE SPECIAL PROCEDURES IN CREST FOR ANY PARTICULAR CORPORATE ACTION. NORMAL SYSTEM TIMINGS AND LIMITATIONS WILL THEREFORE APPLY IN CONNECTION WITH A TTE INSTRUCTION AND ITS SETTLEMENT. YOU SHOULD THEREFORE ENSURE THAT ALL NECESSARY ACTION IS TAKEN BY YOU (OR BY YOUR CREST SPONSOR) TO ENABLE A TTE INSTRUCTION RELATING TO YOUR FABER PREST SHARES TO SETTLE PRIOR TO 3.00 P.M. ON 26 MARCH 1998. IN THIS REGARD, YOU ARE REFERRED IN PARTICULAR TO THOSE SECTIONS OF THE CREST MANUAL CONCERNING PRACTICAL LIMITATIONS OF THE CREST SYSTEM AND TIMINGS.

         Heckett MultiServ will make an appropriate announcement if any of the details contained in this paragraph (d) alter for any reason.

(e) Deposits of Faber Prest Shares into, and withdrawals of Faber Prest Shares from, CREST

         Normal CREST procedures (including timings) apply in relation to any Faber Prest Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form during the course of the Offer (whether any such conversion arises as a result of a transfer of Faber Prest Shares or otherwise). Holders of Faber Prest Shares who are proposing so to convert any such Faber Prest Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Faber Prest Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 p.m. on 26 March 1998.

(f)      Validity of acceptance

         Without prejudice to Parts B and C of Appendix I of this document, Heckett MultiServ and Lazard Brothers reserve the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash or issue of Loan Notes under the Offer will be made until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Heckett MultiServ have been received.

         The invalidity of an election for the Loan Note Alternative will not affect the validity of an otherwise valid Form of Acceptance and will be deemed to be an acceptance of the Offer for cash.

(g)      Overseas shareholders

         The attention of Faber Prest Shareholders who are citizens or residents of jurisdictions outside the UK is drawn to paragraph 6 of Part B and paragraph (b) of Part C of Appendix I of this document, and to the relevant provisions of the Form of Acceptance. The availability of the Offer to persons not resident in the UK may be affected by the laws of the relevant jurisdictions. Persons not resident in the UK should inform themselves about and observe any applicable requirements.

         The Offer is not being made, directly or indirectly, in or into, the United States, Canada, Australia or Japan. Accordingly, any accepting Faber Prest Shareholder who is unable to give the warranties set out in paragraph (b) of Part C of Appendix I to this document will be deemed not to have accepted the Offer.

         The Loan Notes have not been, and will not be, registered under the Securities Act or under any of the relevant securities laws of any state of the United States or any relevant securities laws of Canada, Japan or Australia. Accordingly, unless an exemption is available under the Securities Act or any relevant securities laws, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Japan or Australia.

         IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURE FOR ACCEPTANCE, PLEASE CONTACT THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION BY TELEPHONE ON 0117 937 0672. YOU ARE REMINDED THAT, IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD CONTACT YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.

12.      SETTLEMENT

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 6 of Part B of Appendix I in the case of certain Faber Prest Shareholders who are not resident in the UK), settlement of the consideration to which any Faber Prest Shareholder is entitled under the Offer will be effected (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipts in the following manner:

(a)      Faber Prest Shares in uncertificated form (that is, in CREST)

         Where an acceptance relates to Faber Prest Shares in uncertificated form, settlement of any cash consideration to which the accepting Faber Prest Shareholder is entitled will be paid by means of CREST by Heckett MultiServ procuring the creation of an assured payment obligation in favour of the accepting Faber Prest Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

         Heckett MultiServ reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting Faber Prest Shareholder(s), in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b)      Faber Prest Shares in certificated form

         Where an acceptance relates to Faber Prest Shares in certificated form, settlement of any cash due will be despatched by first class post (or by such other method as the Panel may approve). All such payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank.

(c)      Loan Notes

         Whether the Faber Prest Shares are in certificated or uncertificated form, if a Faber Prest Shareholder validly elects for the Loan Note Alternative and Loan Notes are issued as described in paragraph 4, definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel).

(d)      General

         If the Offer does not become or is not declared unconditional in all respects (i) share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address (outside the United States, Canada, Australia or Japan) is set out in Box 7 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address (outside the United States, Canada, Australia or Japan) and (ii) the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days after the Offer lapsing, as the Panel may approve), give TFE instructions to CRESTCo to transfer all Faber Prest Shares held in escrow balances and in relation to which it is the Escrow Agent to the original available balances of the Faber Prest Shareholders concerned. ALL DOCUMENTS AND REMITTANCES SENT BY, TO OR FROM FABER PREST SHAREHOLDERS OR THEIR APPOINTED AGENTS WILL BE SENT AT THEIR OWN RISK.

13.      UNITED KINGDOM TAXATION

THE FOLLOWING PARAGRAPHS, WHICH ARE INTENDED AS A GENERAL GUIDE ONLY, ARE BASED ON CURRENT UNITED KINGDOM LEGISLATION AND INLAND REVENUE PRACTICE AND ARE SUBJECT TO CHANGES THEREIN. THEY SUMMARISE CERTAIN LIMITED ASPECTS OF THE UK TAXATION TREATMENT OF THE ACCEPTANCE OF THE OFFER AND ELECTION FOR THE LOAN NOTE ALTERNATIVE, AND THEY RELATE ONLY TO THE POSITION OF CERTAIN CLASSES OF TAXPAYERS AND ONLY THOSE FABER PREST SHAREHOLDERS WHO HOLD THEIR FABER PREST SHARES BENEFICIALLY AS AN INVESTMENT (OTHERWISE THAN UNDER A PERSONAL EQUITY
PLAN) AND WHO ARE RESIDENT OR ORDINARILY RESIDENT IN THE UK FOR TAXATION PURPOSES (EXCEPT INSOFAR AS EXPRESS REFERENCE IS MADE TO THE TREATMENT OF NON-UK RESIDENTS). IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION OR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER IMMEDIATELY.

(a)      UK taxation of chargeable gains

         Liability to UK taxation of chargeable gains will depend on the individual circumstances of Faber Prest Shareholders and on the form of consideration received.

         (i)      CASH

                  Acceptance of the Offer will, if it becomes wholly unconditional and to the extent that the consideration is received in cash by the Faber Prest Shareholders, constitute a disposal or part disposal of his Faber Prest Shares for the purposes of UK taxation of chargeable gains. Such a disposal or part disposal may, depending upon the individual circumstances of the Faber Prest Shareholder, give rise to a liability to UK taxation on chargeable gains.

         (ii)     LOAN NOTES

                  Faber Prest Shareholders who, either alone or together with persons connected with them, hold more than 5 per cent. of, or of any class of, shares in or debentures of Faber Prest, are advised that an application for clearance will be made to the UK Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 ("TCGA") in respect of the Loan Note Alternative. Subject to the granting of this clearance, any such Faber Prest

                  Shareholder will be treated in the same manner as other Faber Prest Shareholders as described below. Neither the Offer nor the Loan Note Alternative is conditional on such clearance being obtained.

                  Faber Prest Shareholders who, either alone or together with persons connected with them, hold not more than 5 per cent. of, or of any class of, shares in or debentures of Faber Prest, will not be treated as having made a disposal of their Faber Prest Shares for the purposes of UK taxation on chargeable gains to the extent that they receive Loan Notes by way of consideration under the Offer and the following treatment will apply:

                  (x) FABER PREST SHAREHOLDERS WITHIN THE CHARGE TO UK CORPORATION TAX

                           The Loan Notes will be "qualifying corporate bonds" within the meaning of section 117 of TCGA. Accordingly, to the extent that a chargeable gain or allowable loss would otherwise have accrued to Faber Prest Shareholders who are within the charge to UK corporation tax on the transfer of Faber Prest Shares, such chargeable gain or allowable loss will be deferred and will be treated as arising only on a subsequent disposal of the Loan Notes. Indexation allowance will cease to accrue.

                  (y) FABER PREST SHAREHOLDERS NOT WITHIN THE CHARGE TO UK CORPORATION TAX

                           The Loan Notes will not be "qualifying corporate bonds" within the meaning of section 117 of TCGA. Accordingly, the Loan Notes will be treated as the same asset as the Faber Prest Shares acquired at the same time and for the same consideration as the Faber Prest Shares were acquired. Indexation allowance in respect of the consideration originally given for the Faber Prest Shares will continue to accrue until a subsequent disposal or redemption of the Loan Notes.

(b)      Taxation on transfer or redemption of the Loan Notes

         (i)      FABER PREST SHAREHOLDERS WITHIN THE CHARGE TO UK CORPORATION
                  TAX

                  For Faber Prest Shareholders within the charge to UK corporation tax, the Loan Notes will be qualifying corporate bonds. Accordingly, except to the extent that a chargeable gain or allowable loss previously deferred in respect of Faber Prest Shares arises as described in (a)(ii)(x) above, gains and losses arising on disposal of the Loan Notes will not give rise to chargeable gains or allowable losses for the purposes of taxation of chargeable gains. However, such Faber Prest shareholders will generally be required to bring into account, for each of their accounting periods, such sums in respect of the Loan Notes as, in accordance with an authorised accounting method, fairly represent, for the accounting periods in question, all their profits, gains or losses (whether or not of a capital nature) which sums will be brought into charge as income for UK taxation purposes. The accrued income scheme contained in Chapter II of Part XVII of ICTA will not be applicable to such Faber Prest Shareholders.

         (ii)     FABER PREST SHAREHOLDERS NOT WITHIN THE CHARGE TO UK
                  CORPORATION TAX

                  For such Faber Prest Shareholders the Loan Notes will not be qualifying corporate bonds. A subsequent disposal or redemption of the Loan Notes may give rise to a liability to UK taxation on capital gains depending upon individual circumstances. The accrued income scheme may apply on the transfer of Loan Notes by such Faber Prest Shareholders.

(c)      Taxation of interest on the Loan Notes

         (i)      WITHHOLDING TAX

                  Payments of interest on the Loan Notes will be made subject to the deduction of UK income tax at the lower rate (currently 20 per cent.) unless Heckett MultiServ has been directed by the Inland Revenue, in respect of a particular holding of Loan Notes, to make the payment free (or subject to a reduced rate) of such deduction by virtue of relief under the provisions of an applicable double taxation treaty. Such a direction will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of the Loan Notes. Heckett MultiServ will not gross up payments of interest on the Loan Notes to compensate for any tax which it is required to deduct at source.

         (ii)     INDIVIDUAL HOLDERS OF LOAN NOTES

                  Subject to the above, the gross amount of the interest on the Loan Notes will form part of the recipient's income for the purposes of UK income tax, credit being allowed for the tax withheld. Individuals who are taxable at the lower or basic rate will have no further tax to pay in respect of the interest. In certain cases, Loan Note holders may be able to recover an amount in respect of the tax withheld at source.

                  As mentioned above on a transfer of Loan Notes by an individual, a charge to tax on income may arise under the accrued income scheme in respect of the interest on the Loan Notes which has accrued since the preceding interest payment.

         (iii)    CORPORATE HOLDERS OF LOAN NOTES

                  A holder of Loan Notes within the charge to corporation tax will generally be charged UK corporation tax in respect of interest on the Loan Notes relating to the relevant accounting period broadly in accordance with the holder's authorised accounting method.

(d)      Taxation of Interim Dividend

         As the payment of the interim dividend is conditional upon the Offer becoming or being declared unconditional in all respects, the interim dividend will be deemed to be a foreign income dividend ("FID") for UK tax purposes under the provisions of Schedule 7 to the Finance Act 1997.

         A FID does not carry a tax credit. Accordingly, Faber Prest Shareholders who would otherwise be entitled to claim payment from the Inland Revenue of a tax credit in relation to a dividend (for example an individual who is not liable to income tax) will not be so entitled in relation to the interim dividend. In addition, a FID will not constitute franked investment income in the hands of UK resident corporate shareholders.

         (i)      NON-CORPORATE SHAREHOLDERS

                  A UK resident Faber Prest Shareholder who receives the interim dividend will be treated as having received income of an amount which when reduced by an amount equal to income tax at the lower rate (currently 20 per cent.) is equal to the amount of the interim dividend. A UK resident individual shareholder who is liable to income tax at only the lower rate or the basic rate will have no further tax to pay on the interim dividend. There will be a further income tax liability where a UK resident individual recipient is subject to income tax at the higher rate.

         (ii)     CORPORATE SHAREHOLDERS

                  A UK resident corporate Faber Prest Shareholder who receives the interim dividend can use it to frank its own distributions which are FIDs.

(e)      Faber Prest Share Option Scheme

         Special tax provisions may apply to Faber Prest Shareholders who have acquired or acquire their Faber Prest Shares by exercising options under the Faber Prest Share Option Scheme including provisions imposing a charge to income tax when such an option is exercised.

(f)      Stamp duty and stamp duty reserve tax ("SDRT")

         THESE COMMENTS ARE INTENDED AS A GUIDE TO THE GENERAL POSITION AND DO NOT RELATE TO PERSONS SUCH AS MARKET MAKERS, BROKERS, DEALERS AND PERSONS CONNECTED WITH DEPOSITARY ARRANGEMENTS OR CLEARANCE SERVICES, TO WHOM SPECIAL RULES APPLY.

         (i)      ACCEPTANCE OF THE OFFER AND/OR LOAN NOTE ALTERNATIVE

                  No stamp duty or SDRT will be payable by Faber Prest Shareholders as a result of accepting the Offer and/or the Loan Note Alternative.

         (ii)     LOAN NOTES

                  No stamp duty or SDRT will be payable on the issue of Loan Notes. On a transfer of the Loan Notes, stamp duty or SDRT would be payable at one half of one per cent. on the consideration payable for, or in certain circumstances on the market value of, the Loan Notes transferred.

14.      FURTHER INFORMATION

Your attention is drawn to the further information contained in the Appendices to this document.

15.      ACTION TO BE TAKEN

TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE MUST BE COMPLETED AND RETURNED TO EITHER OF THE ADDRESSES SET OUT IN PARAGRAPH 11(b) ABOVE AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY THE ROYAL BANK OF SCOTLAND PLC, REGISTRAR'S DEPARTMENT, NEW ISSUES SECTION SO AS TO BE RECEIVED AS SOON AS POSSIBLE AND IN ANY EVENT NOT LATER THAN 3.00 P.M. ON 26 MARCH 1998.


                               Yours faithfully,
                              for and on behalf of
                          Lazard Brothers & Co., Limited


                                Michael Baughan
                               Managing Director

                                   APPENDIX I

                   CONDITIONS AND FURTHER TERMS OF THE OFFER

                                     PART A

                            CONDITIONS OF THE OFFER

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on 26 March 1998 (or such later time(s) and/or date(s) as Heckett MultiServ may, subject to the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Heckett MultiServ may decide) in nominal value of the Faber Prest Shares to which the Offer relates, provided that this condition shall not be satisfied unless Heckett MultiServ and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Faber Prest Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Faber Prest. For the purposes of this condition:

         (i) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry upon issue;

         (ii) the expression "Faber Prest Shares to which the Offer relates" shall mean (i) Faber Prest Shares issued or allotted on or before the date the Offer is made; and (ii) Faber Prest Shares issued or allotted after that date but before the time at which the Offer closes, or such earlier date, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the first closing date of the Offer, as Heckett MultiServ may decide but excluding any Faber Prest Shares which, on the date the Offer is made, are held or (otherwise than under such a contract as is described in section 428(5) of the Companies Act 1985) contracted to be acquired by Heckett MultiServ and/or its associates (within the meaning of section 430E of the Companies Act 1985);

(b) the Office of Fair Trading in the United Kingdom indicating, in terms satisfactory to Heckett MultiServ, either that no merger situation qualifying for investigation arises or, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of Faber Prest by Heckett MultiServ, or any matter arising therefrom or related thereto, to the Monopolies and Mergers Commission;

(c) save as fairly disclosed to Harsco or Heckett MultiServ in writing prior to 4 March 1998, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Faber Prest Group is a party or by or to which any such member of the wider Faber Prest Group or any of its assets may be bound, entitled or subject, which in consequence of the Offer, or the proposed acquisition of any shares or other securities in Faber Prest or because of a change in the control or management of Faber Prest or otherwise, could or might reasonably be expected to result in (to an extent which is material in the context of the wider Faber Prest Group taken as a whole):

         (i) any moneys borrowed by, or any other indebtedness (actual or contingent) of, or grant available to any such member being or becoming repayable or capable of being declared repayable immediately or earlier than its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

         (ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any member of the wider Faber Prest Group thereunder being terminated or adversely modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

         (iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

         (iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

         (v) the rights, liabilities, obligations or interests of any member of the wider Faber Prest Group in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected; or

         (vi) the value of any member of the wider Faber Prest Group or its financial or trading position or prospects being prejudiced or adversely affected; or

         (vii) any member of the wider Faber Prest Group ceasing to be able to carry on business under any name under which it presently does so;

         (viii) the creation of any liability, actual or contingent, by any such member and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Faber Prest Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (c);

(d) no government or governmental, quasi-governmental, supranational, statutory regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order or having taken any other steps which would or might reasonably be expected to:

         (i) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the wider Harsco Group or any member of the wider Faber Prest Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof to an extent which is material in the context of the wider Harsco Group or the wider Faber Prest Group taken as a whole;

         (ii) require, prevent or delay the divestiture by any member of the wider Harsco Group of any shares or other securities in Faber Prest;

         (iii) impose any limitation on, or result in a delay in, the ability of any member of the wider Harsco Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Faber Prest Group or the wider Harsco Group or to exercise management control over any member of the Faber Prest Group;

         (iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider Harsco Group or of any member of the wider Faber Prest Group to an extent which is material in the context of the wider Harsco Group or the wider Faber Prest Group taken as a whole;

         (v) make the Offer or its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of Faber Prest void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith to an extent which is material;

         (vi) require any member of the wider Harsco Group or the wider Faber Prest Group to offer to acquire any shares or other securities or interest in any member of the wider Faber Prest Group or the wider Harsco Group owned by any third party; or

         (vii) impose any limitation on the ability of any member of the wider Faber Prest Group to coordinate its business, or any part of it, with the businesses of any other members;

(e) all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

(f) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Harsco Group of any shares or other securities in, or control of, Faber Prest and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by Heckett MultiServ for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Faber Prest by any member of the wider Harsco Group having been obtained in terms and in a form reasonably satisfactory to Heckett MultiServ from all appropriate Third Parties or persons with whom any member of the wider Faber Prest Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Faber Prest Group remaining in full force and effect and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with, the failure to comply with which would be material in the context of the Offer or of the Faber Prest Group taken as a whole;

(g) except as publicly announced by Faber Prest prior to 4 March 1998, no member of the wider Faber Prest Group having, since 30 September 1997:

         (i) save as between Faber Prest and wholly-owned subsidiaries of Faber Prest or for Faber Prest Shares issued pursuant to the exercise of options granted under the Faber Prest Share Option Scheme, issued, authorised or proposed the issue of additional shares of any class;

         (ii) save as between Faber Prest and wholly-owned subsidiaries of Faber Prest or for the grant of options under the Faber Prest Share Option Scheme, issued or authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

         (iii) other than to another member of the Faber Prest Group or save as fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution, save for the final dividend of 11.5p (net) per Faber Prest Share paid on 30 January 1998 and subject to the Offer becoming or being declared wholly unconditional, for the proposed interim dividend of 8.5p (net) per Faber Prest Share;

         (iv) save for intra-Faber Prest Group transactions, merged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, acquisition or disposal (other than, in any case aforesaid, in the ordinary course of business);

         (v) save for intra-Faber Prest Group transactions made or authorised or proposed or announced an intention to propose any change in its loan capital;

         (vi) issued, authorised or proposed the issue of any debentures or (save for intra-Faber Prest Group transactions or in the ordinary course of business) incurred any indebtedness or become subject to any contingent liability;

         (vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or save with respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

         (viii) save as fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or senior executive;

         (ix) save as fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998, entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive to the businesses of any member of the wider Faber Prest Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is material in the context of the wider Faber Prest Group taken as a whole;

         (x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

         (xi) save as fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998, entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Faber Prest Group or the wider Harsco Group;

         (xii) waived or compromised any claim which is material in the context of the Faber Prest Group taken as a whole; or

         (xiii) save as fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998, entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

         and, for the purposes of paragraphs (iii),(iv), (v) and (vi) of this condition, the term "Faber Prest Group" shall mean Faber Prest and its wholly-owned subsidiaries and paragraphs (ix), (xii) and (xiii) shall only apply to members of the Faber Prest Group;

(h) since 30 September 1997 and save as disclosed in the Report and Accounts of Faber Prest for the year then ended:

         (i) no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of the wider Faber Prest Group taken as a whole;

         (ii) no litigation, arbitration, proceedings, prosecution or other legal proceedings to which any member of the wider Faber Prest Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Faber Prest Group having been instituted, threatened or announced by or against or remaining outstanding in respect of any member of the wider Faber Prest Group which might reasonably be expected adversely to affect the wider Faber Prest Group taken as a whole; and

         (iii) no contingent or other liability having arisen or become apparent to Heckett MultiServ which might adversely affect the wider Faber Prest Group taken as a whole; and

(i)      Heckett MultiServ not having discovered:

         (i) that any financial, business or other information concerning the wider Faber Prest Group which is material in the context of the wider Faber Prest Group taken as a whole or in the context of the Offer and which is contained in the information publicly disclosed at any time (and not having been corrected by a subsequent announcement to the London Stock Exchange prior to 4 March 1998) by or on behalf of any member of the wider Faber Prest Group, is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading;

         (ii) that any member of the wider Faber Prest Group is subject to any liability (contingent or otherwise) which is material in the context of the wider Faber Prest Group taken as a whole and which is not disclosed in the annual report and accounts of Faber Prest for the year ended 30 September 1997 or which has not been fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998; or

         (iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Faber Prest Group, and which is material in the context of the wider Faber Prest Group taken as a whole.

(j) save as fairly disclosed in writing to Harsco or Heckett MultiServ prior to 4 March 1998, Heckett MultiServ not having discovered that:

         (i) any past or present member of the wider Faber Prest Group has failed to comply with any and/or all applicable legislation or regulation of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be reasonably likely to give rise to any liability (actual or contingent) on the part of any member of the wider Faber Prest Group which is material in the context of the wider Faber Prest Group taken as a whole; or

         (ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) which is material in the context of the wider Faber Prest Group taken as a whole, of any past or present member of the wider Faber Prest Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Faber Prest group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction.

For the purposes of these conditions the "wider Faber Prest Group" means Faber Prest and its subsidiary undertakings, associated undertakings and any other undertaking in which Faber Prest and/or such undertakings (aggregating their interests) have a significant interest and the "wider Harsco Group" means Harsco and its subsidiary undertakings, associated undertakings and any other undertaking in which Harsco and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means an interest in ten per cent. or more of the equity share capital (as defined in that Act).

Heckett MultiServ reserves the right to waive, in whole or in part, all or any of the above conditions, except condition (a). If Heckett MultiServ is required to make an offer for Faber Prest Shares under the provisions of Rule 9 of the Code, Heckett MultiServ may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

Conditions (b) to (j) (inclusive) must be fulfilled or waived by midnight on the 21st day after the date on which condition (a) is fulfilled (or such later time(s) and/or date(s) as the Panel may agree). Heckett MultiServ shall be under no obligation to waive or treat as satisfied any of the conditions (b) to (j) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Offer will lapse if the acquisition of Faber Prest is referred to the Monopolies and Mergers Commission before 3.00 p.m. on 26 March 1998 or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

                                     PART B

                           FURTHER TERMS OF THE OFFER

The following further terms apply to the Offer. Except where the context otherwise requires, any reference in Parts B or C of this Appendix I and in the Form of Acceptance:

(i) to the "Offer" shall include the Loan Note Alternative and any revision, variation or renewal thereof or extension of the Offer or the Loan Note Alternative (as the case may be);

(ii) to the "Offer becoming unconditional" shall include references to the Offer being or being declared unconditional;

(iii)    to the "acceptance condition" means the condition set out in paragraph
         (a) of Part A of this Appendix I;

(iv) to the "Offer becoming unconditional" means the acceptance condition being or becoming or being declared satisfied whether or not any other condition of the Offer remains to be fulfilled and references to the Offer having become or not becoming unconditional shall be construed accordingly;

(v) to "acceptances of the Offer" shall include deemed acceptances of the Offer.

1.       ACCEPTANCE PERIOD

(a) The Offer will initially be open for acceptance until 3.00 p.m. on 26 March 1998. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date of despatching written notification of the revision to Faber Prest Shareholders. Except with the consent of the Panel, no revision of the Offer may be posted to Faber Prest Shareholders after 20 April 1998 or, if later, the date falling 14 days prior to the last date on which the Offer is capable of becoming unconditional.

(b) The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on 4 May 1998 (or any earlier time and/or date announced (and not withdrawn) by Heckett MultiServ as the date beyond which the Offer will not be extended) nor of being kept open for acceptance after that time and date, unless it has previously become unconditional, provided that Heckett MultiServ reserves the right, with the permission of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, Heckett MultiServ may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Faber Prest Shares made after 1.00 p.m. on 4 May 1998 (or any earlier time and/or date announced (and not withdrawn) by Heckett MultiServ as the date beyond which the Offer will not be extended) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Offer may become unconditional is extended beyond midnight on 4 May 1998, acceptances received and purchases of Faber Prest Shares made in respect of which the relevant documents are received by The Royal Bank of Scotland, Registrar's Department, New Issues Section after 1.00 p.m. on the relevant date may (except where the Code otherwise permits) only be taken into account with the agreement of the Panel.

(c) If the Offer becomes or is declared unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer to those Faber Prest Shareholders who have not accepted the Offer.

(d) If a competitive situation arises after a "no increase" and/or "no extension" statement has been made in relation to the Offer, Heckett MultiServ may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the consent of the Panel, withdraw such statement provided that it complies with the requirements of the Code and in particular that:

         (i) it announces such withdrawal within four business days after the announcement of the competing offer and notifies Faber Prest Shareholders in writing thereof at the earliest practicable opportunity or, in the case of Faber Prest Shareholders with registered addresses outside the UK or whom Heckett MultiServ knows to be nominees, trustees or custodians holding Faber Prest Shares for such persons, by announcement in the UK; and

         (ii) any Faber Prest Shareholders who accepted the Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(c) below.

         Heckett MultiServ may, if it has reserved the right to do so, choose not to be bound by the terms of a "no increase" or "no extension" statement if it would otherwise prevent the posting of an increased or improved Offer which is recommended for acceptance by the board of directors of Faber Prest, or in other circumstances permitted by the Panel.

(e) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, Heckett MultiServ shall be entitled to take account only of those Faber Prest Shares carrying voting rights which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all the relevant details, has been received by The Royal Bank of Scotland plc, Registrar's Department, New Issues Section from Faber Prest or its agents at either of the addresses specified in paragraph 3(a) below. Telex, e-mail or facsimile transmission will not be sufficient.

2.       ANNOUNCEMENTS

(a) By 8.30 a.m. on the business day (the "relevant day") next following the day on which the Offer is due to expire or becomes or is declared unconditional or is revised or extended, Heckett MultiServ will make an appropriate announcement and simultaneously inform the London Stock Exchange of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Faber Prest Shares and rights over Faber Prest Shares:

         (i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with Heckett MultiServ);

         (ii) acquired or agreed to be acquired by or on behalf of Heckett MultiServ or any person deemed to be acting in concert with Heckett MultiServ during the course of the Offer Period; and

         (iii) held by or on behalf of Heckett MultiServ or any person deemed to be acting in concert with Heckett MultiServ prior to the Offer Period, and will specify the percentage of share capital represented by each of these figures. Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.30 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is unconditional, in which case a statement may instead be made that the Offer will remain open until further notice). In computing the number of Faber Prest Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes acceptances and purchases not in all respects in order or subject to verification provided that such acceptances or purchases shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraphs 5(e) and (f) below.

(b) In this Appendix I, references to the making of an announcement by or on behalf of Heckett MultiServ include the release of an announcement to the press by public relations consultants or by Lazard Brothers and the delivery by hand or telephone, telex or facsimile or other electronic transmission of an announcement to the London Stock Exchange. An announcement made otherwise than to the London Stock Exchange shall be notified simultaneously to the London Stock Exchange.

3.       RIGHTS OF WITHDRAWAL

(a) If Heckett MultiServ, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(a) above, an accepting Faber Prest Shareholder may immediately thereafter withdraw his acceptance of the Offer by written notice signed by such accepting Faber Prest Shareholder (or his agent duly appointed in writing and evidence of whose appointment in a form reasonably satisfactory to Heckett MultiServ is produced with the notice) given by post or by hand to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, PO Box 859, Consort House, East Street, Bedminster, Bristol BS99 1XZ on behalf of Heckett MultiServ. Subject to paragraph 1(b) above, this right of withdrawal may be terminated not less than eight days after the relevant day by Heckett MultiServ confirming, if such be the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2(a) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) above will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. on 16 April 1998 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Faber Prest Shareholder may withdraw his acceptance at any time thereafter by written notice received by The Royal Bank of Scotland plc, Registrar's Department, New Issues Section on behalf of Heckett MultiServ at either of the addresses and in the manner referred to in paragraph 3(a) above, before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(b) above.

(c) If a "no increase" and/or "no extension" statement has been withdrawn in accordance with paragraph 1(d) above, any Faber Prest Shareholder who accepts the Offer after such statement is made may withdraw his acceptance thereafter in the manner referred to in paragraph 3(a) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to Faber Prest Shareholders.

(d) Except as provided by this paragraph 3, acceptances shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Faber Prest Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to Heckett MultiServ is produced with the notice). Telex, e-mail or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Heckett MultiServ or its agents to have been sent from, the United States, Canada, Japan or Australia will be treated as valid.

4.       REVISED OFFER

(a) Although no such revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents, on the date on which such revision is announced, (on such basis as Lazard Brothers may consider appropriate) an improvement (or no diminution) in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by a Faber Prest Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject as provided in paragraphs 4(b), (c) and 6 below, be made available to Faber Prest Shareholders who have accepted the Offer in its original or previously revised form(s) (hereinafter called "Previous Acceptors"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in paragraphs 4(b), (c) and 6 below, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of any director of Heckett MultiServ and/or of Lazard Brothers as his attorney and/or agent with authority to accept any such revised Offer on behalf of such Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make elections and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) The deemed acceptance referred to in paragraph 4(a) above shall not apply and the authority conferred by paragraph 4(a) above shall not be exercised by any director of Heckett MultiServ or any director of Lazard Brothers if, as a result thereof, the Previous Acceptor would (on such basis as Lazard Brothers may consider appropriate) thereby receive and/or retain (as appropriate) less in aggregate under the Offer or otherwise than he would have received in aggregate as a result of acceptance of the Offer in the form in which it was previously accepted by him. The authorities conferred by paragraph 4(a) above shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph.

(c) The deemed acceptance referred to in paragraph 4(a) above shall not apply and the authority conferred by paragraph 4(a) above shall be ineffective to the extent that a Previous Acceptor shall lodge with The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to Faber Prest Shareholders, a Form of Acceptance or some other form issued by or on behalf of Heckett MultiServ in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

(d) The authorities conferred by this paragraph 4 and any acceptance of a revised Offer and any election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(e) Heckett MultiServ reserves the right to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form(s)) which is received after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and such acceptance shall constitute an authority in the terms of paragraph 4(a) above mutatis mutandis on behalf of the relevant Faber Prest Shareholder.

5.       GENERAL

(a) Save with the consent of the Panel, the Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Heckett MultiServ in its reasonable opinion to be or remain satisfied by 16 April 1998 or within 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as Heckett MultiServ may, with the consent of the Panel, decide. If the Offer lapses for any reason, the Offer shall cease to be capable of further acceptance and Heckett MultiServ and Faber Prest Shareholders shall cease to be bound by prior acceptances.

(b) The expression "Offer Period" when used in this document means, in relation to the Offer, the period commencing on 6 November 1997 until whichever of the following dates shall be the latest: (i) 3.00 p.m. on 26 March 1998, (ii) the time and date on which the Offer becomes unconditional and (iii) the time and date on which the Offer lapses.

(c) Except with the consent of the Panel, settlement of the consideration to which any Faber Prest Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Heckett MultiServ or Lazard Brothers may otherwise be, or claim to be, entitled as against such Faber Prest Shareholder and will be posted not later than 14 days after the date on which the Offer becomes unconditional in all respects or 14 days after receipt of a valid and complete acceptance, whichever is the later.

(d) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document will have the same meanings when used in the Form of Acceptance unless the context otherwise requires.

(e) Notwithstanding the right reserved by Heckett MultiServ to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other documents of title or not accompanied by the relevant TTE instructions, except as otherwise agreed with the Panel, an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it.

(f) Except as otherwise agreed with the Panel, a purchase of Faber Prest Shares by Heckett MultiServ or persons acting in concert with it or its nominee(s) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it.

(g) Except with the consent of the Panel, the Offer will not become or be declared unconditional unless The Royal Bank of Scotland plc, Registrar's Department, New Issues Section has issued a certificate to Heckett MultiServ or Lazard Brothers which states the number of Faber Prest Shares in respect of which acceptances have been received which comply with paragraph 5(e) above and the number of Faber Prest Shares otherwise acquired, whether before or during the Offer Period, which comply with the requirements of paragraph 5(f) above. Copies of such certificate will be sent to the Panel and to Faber Prest's financial adviser as soon as possible after it is issued.

(h) The Offer and all acceptances of it and all elections pursuant to it and the relevant Form of Acceptance and all contracts made pursuant to the Offer and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a Faber Prest Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the right of Heckett MultiServ or Lazard Brothers to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(i) Any reference in this document and in the Form of Acceptance to 26 March 1998 shall, except in the final paragraph of Part A of this Appendix I and paragraphs 1(a) and 5(b) of this Part B of Appendix I and except where the context otherwise requires, be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(j) Any omission to despatch this document or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to any such person and to all Faber Prest Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched or who may not receive such documents, and such persons may collect copies of those documents from The Royal Bank of Scotland plc, Registrar's Department, New Issues Section at the address set out in paragraph 3(a) above.

(k) Without prejudice to any other provision in this Part B of Appendix I, Heckett MultiServ and Lazard Brothers reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out herein or in the Form of Acceptance.

(l) All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Faber Prest Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so.

(m) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) and/or other document(s) of title will be given. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Faber Prest Shareholders (or their designated agent(s)) will be delivered by or sent to or from such Faber Prest Shareholders (or their designated agent(s)) at their risk.

(n)      If the Offer does not become unconditional in all respects:

         (i) the Form of Acceptance and any share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address outside the United States, Canada, Japan or Australia is set out in the relevant Box on the Form of Acceptance or, if none is set out, to the first-named holder at his/her registered address outside the United States, Canada, Japan or Australia. No such documents will be sent to an address in the United States, Canada, Japan or Australia.

         (ii) The Royal Bank of Scotland plc, Registrar's Department, New Issues Section will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give instructions to CRESTCo to transfer all Faber Prest Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the Faber Prest Shareholders concerned.

(o) The Offer is made on 5 March 1998 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance and any related documents are available from The Royal Bank of Scotland plc, Registrar's Department, New Issues Section at the address[es] set out in paragraph 3(a) above from that time. The Offer is made by means of this document and by means of an advertisement inserted in the Financial Times dated 5 March 1998.

(p) If sufficient acceptances are received, Heckett MultiServ intends to apply the provisions of Sections 428-430F of the Companies Act 1985 to acquire compulsorily any outstanding Faber Prest Shares.

(q) Heckett MultiServ and Lazard Brothers reserve the right to notify any matter (including the making of the Offer) to all or any Faber Prest Shareholder(s) with (a) registered address(es) outside the UK or whom Heckett MultiServ or Lazard Brothers know to be nominees for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive such notice, and all references in this document to notice in writing (other than in paragraphs 3(a), 3(b) and 3(c) above) shall be construed accordingly.

(r) Due completion of a Form of Acceptance will constitute an instruction to Heckett MultiServ, on the Offer becoming unconditional in all respects, that all mandates and other instructions or notices recorded in Faber Prest's records immediately prior to the Offer becoming so unconditional will, unless and until revoked or varied, continue in full force in relation to any Loan Notes issued to the relevant Faber Prest Shareholders pursuant to the Offer.

(s) If Heckett MultiServ is required by the Panel to make an offer for Faber Prest Shares under the provisions of Rule 9 of the Code, Heckett MultiServ may make such alterations to the conditions of the Offer as are necessary to comply with the provisions of that Rule.

(t) All references in this Appendix to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(u) The Loan Note Alternative will lapse if the Offer lapses or expires. An election for the Loan Note Alternative may only be made in respect of Faber Prest Shares for which the Offer is validly accepted.

(v) Due completion of a Form of Acceptance will constitute an instruction to Heckett MultiServ that, on the Offer becoming unconditional in all respects, all mandates and other instructions or notices recorded in Faber Prest's records immediately prior to the Offer becoming so unconditional will, unless and until revoked or varied continue in full force in relation to the Loan Notes allotted or issued to the relevant Faber Prest Shareholders pursuant to the Offer.

(w) In relation to any acceptance of the Offer in respect of a holding of Faber Prest Shares which are in uncertificated form, Heckett MultiServ reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Panel.

6.       OVERSEAS SHAREHOLDERS

(a) The making of the Offer (including the provision of the Loan Note Alternative) in, or to citizens, residents or nationals of jurisdictions outside the United Kingdom ("overseas shareholders"), may be affected by the laws of the relevant jurisdiction. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer (whether or not he/she elects for the Loan Note Alternative) to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Any such Faber Prest Shareholder will be responsible for any such issue, transfer or other taxes or other requisite payments by whomsoever payable and Heckett MultiServ shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as Heckett MultiServ may be required to pay.

(b) In particular, the Offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan. Furthermore, the Loan Notes have not been and will not be registered under the Securities Act and no steps have been taken to qualify the Loan Notes for distribution in Japan or any province or territory of Canada and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission. Accordingly, unless an exemption under the Securities Act or relevant securities laws is available, the Loan Note Alternative is not available in the United States, Canada, Australia or Japan or to Restricted Overseas Persons and the Loan Notes may not be directly or indirectly offered, sold or delivered in or into the United States, Canada, Australia or Japan or to or for the account or benefit of any Restricted Overseas Persons. Heckett MultiServ will not (unless otherwise determined by Heckett MultiServ in its sole discretion and save as provided for in paragraph 6(c) below) mail or deliver, or authorise the mailing or delivery of, this document, the Form of Acceptance or any related offering document in or into the United States, Canada, Australia or Japan including to Faber Prest Shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons whom Heckett MultiServ knows to be trustees, nominees or custodians holding Faber Prest Shares for such persons. Persons receiving such documents (including, without limitation, trustees, nominees or custodians) should not distribute or send them in or into the United States, Canada, Australia or Japan or use such mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer and so doing may invalidate any purported acceptance. Persons wishing to accept the Offer and/or to elect for the Loan Note Alternative should not use such mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer or such election. Envelopes containing the Form of Acceptance should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the remittance of cash and/or the Loan Notes or for the return of the Form of Acceptance, certificate(s) for Faber Prest Shares and/or other document(s) of title. Unless an exemption under the Securities Act or relevant securities laws is available as aforesaid, Heckett MultiServ will not issue Loan Notes or authorise the delivery of any document(s) of title in respect of Loan Notes to (i) any person who is, or who Heckett MultiServ has reason to believe is, a Restricted Overseas Person, or (ii) to any person who is unable or fails to give the warranty set out in paragraph (b) of Part C below or
         (iii) to any person with a registered address in the United States, Canada, Australia or Japan. Any person in Canada who acquires any securities allotted pursuant to the Loan Note Alternative may be subject to resale restrictions under applicable securities laws in Canada.

(c) The provisions of this paragraph 6 and/or any other terms of the Offer relating to overseas shareholders maybe waived, varied or modified as regards specific Faber Prest Shareholder(s) or on a general basis by Heckett MultiServ in its absolute discretion. Subject to this, the provisions of this paragraph 6 supersede any terms of the Offer inconsistent therewith. References in this paragraph 6 to a Faber Prest Shareholder shall include the person or persons executing a Form of

         Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

7.       LOAN NOTE ALTERNATIVE

         An election for the Loan Note Alternative may only be made on the Form of Acceptance and in respect of Faber Prest Shares for which the Offer is accepted. Heckett MultiServ reserves the right not to offer the Loan Notes Alternative where valid elections are received for an aggregate of less than (pound)2 million nominal of Loan Notes, in which case such elections shall be void and Faber Prest Shareholders will receive cash consideration in respect of Faber Prest Shares for which the Offer is accepted. The Loan Notes will be issued in multiples of (pound)1 nominal amount. Particulars of the Loan Notes are contained in Appendix
         III. The Loan Note Alternative will remain open for acceptance for as long as the Offer remains open for acceptance.

                                     PART C

                               FORM OF ACCEPTANCE

Each Faber Prest Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and received by The Royal Bank of Scotland plc, Registrar's Department, New Issues Section or by or on behalf of Heckett MultiServ or Lazard Brothers irrevocably undertakes, represents, warrants and agrees to and with Heckett MultiServ and Lazard Brothers, (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of a Form of Acceptance, whether or not any other Boxes are completed, shall constitute:

         (i) an acceptance of the Offer in respect of the relevant Faber Prest Shareholder's entire holding of Faber Prest Shares (or such lesser number as may have been inserted in Box 1 of the Form of Acceptance), provided that if a number is inserted in Box 1 which exceeds such shareholder's holding of Faber Prest Shares, the acceptance will be deemed to have been made in respect of that shareholder's entire holding of Faber Prest Shares; and

         (ii) an election for the Loan Note Alternative in respect of such amount of cash as would fall to be paid pursuant to the Offer in respect of the number of Faber Prest Shares inserted or deemed to be inserted in Box 2; and

         (iii) an undertaking to execute any further documents and give any further assurances which may be required to enable Heckett MultiServ to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given hereunder, in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable;

(b) that unless "No" has been inserted in Box 6 of the Form of Acceptance, such Faber Prest Shareholder:

         (i) if such Faber Prest Shareholder has made an election for the Loan Note Alternative and, unless an exemption is available under the Securities Act or relevant securities laws, is not a Restricted Overseas Person, does not hold any Faber Prest Shares in respect of which he has accepted the Offer and elected for the Loan Note Alternative on behalf of any Restricted Overseas Person and is not acting on behalf of a Restricted Overseas Person and that he will not, directly or indirectly, hold or acquire such Loan Notes to or for the account or benefit of any Restricted Overseas Person or with a view to the offer, sale or delivery, directly or indirectly, of any Loan Notes in or into the United States, Canada, Australia or Japan or to a Restricted Overseas Person; and

         (ii) has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from the United States, Canada, Japan or Australia and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone) of interstate or foreign commerce or any facility of a national securities exchange of the United States, Canada, Japan or Australia; was outside the United States, Canada, Japan or Australia when the Form of Acceptance was delivered; and, in respect of the Faber Prest Shares to which the Form of Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside the United States, Canada, Japan or Australia;

(c) that the Faber Prest Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto after 4 March 1998, including voting rights and the right to all dividends and other distributions declared, made or paid after 4 March 1998 except that, subject to the Offer becoming or being declared wholly unconditional, Faber Prest Shareholders on the register at the close of business on the date fourteen days after the Offer has become or is declared wholly unconditional will be entitled to receive and retain an interim dividend of 8.5p (net) per share;

(d) that the execution of the Form of Acceptance and such receipt will constitute, subject to the Offer becoming unconditional in all respects and to the person accepting the Offer not having validly withdrawn his acceptance, the irrevocable appointment of each of Heckett MultiServ and Lazard Brothers and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney"), and an irrevocable instruction to the attorney with the authority to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Faber Prest Shares in respect of which the Offer has been accepted in favour of Heckett MultiServ or such other person or persons as Heckett MultiServ or its agents may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent together with the share certificate(s) and/or other document(s) of title relating to such Faber Prest Shares for registration within six months of the Offer becoming or being declared unconditional in all respects and to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and/or election for the Loan Note Alternative and to vest in Heckett MultiServ or its nominee(s) the Faber Prest Shares as aforesaid;

(e) that the execution of the Form of Acceptance and such receipt will constitute the irrevocable appointment of The Royal Bank of Scotland plc, Registrar's Department, New Issues Section as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Faber Prest Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Heckett MultiServ or its agents may direct) by means of CREST all or any of the Relevant Faber Prest Shares (but not exceeding the number of Faber Prest Shares in respect of which the Offer is accepted) to (ii), if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant Faber Prest Shares to the original available balance of the accepting Faber Prest Shareholder. "Relevant Faber Prest Shares" means Faber Prest Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 11(d) of the letter from Lazard Brothers contained in this document and where the transfer(s) to escrow was or were made in respect of Faber Prest Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(f) that the execution of the Form of Acceptance and such receipt will constitute, subject to the Offer becoming unconditional in all respects and to an accepting Faber Prest Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request:

         (i) to Faber Prest or its agents to procure the registration of the transfer of the Faber Prest Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Heckett MultiServ or as it may direct;

         (ii) subject to the provisions of paragraph 6 of Part B of this Appendix I, to Heckett MultiServ or its agents to procure that such shareholder's name is entered on the register of Heckett MultiServ in respect of the Loan Notes (if any) to which such Shareholder becomes entitled under the Loan Note Alternative and to procure the issue of the definitive certificates for the nominal amount of such Loan Notes;

         (iii) if the Faber Prest Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (iv) of this paragraph (f) apply to Heckett MultiServ or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of a cheque drawn on a branch of a UK clearing bank for any cash consideration and/or documents of title for any Loan Notes, to which an accepting Faber Prest Shareholder becomes entitled pursuant to his acceptance of the Offer, at the risk of such Faber Prest Shareholder to the person whose name and address is set out in Box 4 or, if applicable,

                  Box 7 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside the United States, Canada, Japan and Australia);

         (iv) if the Faber Prest Shares concerned are in uncertificated form, to Heckett MultiServ or its agents:

                  (A) to procure the creation of an assured payment obligation in favour of the Faber Prest Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration to which an accepting Faber Prest Shareholder becomes entitled pursuant to his acceptance of the Offer, provided that (a) Heckett MultiServ may (if, for any reason, it wishes to do so) determine that all or any part of any such cash shall be paid by cheque despatched by post and (b) if the Faber Prest Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Japan or Australia, any cash to which such shareholder is entitled shall be paid by cheque despatched by post to the address set out in Box 7 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside the United States, Canada, Australia or Japan; and

                  (B) to procure the despatch by post (or such other method as may be approved by the Panel) of the documents of title for any Loan Notes to which such Faber Prest Shareholder is entitled, provided that subparagraph
                           (iii) above shall apply to the despatch of any consideration by post pursuant to this subparagraph
                           (iv);

(g) that the execution of the relevant Form of Acceptance and such receipt will constitute the irrevocable appointment of each of Heckett MultiServ and Lazard Brothers and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney") within the terms of paragraph 4 of Part B of this Appendix I and this Part C and with authority to execute any further documents and give any further assurances which may be required in connection with the matters referred to in Parts B and C of this Appendix I and an irrevocable undertaking to such attorney to execute any such further documents and/or give any such further assurances as may be required;

(h) that Heckett MultiServ shall be entitled after the Offer becomes or is declared wholly unconditional, to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Faber Prest) attaching to any Faber Prest Shares in respect of which the Offer has been accepted and not validly withdrawn, and the execution of the Form of Acceptance will constitute an authority to Faber Prest from such shareholder to send any notice, circular, warrant or other document of communication which may be required to be sent to him as a member of Faber Prest in respect of such shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Faber Prest Shares into certificated form) to Heckett MultiServ at its registered office, and an authority to Heckett MultiServ or any person nominated by Heckett MultiServ to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Faber Prest Shares appointing any person nominated by Heckett MultiServ to attend general and separate class meetings of Faber Prest and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer, and will also constitute the agreement of such shareholder not to exercise any such rights without the consent of Heckett MultiServ and the irrevocable undertaking of such shareholder not to appoint a proxy for or to attend such general or separate class meeting. This authority will cease to be valid if the acceptance is withdrawn in accordance with paragraph 3 of Part B of this Appendix I;

(i) that he will deliver or procure the delivery, to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section at the address(es) set out in paragraph 3(a) of Part B of this Appendix I his share certificate(s) and/or other document(s) of title in respect of the Faber Prest Shares in respect of which the Offer has been accepted and not validly withdrawn held by him in certificated form, or an indemnity acceptable to Heckett MultiServ in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(j) that he will take (or procure to be taken) the action set out in paragraph 11(d) of the letter from Lazard Brothers contained in this document to transfer all Faber Prest Shares in respect of which the Offer has been accepted held by him in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within 6 months of the Offer becoming unconditional in all respects;

(k) that if, for any reason, any Faber Prest Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 11(d) of the letter from Lazard Brothers contained in this document are converted to certificated form, he will (without prejudice to paragraph (h) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Faber Prest Shares as so converted to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section at the address referred to in paragraph 3(a) of Part B of this Appendix I or of Heckett MultiServ at its registered office or as Heckett MultiServ or its agents may direct;

(l) that the creation of an assured payment obligation in favour of his payment bank in accordance with CREST assured payments arrangements as referred to in paragraph (f)(iv) of this Part C shall, to the extent of the obligation so created, discharge in full any obligation of Heckett MultiServ and/or Lazard Brothers to pay to him any cash consideration in respect of fractional entitlements to which he is entitled pursuant to the Offer;

(m) that he agrees to ratify each and every act or thing which may be done or effected by Heckett MultiServ or Lazard Brothers or any of their respective directors or agents or Faber Prest or its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities hereunder;

(n) that he shall do all such acts and things as shall be necessary or expedient to vest in Heckett MultiServ or its nominee(s) the Faber Prest Shares aforesaid and all such acts and things as may be necessary or expedient to enable The Royal Bank of Scotland plc to perform its function as Escrow Agent for the purposes of the Offer; and

(o) that if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Heckett MultiServ or Lazard Brothers or any of their respective directors the benefit of the authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable Heckett MultiServ and/or Lazard Brothers and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part C.

References in this Part C to a Faber Prest Shareholder shall include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

                                  APPENDIX II

                  FINANCIAL EFFECTS OF ACCEPTANCE OF THE OFFER

The following tables, set out for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of acceptance of the Offer on capital value and gross income for an accepting holder of one Faber Prest Share if the Offer becomes or is declared wholly unconditional.

A.       INCREASE IN CAPITAL VALUE UNDER THE TERMS OF THE OFFER






                                                                                     Cash           Loan Note
                                                               Notes     Consideration(p)     Alternative (p)
Value of one Faber Prest Share                                   (i)              237.5                 237.5
Cash consideration                                                                500.0                     -
Loan Notes consideration                                        (ii)                  -                 495.0
Interim dividend                                               (iii)                8.5                   8.5
                                                                                 ------                ------
Increase in capital value excluding the interim dividend                          262.5                 257.5

Increase in capital value including the interim dividend                          271.0                 266.0

This represents an effective increase excluding the
   interim dividend of                                                            110.5%                108.4%

This represents an effective increase including the
   interim dividend of                                                            114.1%                112.0%


B.       INCREASE IN GROSS INCOME UNDER THE TERMS OF THE OFFER


                                                                                             Cash            Loan Note
                                                                     Notes      Consideration (p)      Alternative (p)
Gross income from re-investment of cash consideration                 (iv)                  31.6                  --

Gross income from re-investment of interim dividend                                          0.5                   0.5

Gross income from Loan Notes                                           (v)                  --                    34.1

Gross dividend income on one Faber Prest Share                        (vi)                  22.5                  22.5
                                                                                          ------                ------
Increase in income excluding the interim dividend                                            9.1                  11.6

Increase in income including the interim dividend                                            9.6                  12.1

This represents an effective increase excluding the
   interim dividend of                                                                      40.4%                 51.5%

This represents an effective increase including the
   interim dividend of                                                                      42.8%                 53.9%


Notes:

(i) The value of one Faber Prest Share is based on the closing middle market quotation for a Faber Prest Share on 5 November 1997 (the day prior to that on which Faber Prest announced it was holding discussions which may or may not lead to an offer being made for Faber Prest), as obtained from the Official List.

(ii) The consideration in respect of the Loan Note Alternative is calculated on the basis that the value of the Loan Notes is not less than 99p per (pound)1 of nominal value in accordance with the valuation of Cazenove Co. referred to on page 7 of this document.

(iii) The value of the interim dividend of 8.5p (net) assumes that the interim dividend is deemed a FID for UK tax purposes as detailed on page 15 of the letter from Lazard Brothers.

(iv) The gross income from the cash consideration and interim dividend has been calculated on the assumption that the cash is re-invested so as to yield 6.3 per cent. per annum, being the Government Securities Index average gross redemption yield for medium coupon UK gilts of maturities of up to five years as obtained from the appropriate Bloomberg page on 3 March 1998 (the last business day prior to the announcement of the Offer).

(v) The gross income on the Loan Notes is calculated using a rate of 7.6 per cent. for 6 month LIBOR as fixed by the British Bankers' Association at 11.00 am as obtained from the appropriate Bloomberg page on 3 March 1998 (the last business day prior to the announcement of the Offer).

(vi) The gross dividend income on one Faber Prest Share is based on the aggregate of (i) the final dividend of 11.5p (net) in respect of the year ended 30 September 1997 and the (ii) interim dividend of 6.5p
         (net) in respect of the six months ended 31 March 1997 together, in each case, with an associated tax credit of 20/80ths of the amount paid.

(vii) Save as stated in note (vi) above, no account has been taken of any potential liability to taxation.

                                  APPENDIX III

                           PARTICULARS OF LOAN NOTES

The Loan Notes will be created by resolutions of the boards of directors of Harsco and Heckett MultiServ or duly authorised committees thereof and will be constituted by a loan note instrument (the "Loan Note Instrument") executed as a deed by Harsco and Heckett MultiServ. The Loan Notes will be unconditionally guaranteed as to payment of principal and interest by Harsco under a guarantee contained in the Loan Note Instrument (the "Guarantee"). The issue of the Loan Notes is conditional on the Offer becoming or being declared unconditional in all respects. The Loan Note Instrument will contain provisions, inter alia, to the effect set out below.

1.       FORM AND STATUS

The Loan Notes will be issued by Heckett MultiServ in amounts and multiples of (pound sterling)1 in nominal amount and will constitute unsecured obligations of Heckett MultiServ. The Loan Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by Heckett MultiServ or any member of the Harsco Group.

2.       INTEREST

2.1 Interest on the outstanding Loan Notes will be payable (subject to any requirement to deduct tax therefrom) on 30 April and 31 October in each year or, if such a day is not a business day (which shall bear the same meaning in this Appendix III as in the Loan Note Instrument) on the next following business day ("interest payment dates"). The first payment of interest on the Loan Notes will be made on 31 October 1998 in respect of the period from (and including) the day 14 days after the Offer becomes or is declared wholly unconditional up to (and including) 31 October 1998. The period from (and including) the day 14 days after the Offer becomes or is declared wholly unconditional up to (and including) 31 October 1998 and the period from (but excluding) 31 October 1998 or any subsequent interest payment date up to (and including) the next following interest payment date is herein called an "interest period".

2.2 The rate of interest per annum payable on the Loan Notes for each interest period will be the rate calculated by Heckett MultiServ to be 75 basis points below LIBOR, on the first business day of the relevant interest period.

2.3 If at any time such rate of interest cannot be so established for any interest period, then the rate of interest on the Loan Notes for such interest period shall be calculated by reference to such rate as Heckett MultiServ shall determine on the basis of quotations made for six month sterling deposits of similar size in such other appropriate interbank market or markets as Heckett MultiServ may select.

2.4 Each instalment of interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed in the relevant interest period.

3.       REPAYMENT AND REDEMPTION OF NOTES

3.1 A Noteholder shall be entitled to require Heckett MultiServ to repay the whole (whatever the amount) or any part (being (pound sterling)1,000 nominal or any multiple thereof) of the principal amount of his holding of Loan Notes at par, together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) the date of repayment, on 31 December 1998 and thereafter on any interest payment date by giving not less than 30 days' prior notice in writing to Heckett MultiServ's registrars accompanied by certificate(s) for all the Loan Notes to be repaid and a notice of redemption (duly completed) in the prescribed form endorsed on the Loan Notes to be repaid.

3.2 Any Loan Notes not previously so repaid, redeemed or purchased will be repaid in full at par on 31 October 2008, together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) the date of payment.

4.       CANCELLATION

Any Loan Notes repaid, purchased or redeemed will be cancelled and shall not be available for re-issue.

5.       RIGHT TO ACQUIRE ADDITIONAL LOAN NOTES

Each Noteholder will have the right to acquire (by subscription at their nominal value of an amount up to and equal to such Noteholder's holding of Loan Notes, such amount to be payable in full on subscription) additional loan notes to be issued by Heckett MultiServ (the "Additional Notes") on terms and conditions substantially the same as those applicable to the Loan Notes, except as follows:

(a) the rate of interest on the Additional Notes will be one per cent. below the rate per annum described in paragraph 2.2 above; and

(b) the Additional Notes will not carry any right to acquire any additional securities.

6.       REPAYMENT ON DEFAULT

Each Noteholder shall be entitled to require all of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct any tax therefrom) immediately if:

(a) any principal or interest on any of the Loan Notes held by that Noteholder shall fail to be paid in full within 30 days after the due date for payment thereof; or

(b) an order is made or an effective resolution is passed for the winding up or dissolution of Heckett MultiServ or Harsco (other than for the purposes of and followed by a reconstruction or an amalgamation or a members' voluntary winding up in each case on terms previously approved by Extraordinary Resolution (which shall bear the same meaning in this Appendix III as in the Loan Note Instrument)); or

(c) an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of, the whole or substantially the whole of the undertaking of Heckett MultiServ or Harsco and such person has not been paid out or discharged within 30 days; or

(d) Heckett MultiServ or Harsco makes any arrangement or composition with its creditors generally or makes an application to a court of competent jurisdiction for protection from its creditors generally.

7. PURCHASE OF LOAN NOTES

Heckett MultiServ or any other member of the Harsco Group will be entitled at any time to purchase any Loan Notes by tender (available to all Noteholders alike), private treaty or otherwise, at any price agreed by the relevant Noteholder(s).

8.       MODIFICATION

The provisions of the Loan Note Instrument and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect with both the sanction of an Extraordinary Resolution of the Noteholders (as defined in the Loan Note Instrument) and the consent of Heckett MultiServ. Heckett MultiServ may, with the consent of its financial adviser, amend the provisions of the Loan Note Instrument without such sanction or consent, if such amendment is of a formal, minor or technical nature or to correct a manifest error.

9.       SUBSTITUTION OR EXCHANGE OF PRINCIPAL DEBTOR

The Loan Notes will contain provisions entitling Heckett MultiServ without the consent of Noteholders to substitute any other member of the Harsco Group resident in the UK for tax purposes as the principal debtor under the Loan Note Instrument and the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes issued on the same terms mutatis mutandis by such other members of the Harsco Group. References to Heckett MultiServ in this summary shall be construed accordingly. The obligations of any substituted issuer other than Harsco will be unconditionally guaranteed as to payment of principal and interest by Harsco. Heckett MultiServ's right to require such an exchange will be exercisable only if the exchange will fall within section 135 of TCGA and, to the extent relevant, clearance has been received from the Inland Revenue under section 138 of that Act in respect of the exchange.

10.      REGISTRATION, TRANSFER AND MARKETABILITY

The Loan Notes will be evidenced by certificates and will be in registered form and transferable in minimum amounts of (pound sterling)1,000 or multiples thereof (or the entire holding), provided that transfers will not be registered during the 21 days immediately preceding an interest payment date or while the register of Noteholders is closed.

11.      NO LISTING

No application has been made nor is intended to be made for the Loan Notes to be listed or dealt in on any stock exchange or on any other trading facility.

12.      RESTRICTIONS ON OWNERSHIP AND TRANSFER

The Loan Notes have not been and will not be registered under the Securities Act and no steps have been taken to qualify the Loan Notes for distribution in Japan or any province or territory of Canada and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission. Accordingly, unless an exemption under the Securities Act or relevant securities laws is available, the Loan Note Alternative is not available in the United States, Canada, Japan or Australia or to Restricted Overseas Persons and the Loan Notes may not be directly or indirectly offered, sold or delivered in or into the United States, Canada, Japan or Australia or to or for the account or benefit of any Restricted Overseas Persons.

13.      PRESCRIPTION

Noteholders will cease to be entitled to amounts in respect of interest which remain unclaimed for a period of five years and to amounts due in respect of principal which remain unclaimed for a period of ten years, in each case from the date on which the relevant payment first becomes due and such amounts shall revert to Heckett MultiServ.

14.      GUARANTEE

The obligations of Heckett MultiServ under the Loan Note Instrument will be unconditionally guaranteed as to payment of principal and interest by Harsco.

15.      GOVERNING LAW

The Loan Notes and the Loan Note Instrument and the Guarantee by Harsco will be governed by and construed in accordance with English Law.

                                  APPENDIX IV

              FURTHER INFORMATION ON HARSCO AND HECKETT MULTISERV

1.       HECKETT MULTISERV

Heckett MultiServ was incorporated on 26 January 1998 under the name Trushelfco (No. 2311) Limited, changed its name to Heckett MultiServ Investment Limited on 17 February 1998 and has its registered office at Commonwealth House, 4th Floor, 2 Chalkhill Road, London W6 8DW. Heckett MultiServ is a wholly owned subsidiary of Harsco and has been established for the purpose of making the Offer. It has an authorised share capital of (pound sterling)100 and an issued share capital of (pound sterling)2.

2.       CONSOLIDATED STATEMENTS OF INCOME OF HARSCO CORPORATION

The following consolidated statements of income of Harsco Corporation for the years ended December 31, 1994; December 31, 1995; and December 31, 1996 have been extracted from the published consolidated financial statements. These consolidated financial statements are no longer in accordance with generally accepted accounting principles in the United States because they have not been restated to reflect as discontinued operations the company's defense business as a result of the sale of the company's 40% interest in United Defense L.P. (see section 11):

                               HARSCO CORPORATION
      CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS 1996, 1995 AND 1994





(In thousands, except per share)                                       1996              1995              1994


REVENUES
Net sales                                                        $1,557,643       $ 1,495,466        $1,357,715
Equity in income of unconsolidated entities                          50,083            57,031            64,120
Gain on sale of investments                                            --                --               5,966
Other revenues                                                          773             1,520            37,980
                                                                 ----------       -----------        ----------
    TOTAL REVENUES                                                1,608,499         1,554,017         1,465,781
                                                                 ==========       ===========        ==========

COSTS AND EXPENSES
Cost of sales                                                     1,176,982         1,147,467         1,060,695
Selling, general and administrative expenses                        207,502           198,706           199,837
Research and development expenses                                     5,108             4,876             5,463
Facilities discontinuance and reorganization costs                    3,280            22,809            17,143
Other                                                                   209            (5,018)            6,158
                                                                 ----------       -----------        ----------
    TOTAL COSTS AND EXPENSES                                      1,393,081         1,368,840         1,289,296
                                                                 ==========       ===========        ==========
Income before interest, income taxes and minority interest          215,418           185,177           176,485
Interest income                                                       6,949             7,472             6,403
Interest expense                                                    (21,483)          (28,921)          (34,048)
Income before income taxes and minority interest                    200,884           163,728           148,840
Provision for income taxes                                           76,336            63,854            59,536
                                                                 ----------       -----------        ----------
Income before minority interest                                     124,548            99,874            89,304
Minority interest in net income                                       5,539             2,497             2,751
                                                                 ----------       -----------        ----------
NET INCOME                                                       $  119,009       $    97,377        $   86,553
                                                                 ==========       ===========        ==========
NET INCOME PER COMMON SHARE                                      $     2.39       $      1.93        $     1.72
                                                                 ==========       ===========        ==========
AVERAGE SHARES OF COMMON STOCK OUTSTANDING                           49,883            50,493            50,230
                                                                 ==========       ===========        ==========



See accompanying notes to consolidated financial statements.

3. CONSOLIDATED BALANCE SHEETS OF HARSCO CORPORATION

The following consolidated balance sheets of Harsco Corporation as of December 31, 1995 and December 31, 1996 have been extracted from the published consolidated financial statements as of those dates. These consolidated financial statements are no longer in accordance with generally accepted accounting principles in the United States because they have not been restated to reflect as discontinued operations the company's defense business as a result of the sale of the company's 40% interest in United Defense L.P. (see section
11):

                               HARSCO CORPORATION
             CONSOLIDATED BALANCE SHEETS DECEMBER 31, 1996 AND 1995

(In thousands, except share amounts)

                                                                       1996                 1995
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         $   45,862            $   76,669
Accounts receivable, net                                             268,230               272,858
Inventories                                                          126,018               123,285
Other current assets                                                  68,436                60,954
                                                                  ----------            ----------
    TOTAL CURRENT ASSETS                                             508,546               533,766
                                                                  ----------            ----------
Property, plant and equipment, net                                   513,112               459,809
Cost in excess of net assets of businesses acquired, net             195,387               205,801
Investments in debt securities                                         4,058                21,007
Investments in unconsolidated entities                                57,719                45,604
Other assets                                                          45,597                44,675
                                                                  ----------            ----------
                                                                  $1,324,419            $1,310,662
                                                                  ==========            ==========

LIABILITIES
CURRENT LIABILITIES
Short-term borrowings                                             $   16,856            $    5,704
Current maturities of long-term debt                                   9,326               103,043
Accounts payable                                                     111,912               112,736
Accrued compensation                                                  44,501                41,304
Income taxes                                                           9,860                17,671
Dividends payable                                                      9,920                 9,520
Other current liabilities                                             91,652                98,534
                                                                  ----------            ----------
    TOTAL CURRENT LIABILITIES                                        294,027               388,512
                                                                  ----------            ----------
Long-term debt                                                       227,385               179,926
Deferred income taxes                                                 34,182                36,061
Insurance liabilities                                                 38,876                37,298
Other liabilities                                                     48,662                42,874
                                                                  ----------            ----------
                                                                     643,132               684,671
                                                                  ----------            ----------

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock, Series A junior
  participating cumulative preferred stock                               ---                  ---
Common stock, par value $1.25, issued
  65,458,202 and 32,537,880 shares,
  respectively                                                        81,823                40,672
Additional paid-in capital                                            69,151               101,183
Cumulative translation adjustments                                   (25,476)              (19,852)
Cumulative pension liability adjustments                                (619)                 (413)
Retained earnings                                                    794,473               713,774
                                                                  ----------            ----------
                                                                     919,352               835,364
Treasury stock, at cost (15,855,850
  and 7,486,331 shares, respectively)                               (238,065)             (209,373)
                                                                  ----------            ----------
                                                                     681,287               625,991
                                                                  ----------            ----------
                                                                  $1,324,419            $1,310,662
                                                                  ==========            ==========

See accompanying notes to consolidated financial statements.

4. CONSOLIDATED STATEMENTS OF CASH FLOWS OF HARSCO CORPORATION

The following consolidated statements of cash flows of Harsco Corporation for the years ended December 31, 1994; December 31, 1995; and December 31, 1996 have been extracted from the published consolidated financial statements. These consolidated financial statements are no longer in accordance with generally accepted accounting principles in the United States because they have not been restated to reflect as discontinued operations the company's defense business as a result of the sale of the company's 40% interest in United Defense L.P. (see section 11):

                               HARSCO CORPORATION
     CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS 1996, 1995 AND 1994

(In thousands)

                                                                                  1996              1995             1994
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                      $ 119,009        $  97,377        $  86,553
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation                                                                     100,137           95,033           90,179
 Amortization                                                                       9,262            9,830            9,410
 Gain on sale of investments                                                          ---              ---           (5,966)
 Equity in income of unconsolidated entities                                      (50,083)         (57,031)         (64,120)
 Dividends or distributions from unconsolidated entities                           38,474           38,400           71,845
 Deferred income taxes                                                               (829)         (19,018)             273
 Write-off of federal excise tax receivable                                           ---           13,455              ---
 Other, net                                                                         5,429           (1,890)           7,902
Changes in assets and liabilities, net of acquisitions and dispositions of businesses and formation of a partnership:
 Accounts receivable                                                                 (138)          73,732          (34,263)
 Inventories                                                                        3,100           (1,583)          (7,302)
 Accounts payable                                                                   4,086            4,955           14,191
 Advances on long-term contracts                                                      296           (1,623)          (9,636)
 Other assets and liabilities                                                     (11,541)           7,178            2,329
                                                                                ---------        ---------        ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                  217,202          258,815          161,395
                                                                                =========        =========        =========

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment                                   (150,294)        (113,895)         (90,928)
Purchase of businesses, net of cash acquired                                      (21,062)          (4,145)             ---
Proceeds from sale of businesses                                                    1,793            3,821            2,444
Proceeds from sale of property, plant and equipment                                 4,890           11,491            8,222
Proceeds from sale of investment held available-for-sale                              ---              ---            7,617
Investments held-to-maturity:Purchases                                            (14,300)          (3,067)         (15,750)
                             Maturities                                            26,561            5,475           24,740
Other investing activities                                                           (813)           2,989           (9,495)
                                                                                ---------        ---------        ---------
       NET CASH (USED) BY INVESTING ACTIVITIES                                   (153,225)         (97,331)         (73,150)
                                                                                =========        =========        =========

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                                         10,911          (13,998)         (35,303)
Current maturities and long-term debt:Additions                                   187,319           27,076          123,445
                                      Reductions                                 (229,914)         (95,884)        (164,662)

Cash dividends paid on common stock                                               (37,921)         (37,397)         (35,137)
Common stock issued-options                                                         5,726            5,660            7,241
Common stock acquired for treasury                                                (30,657)         (14,130)             ---
Other financing activities                                                          1,592              605            1,376
                                                                                ---------        ---------        ---------
       NET CASH (USED) BY FINANCING ACTIVITIES                                    (92,944)        (128,068)        (103,040)
                                                                                =========        =========        =========

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (1,840)            (297)            (395)
                                                                                ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                              (30,807)          33,119          (15,190)
Cash and cash equivalents at beginning of year                                     76,669           43,550           58,740
                                                                                ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $  45,862        $  76,669        $  43,550
                                                                                =========        =========        =========
*PURCHASE OF BUSINESSES, NET OF CASH ACQUIRED
Working capital, other than cash                                                $  (7,625)       $   5,139        $     ---
Property, plant and equipment                                                     (12,315)          (8,263)             ---
Other noncurrent assets and liabilities, net                                       (1,122)          (1,021)             ---
                                                                                ---------        ---------        ---------
      NET CASH USED TO ACQUIRE BUSINESSES                                       $ (21,062)       $  (4,145)       $     ---
                                                                                =========        =========        =========

See accompanying notes to consolidated financial statements.

5. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF HARSCO CORPORATION

The following notes to the consolidated financial statements of Harsco Corporation, which include a summary of significant accounting policies, have been extracted from the published consolidated financial statements as of December 31, 1996. These consolidated financial statements are no longer in accordance with generally accepted accounting principles in the United States because they have not been restated to reflect as discontinued operations the company's defense business as a result of the sale of the company's 40% interest in United Defense L.P. (see section 11). References to the "the Company" are to Harsco Corporation:

                               HARSCO CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries ("Company"). Investments in United Defense, L.P., a 40% owned partnership and other unconsolidated entities are accounted for on the equity method. The income of unconsolidated entities is on a pre-tax basis for United Defense, L.P. as it is a partnership, and net of taxes for all other unconsolidated entities.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

Investments in Debt and Equity Securities

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The cumulative effect resulting from the adoption of SFAS 115 in 1994 was immaterial. Prior to the adoption of SFAS 115, the Company's investments in marketable equity securities were reported at the lower of cost or market, and marketable debt securities at amortized cost which approximated market.

Marketable debt securities are classified as held-to-maturity. Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Interest on securities classified as held-to-maturity is included in interest income.

The Company also had an investment in a marketable equity security that was classified as available-for-sale at January 1, 1994. The realized gain was reflected in the Company's Consolidated Statements of Income in 1994.

Inventories

Inventories are stated at the lower of cost or market. Inventories in the United States are accounted for using principally the last-in, first-out (LIFO) method. All other inventories are accounted for using the first-in, first-out (FIFO) method and average cost.

Depreciation and Amortization

Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, generally the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income.

Cost in excess of net assets of businesses acquired is amortized on a straight-line basis over periods not to exceed 30 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made at each balance sheet date (quarterly) and it is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. Accumulated amortization was $42.7 and $34.5 million at December 31, 1996 and 1995, respectively.

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 requires that long-lived assets, including related goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company evaluates long-lived assets for impairment by individual business unit. The cumulative effect resulting from the adoption of SFAS 121 in 1996 was immaterial.

Income Taxes

All U.S. federal and state income taxes and non-U.S. income taxes are provided currently on the undistributed earnings of international subsidiaries and unconsolidated affiliated entities, giving recognition to current tax rates and applicable foreign tax credits.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. The timing of these accruals generally coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

In October 1996, Statement of Position 96-1, "Environmental Remediation Liabilities" was issued. The statement is effective for years beginning after December 15, 1996. This statement provides guidance for recognizing, measuring and disclosing environmental remediation liabilities. The Company does not expect this statement to have a material effect on its financial position or results of operations.

Casualty and Property Insurance

The Company is insured for workers' compensation, automobile, general, and product liability losses through a risk retention program. The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data. The Company has a wholly-owned captive insurance company for the payment of its claims under this risk retention program. Annual contributions are made by the Company to the captive insurance company to provide funding for its retained risk. The Company self-insures its workers' compensation exposures in the states of Ohio and Pennsylvania. The Company accrues for their losses in the same fashion as described above; however, funding is made from operating earnings. The Company generally insures its property on an all-risk basis through conventional insurers with a minor deductible applicable to each loss.

Foreign Currency Translation

The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies, are principally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment, a separate component of shareholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions of these subsidiaries are included in net income. For subsidiaries operating in highly inflationary economies, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net income.

Effective January 1997, the Company's operations in Mexico will be treated as a highly inflationary economy for the purpose of applying Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". This change is due to the three-year cumulative rate of inflation for Mexico at December 31, 1996 exceeding 100 percent. The functional currency for the Company's operations in Mexico will change from the peso to the U.S. dollar.

Financial Instruments and Hedging

The Company has subsidiaries principally operating in North and South America, Europe and the Pacific region. These operations are exposed to fluctuations in related foreign currencies, in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations, primarily the European currencies, through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company enters into forward foreign exchange contracts to hedge transactions on its non-U.S. subsidiaries, for firm commitments to purchase equipment and for export sales denominated in foreign currencies. These contracts generally are for 90 to 180 days or less. For those contracts that hedge an identifiable transaction, gains or losses are deferred and accounted for as part of the underlying transactions. The cash flows from forward exchange contracts accounted for as hedges of identifiable transactions are classified consistent with the cash flows from the transaction being hedged. The Company also enters into forward foreign exchange contracts for intercompany foreign currency commitments. These foreign exchange contracts do not qualify as hedges for financial reporting purposes, and any related gain or loss is included in income on a current basis.

Options for Common Shares

The Company applies the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25 (APB 25) to account for options granted to employees and directors to purchase common shares. No compensation expense is recognized on the grant date since, at that date, the option price equals the market price of the underlying common shares. Effective January 1, 1996, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). SFAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. COMMON STOCK SPLIT

On November 19, 1996, the Board of Directors declared a two-for-one stock split on the Company's common stock. One additional share will be issued for each share of common stock held by shareholders of record as of the close of business on January 15, 1997. New shares will be distributed on March 14, 1997. Common stock and additional paid-in capital as of December 31, 1996 have been restated to reflect this split. Par value will remain unchanged at $1.25. The number of shares issued at December 31, 1996, after giving effect to the split, was 65,458,202 (32,729,101 shares issued before the split).

The effect of the stock split has been retroactively reflected as of December 31, 1996 in the consolidated balance sheet and statement of changes in shareholders' equity, but activity for 1996 and prior periods was not restated in those statements. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

3. ACQUISITIONS, DIVESTITURES AND FORMATION OF DEFENSE BUSINESS PARTNERSHIP

Acquisitions and Divestitures of Businesses

On April 29, 1996, the Company acquired substantially all the assets of the Coyne Cylinder business ("Coyne") of Huntsville, Alabama, for $19 million in cash and the assumption of certain liabilities for a total consideration of approximately $22.2 million. Coyne had annual sales of approximately $45 million in 1995. It is the world's leading manufacturer of acetylene, small and intermediate high pressure and specialty cylinders, and also produces scuba tanks and cylinder caps.

On March 6, 1995, the Company acquired substantially all the assets of Fabsco, Inc. for $3.4 million in cash and the assumption of certain liabilities for a total consideration of approximately $14.8 million. Fabsco, a privately held manufacturer of heat exchanger products, had annual sales of approximately
$22 million in 1994.

The acquisitions are accounted for under the purchase method of accounting and include the results of operations since the dates of acquisition. Proforma results are not presented for the periods prior to the acquisitions because the effect would not be material.

Effective April 1, 1996, the Company divested its non-core temporary labor units in Europe for approximately $2 million. The businesses had annual sales of approximately $22 million.

During 1996 and 1995, the Company also acquired and divested other smaller operations.

Formation of Defense Business Partnership

On January 28, 1994, FMC Corporation ("FMC") and the Company announced completion of a series of agreements ("Agreements") to combine certain assets and liabilities of FMC's Defense Systems Group ("DSG") and the Company's BMY-Combat Systems Division ("BMY-CS"). The effective date of the combination was January 1, 1994. The combined company, United Defense, L.P., operates as a limited partnership ("Partnership"). FMC as the Managing General Partner has a 60 percent equity interest, and Harsco Defense Holding, Inc., a wholly owned subsidiary of the Company, as the Limited Partner has a 40 percent equity interest. The Company contributed to the Partnership net assets of $29.6 million, which included $5.2 million in cash. The net assets were contributed on the historical basis of accounting and no gain was recognized on the transaction.

The Partnership has an Advisory Committee comprised of ten individuals, six appointed by FMC and four appointed by the Company which considers and discusses Partnership issues. FMC as the managing general partner exercises management control over the Partnership subject to the Company's right to consent to certain actions delineated in the Partnership Agreement. Additionally, the Partnership Agreement contains certain exit rights for both Partners any time more than 25 months after the formation of the Partnership including the right of the Company to sell its interest to the Partnership (payable by a promissory note from the Partnership) based upon a calculation of 95% of appraised value, and the right of FMC or the Partnership to buy the Company's interest (payable in cash) based upon a calculation of 110% of appraised value. Appraised value is substantially the fully distributed public equity trading value of the Partnership as determined by three investment banking firms in accordance with certain contractual stipulations, multiplied by the Company's percentage interest in the Partnership. The Partnership Agreement provides for certain special capital account allocations and cash distributions, but otherwise allocates and distributes income in proportion to the partners' percentage ownership. Under the Participation Agreement between FMC and the Company, each Partner generally is financially accountable to the Partnership for environmental conditions occurring prior to formation of the Partnership at facilities or properties previously operated or used in their respective businesses, to the extent that costs incurred are not recovered from third parties or not covered by environmental accruals contributed by the parties at formation. The Company retained the rights and any liabilities associated with certain pending major claims between the Company and the U.S. Government, and the Company and the government of Iran. See Note 10, "Commitments and Contingencies" for additional disclosure on these claims.

4. INVESTMENTS IN DEBT SECURITIES

The debt securities held-to-maturity at December 31, 1996 and 1995 consist of:

(In thousands)

                                                                    1996
                                              AMORTIZED          UNREALIZED              FAIR
                                                   COST       GAINS     LOSSES          VALUE
                                                   ----       -----     ------          -----
Corporate debt securities                      $ 23,468        $ 63        $14        $23,517
Government debt securities non-U.S.               9,770          45          7          9,808
                                               --------        ----        ---        -------
                                               $ 33,238        $108        $21        $33,325
                                               ========        ====        ===        =======

(In thousands)

                                                                    1995
                                              Amortized          Unrealized              Fair
                                                   Cost       Gains     Losses          Value
                                                   ----       -----     ------          -----
Corporate debt securities                     $ 28,753       $219       $58           $28,914
Government debt securities non-U.S.             17,250        161        39            17,372
                                              --------       ----       ---           -------
                                              $ 46,003       $380       $97           $46,286
                                              ========       ====       ===           =======

The amortized cost and fair market value of fixed income debt securities at December 31, 1996 and 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities, because the borrowers may have the right to call or prepay obligations.


(In thousands)

                                                       1996                        1995
                                            AMORTIZED           FAIR    Amortized          Fair
                                                 COST          VALUE         Cost         Value
Held to maturity
Due in one year or less                       $29,180        $29,224      $24,996       $24,954
Due after one year through five years           4,058          4,101       21,007        21,332
                                              -------        -------      -------       -------
                                              $33,238        $33,325      $46,003       $46,286
                                              =======        =======      =======       =======

Investments held to maturity due in one year or less are included in Other current assets on the Consolidated Balance Sheets.

5. INVENTORIES AND ACCOUNTS RECEIVABLE

Inventories consist of:

(In thousands)                                          1996                 1995
Finished goods                                      $ 24,743             $ 25,996
Work in process                                       25,843               24,640
Raw materials and purchased parts                     57,581               54,151
Stores and supplies                                   17,851               18,498
                                                    --------             --------
                                                    $126,018             $123,285
                                                    ========             ========
Valued at lower of cost or market:
LIFO basis                                          $ 90,445             $ 89,239
FIFO basis                                            24,663               23,860
Average cost basis                                    10,910               10,186
                                                    --------             --------
                                                    $126,018             $123,285
                                                    ========             ========

Inventories valued on the LIFO basis at December 31, 1996 and 1995 were approximately $37.1 million and $37.9 million, respectively, less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, profits from liquidation of inventories were recorded, which increased net income (in millions) by $0.6, $0.5 and $0.3 in 1996, 1995 and 1994, respectively.

Accounts receivable are net of an allowance for doubtful accounts of $8.5 million and $8.3 million at December 31, 1996 and 1995, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of:

(In thousands)                                         1996              1995
Land and improvements                              $   26,479        $   25,351
Buildings and improvements                            129,930           121,651
Machinery and equipment                               981,384           896,139
Uncompleted construction                               49,659            37,126
                                                   ----------        ----------
                                                    1,187,452         1,080,267
Less accumulated depreciation                         674,340           620,458
                                                   ----------        ----------
                                                   $  513,112        $  459,809
                                                   ----------        ----------

The estimated useful lives of different types of assets are:

Land improvements                                                       10 years

Buildings and improvements                                              10 to 50 years

Certain plant, buildings and installations
(Principally Metal Reclamation and Mill Services Group)                  5 to 15 years

Machinery and equipment                                                  3 to 20 years

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company has a 40% interest in United Defense, L. P. which principally manufactures ground combat vehicles for the U.S. and international governments. The Company's other investments are in the Metal Reclamation and Mill Services Group. The following table presents summarized financial information on a combined 100% basis of the companies accounted for by the equity method:



(In thousands)                                    1996              1995                1994
Current assets                                $  461,204        $   378,430         $   321,596
Noncurrent assets                                194,358            202,701             187,896
Current liabilities                              411,003            364,385             315,983
Noncurrent liabilities                            57,247             52,801              56,485
Net sales                                      1,042,821          1,003,562           1,129,528
Costs and expenses                               973,247            892,733             983,955
Net income                                        99,958            110,250             134,441
                                              ----------        -----------         -----------

The Company's share of income of all unconsolidated entities was (in millions) $50.1, $57.0 and $64.1 for 1996, 1995 and 1994, respectively.

8. DEBT AND CREDIT AGREEMENTS

In July 1996, the Company amended and increased to $400 million, from $300 million, its October 1993 Five-Year Competitive Advance and Revolving Credit Facility ("credit facility") with a syndicate of 18 banks led by Chase Manhattan Bank. The five-year facility, as amended, extends maturity to July 2001, provides for greater financial flexibility and reflects favorable syndicated credit pricing. Borrowings under this agreement are available in U.S. dollars or Eurocurrencies and it serves as back-up to the Company's U.S. commercial paper program. Interest rates are either a negotiated rate, a rate based upon the U.S. federal funds interbank market, prime rate, or a rate based upon the London Interbank Offered Rate (LIBOR) plus a margin. The Company pays a facility fee based upon the full amount of the facility that varies based upon its credit ratings. The agreement currently provides for a facility fee of 0.08% per annum. At December 31, 1996 and 1995, there were no borrowings outstanding under these facilities.

The Company also has a commercial paper borrowing program under which it can issue up to $300 million, an increase from $150 million, of short-term notes in the U.S. commercial paper market. This commercial paper program is supported by the credit facility. In addition, the Company in September 1996 initiated a Belgian commercial paper program. The 3 billion Belgian franc program is equivalent to approximately US $100 million. The Belgian program will be used to borrow a variety of Eurocurrencies in order to fund the Company's European operations more efficiently and in appropriate currencies. The Company limits the aggregate commercial paper and credit facility borrowings at any one time to a maximum of $400 million. Interest rates are based upon market conditions, but are generally lower than comparable borrowings under the committed bank credit facility. At December 31, 1996, $36.6 million of commercial paper was outstanding. At December 31, 1995, the Company had no commercial paper outstanding. Commercial paper is classified as long-term debt at December 31, 1996, because the Company has the ability and intent to refinance it on a long-term basis through existing long-term credit facilities.

Short-term debt, including overdraft facilities, amounted to $16.9 million and $5.7 million at December 31, 1996 and 1995, respectively. The weighted average interest rate for short-term borrowings at December 31, 1996 and 1995 was 6.9% and 7.3%, respectively.

 Long-term debt consists of the following:


(In thousands)                                                       1996               1995
8.75% Notes due May 15, 1996                                       $    ---          $ 89,500
6.0% Notes due September 15, 2003                                   150,000           150,000
Commercial Paper Borrowings with interest up to 3.6%                 36,614               ---
Industrial Development Bonds, payable in varying amounts
  from 2001 to 2005 with interest up to 7.0%                          11,400           11,400
Project financing and other, payable in varying amounts
  to 2001 with interest up to 17.2%                                   38,697           32,069
                                                                   ---------         --------
                                                                     236,711          282,969
Less current maturities                                                9,326          103,043
                                                                   ---------         --------
                                                                   $ 227,385         $179,926
                                                                   =========         ========

The five-year facility and certain notes payable agreements contain covenants restricting, among other things, the amount of debt that can be issued as defined. At December 31, 1996, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following December 31, 1997, are:

(In thousands)

1998                          $6,421              2000                $ 1,142
1999                          $2,308              2001                $62,345

Cash payments for interest on all debt were (in millions) $20.3, $28.8 and $33.5 in 1996, 1995 and 1994, respectively.

The Company has on file with the Securities and Exchange Commission, a Form S-3 shelf registration for the possible issuance of up to an additional $200 million of new debt securities, preferred stock or common stock.

9. LEASES

The Company leases certain property and equipment under noncancelable operating leases. Rental expense under all operating leases was (in millions) $13.7, $12.2 and $10.9 in 1996, 1995 and 1994, respectively.

Future minimum lease payments under operating leases with noncancelable terms are:

(In thousands)                  1997           1998           1999           2000           2001         After 2001
Minimum Lease Payments        $ 11,515       $ 8,085        $ 4,930        $ 4,080        $ 3,686        $ 14,584
                              ========       =======        =======        =======        =======        ========

10. COMMITMENTS AND CONTINGENCIES

Federal Excise Tax and Other Matters Related to the Five-ton Truck Contract

In the third quarter of 1995, the Company, the United States Army, and the United States Department of Justice concluded a settlement of the Company's previously reported claims against the Army relating to Federal Excise Tax ("FET") arising under a completed 1986 contract for the sale of five-ton trucks to the Army. On September 27, 1995, the Army paid the Company $49 million in accordance with the settlement terms. The Company released the Army from any further liability for those claims, and the Department of Justice released the Company from a threatened action for damages and civil penalties based on an investigation conducted by the Department's Commercial Litigation Branch that had been pending for several years. During the performance of the five-ton truck contract, the Company recorded an account receivable of $62.5 million for its claims against the Army relating to Federal Excise Tax. As a result of accepting the $49 million in settlement, the Company recorded a non-recurring, pre-tax, non-cash charge of $13.5 million (after-tax charge of $8.2 million, $.16 per share), in the third quarter of 1995.

The settlement preserves the rights of the parties to assert claims and defenses under the Internal Revenue Code, and rights of the Army and the Company to claim certain amounts that may be owed by either party to reconcile possible underpayments or overpayments on the truck contract as part of the formal contract close-out process.

The settlement does not resolve the claim by the Internal Revenue Service that, contrary to the Company's position, certain cargo truck models sold by the Company should be considered to have gross vehicle weights in excess of the 33,000 pound threshold under the Federal Excise Tax law, are not entitled to an exemption from the Federal Excise Tax under any other theory, and therefore are taxable. On December 19, 1996, the District Director of the Internal Revenue Service issued a 30-day letter and examination report (the "Report") that proposed an increase in Federal Excise Tax of $33.7 million plus penalties of $6.9 million and applicable interest currently estimated by the Company to be $27.8 million, primarily on the grounds that those cargo truck models are subject to the Federal Excise Tax. This proposed increase in Federal Excise Tax takes into account offsetting credits of $9.2 million, based on a partial allowance of the Company's $23.4 million claim that certain truck components are exempt from the Federal Excise Tax. The Report disallowed in full the Company's additional claim that it is entitled to the entire $52 million of Federal Excise Tax (plus applicable interest currently estimated by the Company to be $25.8 million) the Company has paid on the five-ton trucks, on the grounds that such trucks qualify for the Federal Excise Tax exemption applicable to certain vehicles specially designed for the primary function of off-highway transportation. In the event that the Company ultimately receives from the Internal Revenue Service a refund of tax (including applicable interest) with respect to which the Company has already received reimbursement from the Army, the refund would be allocated between the Company and the Army. The Company plans to vigorously contest the findings of the District Director and is protesting these findings to the Internal Revenue Service Office of the Regional Director of Appeals. Although there is risk of an adverse outcome, the Company believes that the cargo trucks are not taxable. No recognition has been given in the accompanying financial statements for the Company's claim or the dispute with the Internal Revenue Service.

The settlement agreement with the Army preserves the Company's right to seek reimbursement of after-imposed tax from the Army in the event that the cargo trucks are determined to be taxable, but the agreement limits the reimbursement to a maximum of $21 million. Additionally, in an earlier contract modification, the Army accepted responsibility for $3.6 million of the potential tax, bringing its total potential responsibility up to $24.6 million.

Under the settlement, the Army agreed that if the cargo trucks are determined to be taxable, the 1993 decision of the Armed Services Board of Contract Appeals (which ruled that the Company is entitled to a price adjustment to the contract for reimbursement of FET paid on vehicles that were to be delivered after October 1, 1988) will apply to the question of the Company's right to reimbursement from the Army for after-imposed taxes on the cargo trucks. In the Company's view, application of the 1993 decision will favorably resolve the principal issues regarding any such future claim by the Company. Therefore, the Company believes that even if the cargo trucks are ultimately held to be taxable, the Army would be obligated to reimburse the Company for a majority of the tax, (but not interest or penalty, if any), resulting in a net maximum liability for the Company of $9.1 million plus penalties of $6.9 million and applicable interest currently estimated by the Company to be $27.8 million. The Company believes it is unlikely that resolution of this matter will have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

In August 1994, the Company and the Government signed a modification to the five-ton truck contract resolving all outstanding contractual matters concerning that agreement with certain limited exceptions including FET related matters. The contract modification included resolution of the Company's claims described in earlier Company filings for contract changes, inadequate technical data package, and delays and disruptions. The modification provided for an increase of $12.5 million in the contract price. This price increase yielded net revenue to the Company of approximately $12 million after related excise tax and other associated costs. The Company recognized such amount as Other revenues in the Consolidated Statements of Income in the third quarter of 1994.

M9 Armored Combat Earthmover Claim

The Company and its legal counsel are of the opinion that the U.S. Government did not exercise option three under the M9 Armored Combat Earthmover (ACE) contract in a timely manner, with the result that the unit prices for options three, four and five are subject to renegotiation. Claims reflecting the Company's position have been filed with respect to all options purported to be exercised, totaling in excess of $60 million plus interest. No recognition has been given in the accompanying financial statements for any recovery on these claims. In July 1995, the Armed Services Board of Contract Appeals denied the motions for summary judgment which had been filed by both the Company and the Government. The Company is continuing to pursue its claim before the Armed Services Board of Contract Appeals.

In addition, in 1994 the Company negotiated a settlement with the U.S. Government of a smaller outstanding claim concerning this contract which provided for payment of $3.8 million by the U.S. Government to Harsco. The Company recognized such amount as Other revenues in the Consolidated Statements of Income in the first quarter of 1994.

Government-furnished Equipment Overcharge Claim

The Company filed a claim in the Armed Services Board of Contract Appeals asserting that the United States Government has overcharged the Company in the sale of government-furnished equipment on various contracts, all of which have been completed. In December 1994, the Government and the Company agreed to a settlement of the Company's claim on those contracts and several other disputed contracts not included in the litigation. Under the terms of the settlement, the Government agreed to pay the Company approximately $20.4 million. This amount was included in Other revenues in the Consolidated Statements of Income. Each party released the other from all liability relating to the completed contracts, including the Government's previous claim from the Company of approximately $2.2 million. Payment was received in the first quarter of 1995.

Other Litigation

In 1992, the U.S. Government filed a counterclaim against the Company in a civil suit alleging violations of the False Claims Act and breach of a contract to supply M109A2 Self-Propelled Howitzers. The counterclaim was filed in the United States Claims Court in response to the Company's claim of approximately $5 million against the Government for costs incurred on this contract relating to the same issue. In October 1995, Government counsel informed the Company's counsel that at trial it would claim breach of contract damages of $4.8 million plus damages and civil penalties under the False Claims Act totaling $6.8 million. This is a reduction from the previously asserted Government claim of $7.3 million in damages, trebled plus False Claims Act penalties. The trial commenced in July 1996 and a decision is expected in 1997. The Company and its counsel believe it is unlikely that resolution of these claims will have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

Iran's Ministry of Defense initiated arbitration procedures against the Company in 1991 under the rules of the International Chamber of Commerce for damages allegedly resulting from breach of various contracts executed by the Company and the Ministry of Defense between 1970 and 1978. The contracts were terminated in 1978 and 1979 during the period of civil unrest in Iran that preceded the Iranian revolution. Iran asserted a claim under one contract for repayment of a $7.5 million advance payment it made to the Company, plus interest at 12% through June 27, 1991 in the amount of $25.3 million. Iran also asserted a claim for damages under other contracts for $76.3 million. The Company asserted various defenses and also filed counterclaims against Iran for damages in excess of $7.5 million which it sustained as a result of Iran's breach of contract, plus interest. At an arbitration hearing held in January 1996, Iran reduced the $76.3 million portion of its claim to approximately $34.4 million. The International Court of Arbitration took the case under advisement and in September 1996, awarded Iran a net amount of approximately $1.2 million. This represents an award of $7.5 million to Iran for the advance payment, offset by an award of $6.3 million to the Company for damages and legal costs and the denial of all pre-award interest claims for both parties. The Company and Iran have each filed appeals in the Supreme Court of Switzerland. The Company's management and its counsel believe it is unlikely that resolution of these claims will have a material adverse effect on the Company's financial position or results of operations.

In 1992, the United States Government through its Defense Contract Audit Agency commenced an audit of certain contracts for sale of tracked vehicles by the Company to foreign governments, which were financed by the United States Government through the Defense Security Assistance Agency. The Company cooperated with the audit and responded to a number of issues raised by the audit. In September 1994, the Company received a subpoena issued by the Department of Defense Inspector General seeking various documents relating to sale contracts between the Company and foreign governments which were funded by the Defense Security Assistance Agency. The Company is continuing to cooperate and is responding to the subpoena. Based on discussions with the agent in charge and the Government auditors, it appears that the investigation focuses on whether the Company made improper certifications to the Defense Security Assistance Agency and other government contract accounting matters. The Government has not asserted any claims at this time and it is too early to know whether a claim will be asserted or what the nature of any such claim would be, however, the Company's management and its counsel believe it is unlikely that this issue will have a material adverse effect on the Company's financial position.

In June 1994, the shareholder of the Ferrari Group, a Belgium holding company involved in steel mill services and other activities, filed a legal action in Belgium against Heckett MultiServ, S.A. and S.E.A.E., subsidiaries of MultiServ International N.V. (a subsidiary of the Company). The action alleges that these two subsidiaries breached contracts arising from letters of intent signed in 1992 and 1993 concerning the possible acquisition of the Ferrari Group, claiming that the subsidiaries were obligated to proceed with the acquisition and failed to do so. The action seeks damages of 504 million Belgian francs (approximately U.S. $16 million). The Company intends to vigorously defend against the action and believes that based on conditions contained in the letters of intent and other defenses it will prevail. The Company and its counsel believe that it is unlikely that these claims will have a material adverse effect on the Company's financial position or results of operations.

In August 1994, the Company filed a legal action in the United States District Court for the Southern District of New York against certain former shareholders of MultiServ International, N.V. seeking recovery of damages arising from misrepresentations which the Company claims were made to it in connection with its purchase of the MultiServ International, N.V. stock on August 31, 1993. The Complaint seeks damages in an amount to be determined. On April 4, 1995, the Court dismissed various elements of the Company's claims and allowed the Company to amend its complaint with respect to other elements. At the Company's request, the Court dismissed the remaining claims which then allowed the Company to file an appeal in the United States Court of Appeals for the Second Circuit. The Company settled its claims with certain defendants, and continued to pursue its appeal with respect to claims against the other defendants. In August 1996, the Court of Appeals affirmed the lower court decision dismissing the Company's complaint. The Company is considering various options for further pursuit of its claim if current efforts to settle the dispute fail.

Environmental

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at December 31, 1996 and 1995, include an accrual of $3.9 million and $5.3 million, respectively, for environmental matters. The amounts charged to earnings on a pre-tax basis related to environmental matters totaled $1.2 million for each of the three years ended 1996, 1995, and 1994.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position or results of operations.

Other

The Company is subject to various other claims, legal proceedings and investigations covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position or results of operations of the Company.

11. EMPLOYEE BENEFIT PLANS

Pension Benefits

The Company has pension and profit sharing retirement plans, most of which are noncontributory, covering substantially all its employees. The benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The multi-employer plans which the Company participates in provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company's policy is to amortize prior service costs over the average future service period of active plan participants.

Pension expense consists of the following components:

(In thousands)                           1996             1995             1994
Defined benefit plans:
Service cost                         $  9,690         $  9,232         $ 10,604
Interest cost                          15,165           13,958           14,160
Actual return on plan assets          (29,911)         (35,944)          (7,885)
Net amortization and deferral           5,724           14,921          (12,909)
                                     --------         --------         --------

                                          668            2,167            3,970
                                     --------         --------         --------

Multi-employer plans                    3,789            3,610            3,285
                                     --------         --------         --------

Defined contribution plans              5,910            4,530            3,965
                                     --------         --------         --------
Pension expense                      $ 10,367         $ 10,307         $ 11,220
                                     ========         ========         ========

The financial status of the pension plans and amounts recognized in the Consolidated Balance Sheets at December 31, 1996 and 1995 are:

                                                                             Assets Exceed                  Accumulated Benefits
                                                                          Accumulated Benefits                 Exceed Assets
(In thousands)                                                              1996            1995            1996            1995
Actuarial present value of benefit obligations:
Vested                                                                 $ 143,517       $ 139,766       $  18,322       $  15,359
Non-vested                                                                 6,116           9,853           1,308             664
                                                                       ---------       ---------       ---------       ---------

Accumulated benefit obligation                                           149,633         149,619          19,630          16,023
Effect of increase in compensation                                        32,947          32,605           3,051           2,907
                                                                       ---------       ---------       ---------       ---------

Projected benefit obligation                                             182,580         182,224          22,681          18,930
Plan assets at fair value                                                282,536         254,447           9,662          10,172
                                                                       ---------       ---------       ---------       ---------

Plan assets in excess of (less than) projected
  benefit obligation                                                      99,956          72,223         (13,019)         (8,758)
Unrecognized prior service cost                                           11,183          10,534           2,590           2,186
Unrecognized net (gain) loss                                             (59,490)        (33,581)          2,101           1,142
Unrecognized net asset                                                   (23,529)        (23,709)             70             117
Minimum liability adjustment                                                  --              --          (3,146)         (2,299)
                                                                       ---------       ---------       ---------       ---------

Prepaid pension asset (liability)                                      $  28,120       $  25,467       $ (11,404)      $  (7,612)
                                                                       =========       =========       =========       =========

Plan assets include equity and fixed-income securities. At December 31, 1996 and 1995, 732,640 shares of the Company's common stock with a fair market value of $25.1 million and $21.3 million, respectively, are included in plan assets. Dividends paid on such stock amounted to $0.6 million and $0.5 million in 1996 and in 1995, respectively.

The actuarial assumptions used for the defined benefit pension plans, including international plans, are:

                                                                   1996         1995         1994

Weighted average assumed discount rates                             7.8%         7.5%         7.9%
Weighted average expected long-term rates of return on plan
  assets                                                            9.3%         9.0%         8.6%
Rates of compensation increase                                      5.2%         4.8%         5.3%
                                                                    ===          ===          ===

The change in the assumed discount rate had the effect of decreasing the projected benefit obligation by $9.7 million in 1996. In 1995, the changes in the assumed discount and compensation rates had the effect of increasing the projected benefit obligation by $4.6 million. In 1994, the increase in the assumed discount rate had the effect of decreasing the projected benefit obligation by $13.6 million.

POSTRETIREMENT BENEFITS

The Company has postretirement life insurance benefits for a majority of employees, and postretirement health care benefits for a limited number of employees mainly under plans related to acquired companies. The cost of life insurance and health care benefits are accrued for current and future retirees and are recognized as determined under the projected unit credit actuarial method. Under this method, the Company's obligation for postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. The Company's postretirement health care and life insurance plans are unfunded.

The postretirement benefit expense (health care and life insurance) are (in millions) $0.2, $0.2, and $0.5 for 1996, 1995 and 1994, respectively. The components of these expenses are not shown separately as they are not material.

The 1996 and 1995 postretirement benefit liability recorded in the Consolidated Balance Sheets consists of:

                                                1996                                1995
                                   HEALTH           LIFE               Health           Life
(In thousands)                       CARE      INSURANCE    TOTAL        Care      Insurance    Total

Current retirees                    $2,550      $2,584      $5,134      $2,947      $2,452      $5,399
                                    ------      ------      ------      ------      ------      ------

Future retirees                        415         849       1,264         271         942       1,213
Accumulated benefit obligation       2,965       3,433       6,398       3,218       3,394       6,612
Unrecognized gain                      888       1,276       2,164       1,100       1,219       2,319
                                    ------      ------      ------      ------      ------      ------
Accumulated postretirement
  benefit liability                 $3,853      $4,709      $8,562      $ 4,318     $4,613      $8,931
                                    ======      ======      ======      =======     ======      ======


The actuarial assumptions used for postretirement benefit plans are:

(Dollars in thousands)                                                 1996          1995          1994

Assumed discount rate                                                   7.5%          7.0%          7.5%
Health care cost trend rate                                             9.1%          9.5%         12.4%
Decreasing to ultimate rate                                             5.5%          5.5%          6.0%
Effect of one percent increase in health care cost trend rate:
  On cost components                                                $    29       $    32       $    25
  On accumulated benefit obligation                                 $   223       $   241       $   287
                                                                    =======       =======       =======

It is anticipated that the health care cost trend rate will decrease from 9.1% in 1997 to 5.5% in the year 2005.

SAVINGS PLAN

The Company has a savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401(k) of the Internal Revenue Code. The plan covers substantially all U.S. employees with the exception of any such employees represented by a collective bargaining agreement, unless the agreement expressly provides otherwise. Employee contributions are generally determined as a percentage of covered employee's compensation. The expense for contributions to the plan by the Company were (in millions) $3.8, $3.6 and $2.8 for 1996, 1995 and 1994, respectively.

EXECUTIVE INCENTIVE COMPENSATION PLAN

At the Company's 1995 Annual Meeting, the Shareholders approved the 1995 Executive Incentive Compensation Plan which replaced the annual and long-term incentive plans and the 1986 stock option plan. The new Plan became effective January 1, 1995. Under the Plan, the Management Development and Compensation Committee awards 60% of the value of any earned performance to be paid to participants in the form of cash and 40% in the form of restricted shares of the Company's common stock. Awards are made in March of the following year. Effective in 1996, the Board of Directors approved a change to the terms and conditions of the annual incentive awards under the Plan. The amendment provides that upon the request of the participant, the Committee may make the incentive award payable all in cash, subject to a 25% reduction in the total amount of the award. The Company accrues amounts based on performance reflecting the value of cash and common stock which is anticipated to be earned for the current year. Compensation expense relating to these awards was $5.5 million and $5.2 million in 1996 and 1995, respectively. Compensation expense under the old plan was $3.7 million for 1994. A total of 4,000,000 shares of the Company's common stock are reserved and available for issuance to participants for annual incentive and stock option awards.

12. INCOME TAXES

Income before taxes and minority interest in the Consolidated Statements of Income consists of:

(In thousands)                        1996           1995            1994
Income before income taxes:
United States                    $ 130,424      $ 105,296       $ 129,225
International                       70,460         58,432          19,615
                                 ---------      ---------       ---------
                                 $ 200,884      $ 163,728       $ 148,840
                                 =========      =========       =========

Provision for income taxes:
Currently payable:
Federal                          $  40,014      $  46,837       $  37,193
State                                7,919          9,303           6,697
International                       25,581         25,368          12,271
                                 ---------      ---------       ---------
                                    73,514         81,508          56,161
Deferred federal and state           2,321        (18,941)          3,503
Deferred international                 501          1,287            (128)
                                 ---------      ---------       ---------
                                 $  76,336      $  63,854       $  59,536
                                 =========      =========       =========

Cash payments for income taxes were (in millions) $85.4, $75.5 and $49.2, for 1996, 1995 and 1994, respectively.


The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income before provision for income taxes and minority interest as reported in the Consolidated Statements of Income:

                                                                                    1996           1995           1994
U.S. federal income tax rate                                                        35.0%          35.0%          35.0%

State income taxes, net of federal income tax benefit                                2.6            2.8            3.2

Export sales corporation benefit                                                     (.5)           (.5)          (1.1)

International losses for which no tax benefit was recorded                            .7            1.9            2.4

Difference in effective tax rates on international earnings and remittances         (1.8)          (1.3)          (1.4)

Nondeductible acquisition costs                                                      1.4            1.7            2.0

Other, net                                                                            .6            (.6)           (.1)
                                                                                  ------         ------         ------


Effective income tax rate                                                           38.0%          39.0%          40.0%
                                                                                  ======         ======         ======

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the years ended December 31, 1996 and 1995 are:

(In thousands)                                    1996                          1995
Deferred income taxes                      ASSET        LIABILITY        Asset        Liability
Depreciation                             $   --          $40,997       $   --          $37,625
Expense accruals                           34,799           --           30,890           --
Inventories                                 3,598           --            3,175           --
Provision for receivables                   2,238           --            1,960           --
Postretirement benefits                     3,453           --            3,444           --
Deferred revenue                             --            4,985           --            4,206
Unrelieved foreign tax losses              12,854           --           14,800           --
Pensions                                     --            8,478           --            7,735
Investment in United Defense, L.P.            553           --             --              325
Other                                        --               61           --            5,174
                                         --------        -------       --------        -------
                                           57,495         54,521         54,269         55,065
Valuation allowance                        (9,471)          --           (9,403)          --
                                         --------        -------       --------        -------
Total deferred income taxes              $ 48,024        $54,521       $ 44,866        $55,065
                                         ========        =======       ========        =======

At December 31, 1996 and 1995, Other current assets included deferred income tax benefits of $22.2 million and $18.4 million, respectively.

At December 31, 1996, certain of the Company's non-U.S. subsidiaries had total available net operating loss carryforwards ("NOLs") of approximately $31.4 million of which approximately $8.1 million will expire by 2000, $0.5 million will expire by 2001, $4.5 million will expire by 2004 and the balance may be carried forward indefinitely. Included in the total are $15.1 million of preacquisition NOLs.

During 1996 and 1995, $3.7 million and $8.5 million, respectively, of preacquisition NOLs were utilized by the Company, resulting in tax benefits of $1.4 million and $2.9 million, respectively.

The valuation allowance of $9.5 million and $9.4 million at December 31, 1996 and 1995, respectively relates principally to cumulative unrelieved foreign tax losses which are uncertain as to realizability. To the extent that the preacquisition NOLs, are utilized in the future and the associated valuation allowance reduced, the tax benefit will be allocated to reduce the cost in excess of net assets of businesses acquired.

The change in the valuation allowances for 1996, 1995 and 1994 results primarily from the utilization of foreign tax loss carryforwards and the release of valuation allowances in certain international jurisdictions based on the Company's reevaluation of the realizability of future benefits resulting from tax planning strategies. The release of valuation allowances in certain jurisdictions was allocated to reduce the cost in excess of net assets of businesses acquired by $4.7 million and $3.4 million in 1995 and 1994, respectively. There was no reduction in 1996.

13. CAPITAL STOCK

The authorized capital stock consists of 70,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued other than the preferred stock rights for a Series A Junior Participating Cumulative Preferred Stock distributed by the Company in September 1987 for each outstanding share of common stock. The rights may be exercised, under certain conditions, to purchase 1/100th share of a new Series A Junior Participating Cumulative Preferred Stock at a purchase price of $200. This new preferred stock has a par value of $1.25 per share and a liquidation price of $150 per share with 400,000 shares authorized and none issued. The rights are not exercisable or transferable apart from the common stock, until ten days after a public announcement that a person or group has acquired 20% or more, or intends to commence a tender offer for 25% or more of the Company's common stock. The rights, which expire on September 28, 1997, do not have voting power, and may be redeemed by the Company at a price of $.05 per right at any time until the 10th business day following public announcement that a person or group has accumulated 20% or more of the Company's outstanding shares. Prior to the stock split discussed in Note 2, one right was associated with each share of common stock. Upon the distribution of the shares related to the two-for-one stock split on March 14, 1997, these rights will be adjusted in accordance with the terms of the Rights Agreement such that each share of common stock now has one-half of a right associated with it.

In January 1997, the Board of Directors authorized the purchase, over a one-year period, of up to 2,000,000 shares of the Company's common stock on a post-split basis.

                                    Common Stock Summary
                           Shares           Treasury        Shares
Balances                   Issued            Shares       Outstanding

December 31, 1993        32,114,499        7,146,698       24,967,801
December 31, 1994        32,343,553        7,161,303       25,182,250
December 31, 1995        32,537,880        7,486,331       25,051,549
December 31, 1996*       65,458,202       15,855,850       49,602,352
                         ----------       ----------       ----------

*Includes the effect of a two-for-one stock split.

14. STOCK-BASED COMPENSATION

Effective January 1, 1996, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:


In thousands, except per share                        1996              1995
Net income -- as reported                        $   119,009       $    97,377
Net income -- pro forma                              117,622            96,108
Net income per common share -- as reported              2.39              1.93
Net income per common share -- pro forma                2.36              1.90
                                                 -----------       -----------

The fair value of the options granted during 1996 and 1995 is estimated on the date of grant using the binomial option pricing model. The major assumptions used and the estimated fair value are listed as follows:

                                              Expected     Risk Free                 Rate of
                                Expected        Stock      Interest                  Dividend
                                  Term        Volatility      Rate      Dividend     Increase      Fair Value
1996

Incentive Stock Options          4 years          16.0%       5.14%       $  0.76        5%          $ 4.545
Nonqualified Stock Options       4 years          16.0%       6.30%       $  0.76        5%          $ 6.340

1995

Incentive Stock Options          4 years          16.0%       7.69%       $  0.74        5%          $ 3.740
Nonqualified Stock Options       4 years          16.0%       7.07%       $  0.74        5%          $ 4.005
                                 -------          -----       -----       -------        --          -------

The Company has granted stock options to officers and directors for the purchase of its common stock under two shareholder approved plans.

The shareholders approved, at the 1995 Annual Meeting, the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan. The 1995 Executive Incentive Compensation Plan authorizes the issuance of up to 4,000,000 shares of the Company's common stock for use in paying incentive compensation awards in the form of restricted stock and stock options. The 1995 Non-Employee Directors' Stock Plan authorizes the issuance of up to 300,000 shares of the Company's common stock for stock option awards. Options are granted at fair market value at date of grant and become exercisable commencing one year later. The options expire ten years from the date of grant. The award of shares and options under the 1995 Executive Incentive Compensation Plan commenced in 1996; while the awards of options under the 1995 Non-Employee Directors' Stock Plan commenced in May 1995. Upon approval of these two plans in 1995, the Company terminated the use of the 1986 stock option plan for granting of stock option awards. At December 31, 1996, there were 3,654,084 and

268,000 shares available for granting restricted stock and stock options under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, respectively.

Restricted stock awards entitle the participant to full dividend, paid in shares of restricted stock, and voting rights. Restricted stock awards generally vest over a three year period. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances.

At December 31, 1996, options to purchase 1,202,026 shares were exercisable. Changes during 1996 and 1995 in options outstanding were:

                                                                                                     Weighted
                                     Shares Under                                                     Average
                                       Option        Option Price         Range        per Share    Exercise Price
Outstanding, January 1, 1995          1,347,280        $  11.72             to         $ 21.625       $ 18.247
Granted                                 362,000         21.6875             to          23.8125         21.793
Exercised                              (388,654)          11.72             to           21.625         17.134
Terminated and expired                  (35,708)          13.78             to          21.6875         20.435
                                      ---------        --------           -----        --------       --------
Outstanding, December 31, 1995        1,284,918           11.72             to          23.8125         19.522
Granted                                 311,150           29.47             to          34.6875         29.705
Exercised                              (382,442)          12.44             to            29.47         18.954
Terminated and expired                  (11,600)                          29.47                         29.470
                                      ---------        --------           -----        --------       --------
OUTSTANDING, DECEMBER 31, 1996        1,202,026        $  11.72             TO         $34.6875       $ 22.243
                                      =========        ========           ====         ========       ========

The following table summarizes information concerning currently outstanding and exercisable options.

                                        Options Outstanding                               Options Exercisable
                                            Remaining
Range of                   Number        Contractual Life    Weighted Average          Number            Weighted Average
Exercisable Prices      Outstanding          In Years         Exercise Price         Exercisable          Exercise Price
$11.72 -- $17.625         202,778               3.8               $14.210               202,778               $14.210
 20.69 -- 34.6875         999,248               7.8                23.873               708,698                21.475
                        ---------                                                       -------
                        1,202,026                                                       911,476
                        =========                                                       =======

During 1996 and 1995, the Company had non-cash transactions related to stock option exercises of $1.5 million and $1.7 million, respectively, whereby old shares are exchanged for new shares.

The following table summarizes the restricted stock activity:

                                                           1996
Restricted shares awarded                                  60,660
Restricted shares forfeited                                   294
Weighted average market value of stock on grant date     $32.6875
                                                         --------

During 1996 and 1995, the Company recorded $2.1 million and $2.0 million, respectively, in compensation expense related to restricted stock.

15. FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

As collateral for performance and to ceding insurers, the Company is contingently liable under standby letters of credit and bonds in the amount of $47.3 million and $49.2 million at December 31, 1996 and 1995, respectively. These standby letters of credit and bonds are generally in force from one to three years for which the Company pays fees to various banks and insurance companies that generally range from 0.2 to 1.0 percent per annum of their face value. If the Company were required to obtain replacement standby letters of credit and bonds as of December 31, 1996 for those currently outstanding, it is the Company's opinion that the replacement costs for such standby letters of credit and bonds would not vary significantly from the present fee structure.

At December 31, 1996 and 1995, the Company had $10.9 million and $7.8 million, respectively, of forward foreign currency exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts generally mature within 12 months and are principally with major financial institutions. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the creditworthiness of the counterparties' financial condition and does not expect default by the counterparties.

FOREIGN EXCHANGE RISK MANAGEMENT

The Company has operations in 30 countries including the United States. It has translational and transactional foreign currency exposures at these operations. The Company's primary foreign currency exposures are in France, Belgium, United Kingdom, Brazil, South Africa and Mexico.

Forward foreign currency exchange contracts are generally used to hedge commitments, such as foreign currency debt, the purchase of equipment, and foreign currency cash flows for certain export sales transactions.

The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 1996. The "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, and the "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies.

                                               $ U.S.                                   Recognized        Unrealized
(In thousands)                  Type         Equivalent            Maturity             Gain (Loss)       Gain (Loss)
Forward exchange contracts:
British pounds                  Buy            $ 2,934           Various in 1997           $ 172            $ ---
French francs                   Buy              2,239               1-30-97                  (2)             ---
German marks                    Buy              1,186           Various to 1998             125              ---
Italian lire                    Sell               164               1-10-97                 ---              (2)
Spanish pesetas                 Buy              1,452           Various in 1997             ---              ---
South African rand              Sell             2,904           Various in 1997             ---              191
                                              --------                                     -----            -----
                                              $ 10,879                                     $ 295            $ 189
                                              ========                                     =====            =====

At December 31, 1996, the Company had entered into forward exchange contracts in British pounds, French francs and German marks which were used to hedge certain future payments between the Company and its various subsidiaries. These forward contracts do not qualify as hedges for financial reporting purposes. At December 31, 1996, the Company had recorded net gains of $0.3 million on these contracts. The Company also had forward exchange contracts in Italian lire, Spanish pesetas and South African rand which were used to hedge equipment purchases. Since these contracts hedge identifiable foreign currency firm commitments the gain of $0.2 million was deferred. The counterparties of these agreements are major financial institutions, therefore, management believes the risk of incurring losses related to these contracts is remote.

The table below summarizes by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 1995.

                                             $ U.S.                             Recognized    Unrealized
(In thousands)                  Type       Equivalent          Maturity         Gain (Loss)   Gain (Loss)
Forward exchange contracts:
Australian dollars              Sell        $ 3,916         Various in 1996        $ ---           $ 12
German marks                    Buy           2,606         Various to 1998          ---            468
Italian lire                    Buy           1,253         Various in 1996          ---            147
British pounds                  Buy              71             1-15-96              ---             (2)
                                            -------                                -----          -----
                                            $ 7,846                                $ ---          $ 625
                                            =======                                =====          =====

At December 31, 1995, the Company had forward exchange contracts in Italian lire and German marks which were used to hedge product cost transactions and contracts in British pounds and Australian dollars to hedge certain sales and payments between the Company and its Australian subsidiaries, respectively. Since these contracts hedge identified foreign currency firm commitments, the net gain of $0.6 million was deferred. The counterparties of these agreements are major financial institutions; therefore, management believes the risk of incurring losses related to these contracts is remote.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and, by policy, limits the amount of credit exposure to any one institution. For investments, the Company purchases investment grade debt securities and limits the amount of credit exposure to any one government or commercial issuer. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers in the Company's customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

         CASH AND CASH EQUIVALENTS

         The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

         INVESTMENTS

         The fair values of investments are estimated based on quoted market prices for those or similar investments.

         LONG-TERM DEBT

         The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The fair value of foreign currency exchange contracts are estimated by obtaining quotes from brokers.

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995 are:


                                                     1996                         1995
(IN THOUSANDS)                             CARRYING        FAIR         Carrying         Fair
                                            AMOUNT         VALUE         Amount          Value
Cash and cash equivalents                 $ 45,862       $ 45,862       $ 76,669       $ 76,669
Investments in debt securities              33,238         33,325         46,003         46,286
Long-term debt                             236,711        230,037        282,969        282,943
Foreign currency exchange contracts         10,879         11,520          7,846          7,349
                                          --------       --------       --------       --------

16. FACILITIES DISCONTINUANCE AND REORGANIZATION COSTS

In 1996, the Company recorded a net charge of $3.3 million on the Consolidated Statements of Income. This was primarily due to exit costs for the ceased school bus business and discontinuance of certain facilities for Metal Reclamation and Mill Services and Infrastructure and Construction Groups.

In 1995, the Company recorded a net charge of $22.8 million on the Consolidated Statements of Income. This was primarily due to a third quarter non-cash charge of $13.5 million relating to the settlement of the Federal Excise Tax reimbursement on the completed five-ton truck contract. This charge resulted from off setting the $49 million payment received against the $62.5 million receivable recorded during the performance of the contract. The Company recognized for the school bus business a $2.1 million provision for asset impairment relating to the remaining fixed assets and $3 million in termination and other exit costs. The Company ceased all bus operations in June 1995. Additionally, the Company recorded net charges of $2.8 million in 1995 related to the discontinuance of certain international facilities for the Metal Reclamation and Mill Services Group. These charges were for the discontinuance of certain product lines.

In 1994, the Company recorded a net charge of $17.1 million on the Consolidated Statements of Income primarily for the asset impairment of the school bus business assets, costs associated with the military truck contract close-out and the discontinuance and rationalization of administrative facilities at several international metal reclamation and mill services locations. In November 1994, the Board of Directors authorized the Company to exit from the school bus business. In the fourth quarter of 1994, the Company recognized an asset impairment charge of $8 million for the write-down of the bus business assets to their estimated net realizable value. During the second and third quarters of 1994, the Company recognized a total charge of $5.7 million relating to the discontinuance and rationalization of administrative facilities in the Metal Reclamation and Mill Services Group. This charge was principally composed of termination and lease costs. The Company also recognized a $4.7 million charge in the third quarter for costs associated with closing out the military truck contract.

17. INFORMATION BY INDUSTRY GROUP AND GEOGRAPHIC AREA

The Company is a diversified industrial services and manufacturing company. Its operations are classified among three Operating Groups: Metal Reclamation and Mill Services, Infrastructure and Construction, and Process Industry Products. The Company has over 175 major facilities in 30 countries, including the United States. The Company also holds a 40% ownership in United Defense, L.P., a $1.0 billion joint venture with FMC Corporation, which principally manufactures ground combat vehicles for the U.S. and international governments. The major products and services included in each Industry Group and other information follows:

METAL RECLAMATION AND MILL SERVICES. This Group provides metal reclamation and mill services primarily for the global steel industry in 29 countries. Steel mill services include slag processing, marketing and disposal; slab management systems; materials handling and scrap management programs; in-plant transportation; and a variety of environmental services. Similar services are also provided to non-ferrous metallurgical industries. Newer markets include such non-ferrous metal industries as aluminum, nickel and copper.

INFRASTRUCTURE AND CONSTRUCTION. Major products and services include railway maintenance of way equipment and services; bridge decking and industrial grating; scaffolding, shoring and concrete forming products along with their erection and dismantling; granules for asphalt roofing shingles; and slag abrasives for industrial surface preparation.

Products and services are provided to private and government-owned railroads worldwide; urban mass transit operators; public utilities; industrial plants; the oil, chemical, petrochemical and process industries; bridge repair companies; commercial and industrial construction firms; infrastructure repair and maintenance markets; and the residential roofing industry.

PROCESS INDUSTRY PRODUCTS. Major products are industrial pipe fittings; process equipment, including industrial blenders, dryers and mixers; heat transfer equipment; boilers; air-cooled heat exchangers; wear resistant steels; valves, regulators and gauges, including scuba and life support equipment; and gas containment cylinders and tanks, including cryogenic equipment.

Major customers include various industrial markets; hardware, plumbing and petrochemical sectors; chemical, food processing and pharmaceutical industries; institutional building and retrofit markets; natural gas and process industries; propane, compressed gas, life support, scuba and refrigerant gas industries; gas equipment companies, welding distributors; medical laboratories; beverage carbonation users; and the animal husbandry industry.

OTHER INFORMATION. The operations of the Company in any one country, except the United States, do not account for more than 10% of sales and no single customer or group under common control represented 10% or more of the Company's sales, during 1996, 1995 and 1994.

Identifiable assets are those assets used in each Operating Group. Corporate assets primarily include cash, investments, prepaid pension costs and U.S. deferred taxes. There are no significant intergroup sales.

INDUSTRY GROUP INFORMATION

                                             NET SALES TO UNAFFILIATED CUSTOMERS               OPERATING PROFIT
INDUSTRY GROUP                               -----------------------------------     ----------------------------------
(In millions)                                    1996         1995         1994         1996         1995         1994


Metal Reclamation and Mill Services(1)        $  607.7     $  604.2     $  523.4     $   85.2     $   80.0     $   43.5
Infrastructure and Construction(2)               408.8        399.7        391.5         42.8         36.3         11.3
Process Industry Products                        541.1        491.6        442.8         55.8         46.0         42.0
                                              --------     --------     --------     --------     --------     --------
                                               1,557.6      1,495.5      1,357.7        183.8        162.3         96.8
Facilities discontinuance and
   reorganization costs(3)                          --           --           --         (2.4)       (20.7)       (17.4)
                                              --------     --------     --------     --------     --------     --------
Industry group totals                         $1,557.6     $1,495.5     $1,357.7        181.4        141.6         79.4
                                              --------     --------     --------     --------     --------     --------
Equity in income of unconsolidated
   entities                                                                              50.1         57.0         64.1

Gain on sale of investments                                                                --           --          6.0

Claim settlements                                                                          --           --         36.2

Interest expense                                                                        (21.5)       (28.9)       (34.0)

General corporate expenses(4)                                                            (9.1)        (6.0)        (2.9)
                                              --------     --------     --------     --------     --------     --------
Income before taxes and minority interest                                            $  200.9     $  163.7     $  148.8
                                              ========     ========     ========     ========     ========     ========


                                IDENTIFIABLE ASSETS              DEPRECIATION AND AMORTIZATION            CAPITAL EXPENDITURES
                        -----------------------------------------------------------------------    --------------------------------
(In millions)              1996         1995         1994         1996        1995        1994        1996        1995        1994

Metal Reclamation
  and Mill Services     $  698.3     $  687.8     $  658.9     $   76.6    $   73.7    $   70.5    $  108.9    $   73.0    $   61.6
Infrastructure and
  Construction             230.5        228.7        278.7         21.0        20.4        19.2        28.3        27.2        18.1
Process Industry
  Products                 229.3        211.9        186.4         10.6         9.5         8.7        12.4        13.4        10.9
                        --------     --------     --------     --------    --------    --------    --------    --------    --------

                         1,158.1      1,128.4      1,124.0        108.2       103.6        98.4       149.6       113.6        90.6

Corporate                  108.6        136.7        158.3          1.2         1.3         1.2          .7          .3          .3

Investments in
   unconsolidated
   entities                 57.7         45.6         32.3
                        --------     --------     --------     --------    --------    --------    --------    --------    --------

Total                   $1,324.4     $1,310.7     $1,314.6     $  109.4    $  104.9    $   99.6    $  150.3    $  113.9    $   90.9
                        ========     ========     ========     ========    ========    ========    ========    ========    ========


GEOGRAPHIC AREA INFORMATION

GEOGRAPHIC AREA                 NET SALES                         OPERATING PROFIT                     IDENTIFIABLE ASSETS
                  ----------------------------------     --------------------------------    ----------------------------------
(In millions)        1996         1995         1994         1996        1995        1994        1996         1995         1994
United States     $  974.0     $  916.9     $  863.3     $  106.7    $   81.7    $   57.1    $  508.8     $  462.8     $  543.9
Europe               332.4        365.8        308.9         24.4        27.3         4.9       415.4        438.9        392.9
All Other            251.2        212.8        185.5         50.3        32.6        17.4       233.9        226.7        187.2
                  --------     --------     --------     --------    --------    --------    --------     --------     --------
Total             $1,557.6     $1,495.5     $1,357.7     $  181.4    $  141.6    $   79.4    $1,158.1     $1,128.4     $1,124.0
                  ========     ========     ========     ========    ========    ========    ========     ========     ========

                                                         EXPORT SALES
(In millions)                                   1996          1995          1994
North America (Excluding USA)                $  52.2       $  49.9       $  60.1
Asia                                            21.1          21.6          22.3
All Others                                      24.5          19.2          12.7
                                             -------       -------       -------
Total                                        $  97.8       $  90.7       $  95.1
                                             =======       =======       =======


(1) For the years ended December 31, 1996, 1995, and 1994, the Group realized foreign currency losses of (in millions) $1.1, $2.3, and $8.1, respectively. These currency losses include $3.4 million and $7 million in 1995 and 1994, respectively, related to the devaluation of the Mexican peso.

(2) Under the Infrastructure and Construction Group, the Company ceased all bus operations in June, 1995. For 1995, the school bus operation had $15.7 million in sales and an operating loss of $6.2 million.

(3) The year ended December 31, 1995 includes a non-cash charge of $13.5 million relating to the settlement of the Federal Excise Tax reimbursement on the completed five-ton truck contract, a $2.1 million provision for asset impairment relating to the remaining fixed assets of the school bus business, and $3 million in termination and other exit costs for the school bus business related to the Infrastructure and Construction Group. The year 1995 also includes $2.8 million relating to the discontinuance of certain international facilities related to the Metal Reclamation and Mill Services Group, and in 1996 this amounted to $1 million. The year ended December 31, 1994, includes $5.7 million for discontinuance and rationalization of administrative facilities and termination costs related to the Metal Reclamation and Mill Services Group, and, under the Infrastructure and Construction Group, a provision of $4.7 million relating to the net realizable value of the investment in the five-ton truck business and future anticipated costs associated with contract close-out and related issues and a provision for asset impairment of the school bus business of $8 million.

(4) General corporate expenses for the year 1995 include a $5.8 million foreign currency translation exchange gain. For the 1996 and 1994 comparable periods, foreign currency translation exchange losses were immaterial.

6. CONDENSED CONSOLIDATED STATEMENTS ON INCOME

The following condensed consolidated statements of income of Harsco Corporation for the nine months ended September 30, 1996 and September 30, 1997 have been extracted from the published unaudited consolidated financial statements September 30, 1997. In accordance with generally accepted accounting principles in the United States, the equity in income of United Defense L.P. has been reflected as discontinued operations (see section 11):

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)


                                                                                     NINE MONTHS ENDED
                                                                                       SEPTEMBER 30
                                                                              ------------------------------
(In thousands, except per share amounts)                                             1997               1996


REVENUES:
Product sales                                                                 $   638,711        $   582,540
Service sales                                                                     585,251            567,655
                                                                              -----------        -----------
NET SALES OF PRODUCTS AND SERVICES                                              1,223,962          1,150,195
Other                                                                               1,217              1,135
                                                                              -----------        -----------
TOTAL REVENUES                                                                  1,225,179          1,151,330
                                                                              ===========        ===========
COSTS AND EXPENSES:
Cost of products sold                                                             487,446            444,916
Cost of services sold                                                             441,347            427,346
Selling, general and administrative expenses                                      159,647            153,421
Research and development expenses                                                   3,695              3,505
Facilities discontinuance and reorganization costs                                  3,233              1,711
Other                                                                                (820)              (447)
                                                                              -----------        -----------
TOTAL COSTS AND EXPENSES                                                        1,094,548          1,030,452
                                                                              ===========        ===========
INCOME FROM CONTINUING OPERATIONS BEFORE INTEREST,
  INCOME TAXES, AND MINORITY INTEREST                                             130,631            120,878
Interest income                                                                     3,521              5,275
Interest expense                                                                  (12,661)           (16,881)
                                                                              -----------        -----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND MINORITY INTEREST                                                           121,491            109,272
Provision for income taxes                                                         46,167             44,798
                                                                              -----------        -----------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST                         75,324             64,474
Minority interest in net income                                                     4,701              3,909
                                                                              -----------        -----------
INCOME FROM CONTINUING OPERATIONS                                                  70,623             60,565
Discontinued operations:
Equity in income of United Defense, L.P. (net of income taxes of $3,523 and $2,329 for the three month periods, respectively, and $13,389 and
  $12,439 for the nine month periods, respectively)                                29,117             28,914
                                                                              -----------        -----------
NET INCOME                                                                    $    99,740        $    89,479
                                                                              ===========        ===========
Average shares of common stock outstanding                                         49,113             49,989
Earnings per common share:
Income from continuing operations                                             $      1.44        $      1.21
Income from discontinued operations                                                   .59                .58
                                                                              -----------        -----------
EARNINGS PER COMMON SHARE                                                     $      2.03        $      1.79
                                                                              ===========        ===========
CASH DIVIDENDS DECLARED PER COMMON SHARE                                      $       .60        $       .57
                                                                              ===========        ===========


See accompanying notes to consolidated financial statements.

7. CONDENSED CONSOLIDATED BALANCE SHEETS OF HARSCO CORPORATION

The following condensed consolidated balance sheets of Harsco Corporation as of December 31, 1996 and September 30, 1997 have been extracted from the published unaudited consolidated financial statements as of those dates. In accordance with generally accepted accounting principles in the United States, the balance sheet as of December 31, 1996 has been restated to reflect the net assets of the discontinued defense business (see section 11):

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)


(In thousands)                                                    SEPTEMBER 30        December 31
                                                                          1997               1996
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                        $    30,560        $    45,862
  Receivables                                                          283,678            268,230
  Inventories:
    Finished goods                                                      32,449             24,743
    Work in process                                                     31,400             25,843
    Raw material and purchased parts                                    58,555             57,581
    Stores and supplies                                                 19,835             17,851
                                                                   -----------        -----------
      Total inventories                                                142,239            126,018
  Other current assets                                                  57,082             68,436
                                                                   -----------        -----------
      TOTAL CURRENT ASSETS                                             513,559            508,546
                                                                   ===========        ===========
Property, plant and equipment, at cost                               1,210,973          1,187,452
Allowance for depreciation                                            (698,282)          (674,340)
                                                                   -----------        -----------
                                                                       512,691            513,112
                                                                   -----------        -----------
Cost in excess of net assets of businesses acquired, net               181,834            195,387
Net assets of discontinued operations                                   47,739             54,376
Other assets                                                            51,182             52,998
                                                                   -----------        -----------
      TOTAL ASSETS                                                 $ 1,307,005        $ 1,324,419
                                                                   ===========        ===========
LIABILITIES
CURRENT LIABILITIES:
  Notes payable and current maturities                             $    32,524        $    26,182
  Accounts payable                                                     102,906            111,912
  Accrued compensation                                                  44,786             44,501
  Other current liabilities                                            111,228            111,432
                                                                   -----------        -----------
      TOTAL CURRENT LIABILITIES                                        291,444            294,027
                                                                   ===========        ===========
Long-term debt                                                         223,768            227,385
Deferred income taxes                                                   33,720             34,182
Other liabilities                                                       87,085             87,538
                                                                   -----------        -----------
      TOTAL LIABILITIES                                                636,017            643,132
                                                                   ===========        ===========
SHAREHOLDERS' EQUITY
Common stock and additional paid-in capital                            160,349            150,974
Cumulative adjustments for translation and pension liability           (44,239)           (26,095)
Retained earnings                                                      864,994            794,473
Treasury stock                                                        (310,116)          (238,065)
                                                                   -----------        -----------
      TOTAL SHAREHOLDERS' EQUITY                                       670,988            681,287
                                                                   ===========        ===========
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $ 1,307,005        $ 1,324,419
                                                                   ===========        ===========


See accompanying notes to consolidated financial statements.

8. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

The following condensed consolidated statements of cash flows of Harsco Corporation for the nine months ended September 30, 1996 and September 30, 1997 have been extracted from the published unaudited consolidated financial statements:

           CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)


                                                                        Nine Months Ended
                                                                            September
(In thousands)                                                          1997             1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         $  99,740        $  89,479
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation                                                        79,813           74,720
  Amortization                                                         6,842            6,975
  Equity in earnings of unconsolidated entities                      (43,258)         (41,906)
  Dividends or distributions from unconsolidated entities             49,142           27,363
  Deferred income taxes                                                1,180            2,612
  Other, net                                                           3,557            2,200
  Changes in assets and liabilities, net of acquisitions and dispositions of businesses:
    Accounts receivable                                              (24,875)         (13,600)
    Inventories                                                      (19,187)          (5,140)
    Accounts payable                                                  (1,265)          (4,776)
    Other assets and liabilities                                      (1,059)         (13,146)
                                                                   ---------        ---------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                        150,630          124,781
                                                                   =========        =========
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant and equipment                    (105,742)        (105,465)
  Purchase of businesses, net of cash acquired                            --          (21,030)
  Investments held-to-maturity, net of purchases                      16,379            6,685
  Proceeds from sale of businesses                                     1,236            1,793
  Other investing activities                                           5,631            3,510
                                                                   ---------        ---------
    NET CASH (USED) BY INVESTING ACTIVITIES                          (82,496)        (114,507)
                                                                   =========        =========
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings, net                                          12,836           12,977
  Current maturities and long-term debt:
    Additions                                                         56,430          185,900
    Reductions                                                       (56,760)        (175,695)
  Cash dividends paid on common stock                                (29,504)         (28,520)
  Common stock issued-options                                          5,228            4,581
  Common stock acquired for treasury                                 (69,109)         (29,973)
  Other financing activities                                          (1,275)             500
                                                                   ---------        ---------
    NET CASH (USED) BY FINANCING ACTIVITIES                          (82,154)         (30,230)
                                                                   =========        =========
Effect of exchange rate changes on cash                               (1,282)          (1,534)
                                                                   ---------        ---------
Net (decrease) in cash and cash equivalents                          (15,302)         (21,490)
                                                                   ---------        ---------
Cash and cash equivalents at beginning of period                      45,862           76,669
                                                                   =========        =========
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $  30,560        $  55,179
                                                                   =========        =========


See accompanying notes to consolidated financial statements.

9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF HARSCO CORPORATION

The following notes to the consolidated financial statements of Harsco Corporation have been extracted from the published unaudited condensed consolidated financial statements as of September 30, 1997:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commitments and Contingencies:

Federal Excise Tax and Other Matters Related to the Five-ton Truck Contract

In the third quarter of 1995, the Company, the United States Army, and the United States Department of Justice concluded a settlement of Harsco's previously reported claims against the Army relating to Federal Excise Tax ("FET") arising under a completed 1986 contract for the sale of five-ton trucks to the Army. On September 27, 1995, the Army paid the Company $49 million in accordance with the settlement terms. The Company released the Army from any further liability for those claims, and the Department of Justice released the Company from a threatened action for damages and civil penalties based on an investigation conducted by the Department's Commercial Litigation Branch that had been pending for several years. During the performance of the five-ton truck contract, the Company recorded an account receivable of $62.5 million for its claims against the Army relating to Federal Excise Tax. As a result of accepting the $49 million in settlement, the Company recorded a non-recurring, pre-tax, non-cash charge of $13.5 million (after-tax charge of $8.2 million, $.16 per share), in the third quarter of 1995.

The settlement preserves the rights of the parties to assert claims and defenses under the Internal Revenue Code, and rights of the Army and the Company to claim certain amounts that may be owed by either party to reconcile possible underpayments or overpayments on the truck contract as part of the formal contract close-out process.

The settlement does not resolve the claim by the Internal Revenue Service that, contrary to the Company's position, certain cargo truck models sold by the Company should be considered to have gross vehicle weights in excess of the 33,000 pound threshold under the Federal Excise Tax law, are not entitled to an exemption from the Federal Excise Tax under any other theory, and therefore are taxable. On December 19, 1996, the District Director of the Internal Revenue Service issued a 30-day letter and examination report (the "Report") that proposed an increase in Federal Excise Tax of $33.7 million plus penalties of $6.9 million and applicable interest currently estimated by the Company to be $33.7 million, primarily on the grounds that those cargo truck models are subject to the Federal Excise Tax. This proposed increase in Federal Excise Tax takes into account offsetting credits of $9.2 million, based on a partial allowance of the Company's $23.4 million claim that certain truck components are exempt from the Federal Excise Tax. The Report disallowed in full the Company's additional claim that it is entitled to the entire $52 million of Federal Excise Tax (plus applicable interest currently estimated by the Company to be $29.9 million) the Company has paid on the five-ton trucks, on the grounds that such trucks qualify for the Federal Excise Tax exemption applicable to certain vehicles specially designed for the primary function of off-highway transportation. In the event that the Company ultimately receives from the Internal Revenue Service a refund of tax (including applicable interest) with respect to which the Company has already received reimbursement from the Army, the refund would be allocated between the Company and the Army. The Company plans to vigorously contest the findings of the District Director. On March 19, 1997, the Company filed its formal written protest to these findings with the Internal Revenue Service Office of the Regional Director of Appeals. Although there is risk of an adverse outcome, the Company believes that the cargo trucks are not taxable. No recognition has been given in the accompanying financial statements for the Company's claim or the dispute with the Internal Revenue Service.

The settlement agreement with the Army preserves the Company's right to seek reimbursement of after-imposed tax from the Army in the event that the cargo trucks are determined to be taxable, but the agreement limits the reimbursement to a maximum of $21 million. Additionally, in an earlier contract modification, the Army accepted responsibility for $3.6 million of the potential tax, bringing its total potential responsibility up to $24.6 million.

Under the settlement, the Army agreed that if the cargo trucks are determined to be taxable, the 1993 decision of the Armed Services Board of Contract Appeals (which ruled that the Company is entitled to a price adjustment to the contract for reimbursement of FET paid on vehicles that were to be delivered after October 1, 1988) will apply to the question of the Company's right to reimbursement from the

Army for after-imposed taxes on the cargo trucks. In the Company's view, application of the 1993 decision will favorably resolve the principal issues regarding any such future claim by the Company. Therefore, the Company believes that even if the cargo trucks are ultimately held to be taxable, the Army would be obligated to reimburse the Company for a majority of the tax, (but not interest or penalty, if any), resulting in a net maximum liability for the Company of $9.1 million plus penalties of $6.9 million and applicable interest currently estimated by the Company to be $33.7 million. The Company believes it is unlikely that resolution of this matter will have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

M9 Armored Combat Earthmover Claim

The Company and its legal counsel are of the opinion that the U.S. Government did not exercise option three under the M9 Armored Combat Earthmover (ACE) contract in a timely manner, with the result that the unit prices for options three, four and five are subject to renegotiation. Claims reflecting the Company's position have been filed with respect to all options purported to be exercised, totaling in excess of $60 million plus interest. No recognition has been given in the accompanying financial statements for any recovery on these claims. In July 1995, the Armed Services Board of Contract Appeals denied the motions for summary judgment which had been filed by both the Company and the Government. The Company is continuing to pursue its claim before the Armed Services Board of Contract Appeals.

Other Litigation

In 1992, the U.S. Government filed a counterclaim against the Company in a civil suit alleging violations of the False Claims Act and breach of a contract to supply M109A2 Self-Propelled Howitzers. The counterclaim was filed in the United States Claims Court in response to the Company's claim of approximately $5 million against the Government for costs incurred on this contract relating to the same issue. In May 1997, the Court issued a decision in the first phase of the case, denying the Company's claim for reimbursement and granting the Government's counterclaim for breach of contract and penalties under the False Claims Act. The Court will consider the amount of damages and penalties in the next phase of the case, and the decision will then be subject to the right of appeal. The Government has filed a brief seeking penalties and treble damages totaling $26 million. The Company intends to vigorously oppose this claim. The Company and its counsel believe that resolution of these claims will not have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

Iran's Ministry of Defense initiated arbitration procedures against the Company in 1991 under the rules of the International Chamber of Commerce for damages allegedly resulting from breach of various contracts executed by the Company and the Ministry of Defense between 1970 and 1978. The contracts were terminated in 1978 and 1979 during the period of civil unrest in Iran that preceded the Iranian revolution. Iran asserted a claim under one contract for repayment of a $7.5 million advance payment it made to the Company, plus interest at 12% through June 27, 1991 in the amount of $25.3 million. Iran also asserted a claim for damages under other contracts for $76.3 million. The Company asserted various defenses and also filed counterclaims against Iran for damages in excess of $7.5 million which it sustained as a result of Iran's breach of contract, plus interest. At an arbitration hearing held in January 1996, Iran reduced the $76.3 million portion of its claim to approximately $34.4 million. The International Court of Arbitration took the case under advisement and in September 1996, awarded Iran a net amount of approximately $1.2 million. This represents an award of $7.5 million to Iran for the advance payment, offset by an award of $6.3 million to the Company for damages and legal costs and the denial of all pre-award interest claims for both parties. The Company and Iran have each filed appeals in the Supreme Court of Switzerland. The Company's management and its counsel believe it is unlikely that resolution of these claims will have a material adverse effect on the Company's financial position or results of operations.

In 1992, the United States Government through its Defense Contract Audit Agency commenced an audit of certain contracts for sale of tracked vehicles by the Company to foreign governments, which were financed by the United States Government through the Defense Security Assistance Agency. The Company cooperated with the audit and responded to a number of issues raised by the audit. In September 1994, the Company received a subpoena issued by the Department of Defense Inspector General seeking various documents relating to sale contracts between the Company and foreign governments which were funded by the Defense Security Assistance Agency. The Company is continuing to cooperate and is responding to the subpoena. Based on discussions with the agent in charge and the Government auditors, it appears that the investigation focuses on whether the Company made improper certifications to the Defense Security Assistance Agency and other government contract accounting matters. The Government has not asserted any claims at this time and it is too early to know whether a claim will be asserted or what the nature of any such claim would be, however, the Company's management and its counsel believe it is unlikely that this issue will have a material adverse effect on the Company's financial position.

In June 1994, the shareholder of the Ferrari Group, a Belgium holding company involved in steel mill services and other activities, filed a legal action in Belgium against Heckett MultiServ, S.A. and S.E.A.E., subsidiaries of MultiServ International N.V. (a subsidiary of the Company). The action alleges that these two subsidiaries breached contracts arising from letters of intent signed in 1992 and 1993 concerning the possible acquisition of the Ferrari Group, claiming that the subsidiaries were obligated to proceed with the acquisition and failed to do so. The action seeks damages of 504 million Belgian francs (approximately U.S. $14 million). The Company intends to vigorously defend against the action and believes that based on conditions contained in the letters of intent and other defenses it will prevail. The Company and its counsel believe that it is unlikely that these claims will have a material adverse effect on the Company's financial position or results of operations.

Environmental

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at September 30, 1997 and December 31, 1996, include an accrual of $3.4 million and $3.9 million respectively for environmental matters. The amounts charged to earnings on a pre-tax basis related to environmental matters totaled $0.4 million and $0.2 million for the nine months of 1997 and 1996, respectively.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position or results of operations.

Other

The Company is subject to various other claims, legal proceedings and investigations covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position or results of operations of the Company.

Financial Instruments and Hedging

The Company has subsidiaries principally operating in North America and Latin America, Europe and Asia-Pacific. These operations are exposed to fluctuations in related foreign currencies, in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations, primarily the European currencies, through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company enters into forward foreign exchange contracts to hedge transactions on its non-U.S. subsidiaries, for firm commitments to purchase equipment and for export sales denominated in foreign currencies. These contracts generally are for 90 to 180 days or less. For those contracts that hedge an identifiable transaction, gains or losses are deferred and accounted for as part of the underlying transactions. The cash flows from forward exchange contracts accounted for as hedges of identifiable transactions are classified consistent with the cash flows from the transaction being hedged. The Company also enters into forward foreign exchange contracts for intercompany foreign currency commitments. These foreign exchange contracts do not qualify as hedges for financial reporting purposes, and any related gain or loss is included in income on a current basis. As of September 30, 1997, the total of all forward exchange contracts amounted to $5.6 million with a favorable marked to market fluctuation of $0.1 million.

Foreign Currency Translation:

Effective January 1, 1998, the Company's operations in Brazil will no longer be accounted for as a highly inflationary economy in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Brazil is no longer considered a highly inflationary economy because the three-year cumulative rate of inflation is below 100%. As a result of this change, the Company will measure the financial statements of its Brazilian entity using the Brazilian real as the entity's functional currency.

Discontinued Operations:

On August 25, 1997, Harsco and FMC Corporation signed an agreement to sell United Defense, L.P. to The Carlyle Group for $850 million, and the sale was completed on October 6, 1997. Prior to the sale, FMC had been the managing general partner and 60% owner of United Defense, L.P., while Harsco owned the balance of 40% as the limited partner. United Defense supplies ground combat and naval weapons systems for the U.S. and military customers around the world. United Defense had 1996 sales of $1 billion.

On the Consolidated Statements of Income, "Equity in income of United Defense, L.P." includes equity income through August 1997 (the measurement date) from Harsco's 40% limited partnership interest in United Defense, L.P. The sale resulted in pre-tax cash proceeds to Harsco of approximately $340 million and is expected to result in an estimated after tax gain on the sale in the fourth quarter of approximately $150 million or $3.05 per share after taking into account certain retained liabilities and estimated post closing net worth adjustments.

New Financial Accounting Standards Issued

In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (SFAS 128) which is effective for periods ending after December 15, 1997. The overall objective of SFAS 128 is to simplify the calculation of earnings per share (EPS) and achieve comparability with International Accounting Standards. The Company will be required to adopt SFAS 128 in the fourth quarter of 1997, but does not expect that the adoption will have a material effect on earnings per share.

Opinion of Management:

Financial information furnished herein, which is unaudited, reflects in the opinion of management all adjustments (all of which are of a recurring nature) that are necessary to present a fair statement of the interim period.

10. PRELIMINARY EARNINGS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 1997

The following text and consolidated statements of income have been extracted from the published unaudited preliminary earnings announcement of Harsco Corporation for the year ended December 31, 1997:

For the year 1997, income from continuing operations of $100.4 million and earnings per share of $2.06 increased by 20 percent and 23 percent, respectively, from 1996. Net income for 1997 was a record $278.8 million, or $5.72 per share, which includes the gain and results of the discontinued defense business. Sales for the year were $1.63 billion vs. $1.56 billion in 1996, an increase of 4.5 percent, as the effect of the strong U.S. dollar diminished the increase from more than 7 percent in local currency terms.

Commenting on the performance, Harsco Chairman and Chief Executive Officer, Derek C. Hathaway said, "We are pleased that our results have again met our internal goals and forecasts, as well as the consensus estimates of the broader financial community."

"We fully expect to meet our 1998 objectives through the ongoing growth of our repositioned core businesses. The continued strength of the U.S. dollar and, while minimal for Harsco, the current economic uncertainties of the Asian markets do not undermine our confidence."

Harsco Corporation is a diversified, global provider of industrial services and engineered products. Harsco's nine divisions employ more than 14,600 people at over 250 locations in 31 countries.

The nature of Harsco's operations and the many countries in which it operates subject it to changing economic, competitive, regulatory, and technological conditions, risks, and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Harsco provides the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein.

These factors include, but are not limited to: (1) changes in the worldwide business environment in which the Company operates, including import, licensing, and trade restrictions, currency exchange rates, interest rates, and capital costs; (2) changes in governmental laws and regulations, including taxes; (3) market and competitive changes, including market demand and acceptance for new products, services, and technologies; (4) effects of unstable governments and business conditions in emerging economies; and (5) other risk factors listed from time to time in the Company's SEC reports. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                               HARSCO CORPORATION
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)



                                                                                 Twelve Months Ended
                                                                                     December 31
(In thousands, except per share amounts)                                          1997               1996
REVENUES:
  Product sales                                                            $   845,072        $   796,161
  Service sales                                                                782,406            761,482
  Other                                                                          1,643              1,495
                                                                           -----------        -----------
     TOTAL REVENUES                                                          1,629,121          1,559,138
                                                                           ===========        ===========
COSTS AND EXPENSES:
  Cost of products sold                                                        645,044            604,144
  Cost of services sold                                                        584,290            573,047
  Selling, general and administrative expenses                                 211,231            207,502
  Research and development expenses                                              6,090              5,108
  Facilities discontinuance and reorganization costs                             2,578              3,280
                                                                           -----------        -----------
     TOTAL COSTS AND EXPENSES                                                1,449,233          1,393,081
                                                                           ===========        ===========
     INCOME FROM CONTINUING OPERATIONS BEFORE INTEREST, INCOME TAXES
       AND MINORITY INTEREST                                                   179,888            166,057
Interest income                                                                  8,464              6,949
Interest expense                                                               (16,741)           (21,483)
                                                                           -----------        -----------
     INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND
       MINORITY INTEREST                                                       171,611            151,523

Provision for income taxes                                                      65,213             62,081
                                                                           -----------        -----------

     INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST                106,398             89,442

Minority interest in net income                                                  5,998              5,539
                                                                           -----------        -----------

     INCOME FROM CONTINUING OPERATIONS                                         100,400             83,903

Discontinued Operations:
  Equity in income of defense business, net of income taxes                     28,424             35,106
  Gain on disposal of defense business, net of income taxes                    150,008                 --
                                                                           -----------        -----------
     NET INCOME                                                            $   278,832        $   119,009
                                                                           ===========        ===========
Average shares of common stock outstanding                                      48,754             49,895

Earnings per common share:
  Income from continuing operations                                        $      2.06        $      1.68
  Income from discontinued operations                                              .58                .71
Gain on disposal of discontinued operations                                       3.08                 --
                                                                           -----------        -----------
     EARNINGS PER COMMON SHARE                                             $      5.72        $      2.39
                                                                           ===========        ===========
Earnings per common share -- assuming dilution:
  Income from continuing operations                                        $      2.04        $      1.67
  Income from discontinued operations                                              .58                .70
  Gain on disposal of discontinued operations                                     3.05                 --
                                                                           -----------        -----------
     DILUTED EARNINGS PER COMMON SHARE                                     $      5.67        $      2.37
                                                                           ===========        ===========

11. MATERIAL CHANGES

On August 25, 1997, Harsco Corporation and FMC Corporation signed an agreement to sell United Defense L.P. for $850 million, and the sale was completed on October 6, 1997. Prior to the sale, FMC had been the managing general partner and 60% owner of United Defense L.P., while Harsco Corporation owned the balance of 40% as the limited partner. United Defense supplies ground combat and naval weapons systems for the U.S. and military customers around the world.

The sale resulted in pre-tax cash proceeds to Harsco Corporation of approximately $344 million and resulted in an after-tax gain on the sale of $150 million or $3.08 per share after taking into account certain retained liabilities from the partnership and estimated post closing net worth adjustments, as well as pre-partnership formation contingencies and other defense business contingencies.

The published unaudited condensed consolidated financial statements as of September 30, 1997 contained in sections 6-9 of this Appendix, and the unaudited consolidated statements of income extracted from the published unaudited preliminary earnings announcement for the year ended December 31, 1997 contained in section 10 of this appendix reflect Harsco Corporation's 40% interest in United Defense L.P. as a discontinued operation in accordance with generally accepted accounting principles in the United States. The published consolidated financial statements as of December 31, 1996 and for each of the three years then ended contained in sections 2-5 of this appendix are no longer in accordance with generally accepted accounting principles in the United States because they have not been restated to reflect as discontinued operations Harsco Corporation's defense business.

                                   APPENDIX V

                       FURTHER INFORMATION ON FABER PREST

NATURE OF FINANCIAL INFORMATION

The financial information contained in this Appendix V does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (as amended) (the "Act") but has been extracted from the full consolidated accounts of Faber Prest for the three years ended 30 September 1997. Copies of these accounts have been delivered to the Registrar of Companies in England and Wales. Grant Thornton has made reports under what is now section 235 of the Act in respect of each such set of statutory consolidated accounts for the three years ended 30 September 1997 and each such report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act.

1. PROFIT AND LOSS ACCOUNTS FOR THE THREE YEARS ENDED 30 SEPTEMBER, 1997

                                                                           1997          1996          1995
                                                                          (pound        (pound        (pound
                                                          Notes          sterling)     sterling)     sterling)
                                                                           '000          '000          '000

Turnover                                                       6.1
Continuing operations                                                     84,002        80,055        80,381
Discontinued operations                                                      ---         5,636        18,472
                                                                         --------      --------      --------
                                                                          84,002        85,691        98,853
Cost of sales                                                  6.2       (66,534)      (67,769)      (78,490)
                                                                         --------      --------      --------
Gross profit                                                              17,468        17,922        20,363
Net operating expenses                                   6.2 & 6.4       (10,139)      (13,050)      (12,505)
                                                                         --------      --------      --------
                                                                           7,329         4,872         7,858

Shares of profits of associated undertakings
Continuing operations                                                        938           784           600
                                                                         --------      --------      --------
Operating profit
Continuing operations                                                      8,267         5,656         8,387
Discontinued operations                                                      ---           ---            71
Exceptional items                                              6.4
Loss on disposal of discontinued operations                                  ---          (820)          ---
Attributable goodwill                                                        ---          (720)          ---
                                                                         --------      --------      --------
Profit on ordinary activities before interest                              8,267         4,116         8,458
Net interest payable                                           6.5          (989)         (570)         (264)
                                                                         --------      --------      --------
Profit on ordinary activities before taxation                  6.3         7,278         3,546         8,194
Tax on profit on ordinary activities                           6.6        (2,352)       (1,512)       (3,044)
                                                                         --------      --------      --------
Profit on ordinary activities after taxation                               4,926         2,034         5,150
Equity minority interests                                                   (391)         (488)         (499)
                                                                         --------      --------      --------
Profit for the financial year                                              4,535         1,546         4,651
Dividends                                                      6.7         2,012         1,903         1,884
                                                                         --------      --------      --------
Retained profit/(loss) for the year                           6.17         2,523          (357)        2,767
                                                                         ========      ========      ========
Earnings per ordinary share                                    6.8        40.58p        13.88p        42.06p
Normalised earnings per ordinary share                         6.8        40.58p        34.00p        42.06p
                                                                         ========      ========      ========

2. BALANCE SHEETS FOR THE THREE YEARS ENDED 30 SEPTEMBER 1997

                                                                            1997            1996           1995
                                                           Notes         (pound            (pound         (pound
                                                                        sterling)         sterling)      sterling)
                                                                          '000              '000           '000
Fixed assets
Tangible fixed assets                                        6.9          38,653          36,317          31,405
Investments                                                 6.10           3,210           2,684           2,185
                                                                         -------          ------          ------
                                                                          41,863          39,001          33,590

Current assets
Stocks                                                      6.11             998           1,385           3,344
Debtors:
-- amounts falling due within one year                      6.12          17,498          18,043          15,180
-- amounts falling due after one year                       6.12           3,348           2,990           2,392
Cash at bank and in hand                                                   2,315           2,469           5,102
                                                                         -------          ------          ------
                                                                          24,159          24,887          26,018

Creditors: amounts falling due within one year
Borrowings                                                  6.13           1,323           1,384           1,597
Other creditors                                             6.14          19,725          19,740          19,062
                                                                         -------          ------          ------
                                                                          21,048          21,124          20,659
                                                                         -------          ------          ------
Net current assets                                                         3,111           3,763           5,359
                                                                         -------          ------          ------
Total assets less current liabilities                                     44,974          42,764          38,949
Creditors: amounts falling due after one year               6.15         (10,281)         (9,273)         (5,200)
Provision for liabilities and charges                       6.16          (3,103)         (2,525)         (2,157)
Accruals and deferred income                                                (195)           (210)           (216)
                                                                         -------          ------          ------
                                                                          31,395          30,756          31,376
                                                                         =======          ======          ======
Capital and reserves
Called up share capital                                                    2,794           2,794           2,772
Share premium account                                                      8,652           8,652           8,524
Revaluation reserve                                                          959             979           1,091
Other reserves                                                                 8              11              11
Profit and loss account                                                   17,014          16,229          16,305
                                                                         -------          ------          ------
Shareholders' funds                                         6.17          29,427          28,665          28,703
Equity minority interests                                                  1,968           2,091           2,673
                                                                         -------          ------          ------
                                                                          31,395          30,756          31,376
                                                                         =======          ======          ======

3. STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE THREE YEARS ENDED 30 SEPTEMBER 1997

                                                                           1997          1996           1995
                                                                         (pound        (pound          (pound
                                                                        sterling)     sterling)       sterling)
                                                            Notes         '000          '000            '000
Profit for the financial year                                             4,535         1,546          4,651
Currency translation differences on
  foreign current net investments                            6.17          (890)          (50)            33
Net tax charge on exchange gains arising
  on foreign currency borrowings used to
  hedge against currency translation
  differences on foreign currency net
  investments                                                              (141)          ---            ---
                                                                          -----         -----          -----
Total recognised gains and losses for the year                            3,504         1,496          4,684
                                                                          =====         =====          =====

4. CASHFLOW STATEMENTS FOR THE THREE YEARS ENDED 30 SEPTEMBER 1997

                                                                            1997            1996           1995
                                                                           (pound          (pound        (pound
                                                                          sterling)      sterling)      sterling)
                                                            Notes          '000            '000           '000
Net cash inflow from operating activities                    6.18          12,321          9,926         12,172
Returns on investments and servicing of finance
Interest received                                                             106            125            146
Interest paid                                                                (969)          (591)          (345)
Interest paid on finance leases                                              (126)          (107)           (61)
Dividends paid to equity minority interests                                  (413)          (523)          (310)
                                                                          --------       --------       --------
Net cash outflow from returns on investments and
  servicing of finance                                                     (1,402)        (1,096)          (570)
Taxation                                                                     (686)        (2,294)        (1,470)
Capital expenditure and financial investment
Purchase of tangible fixed assets                                          (9,620)       (11,647)       (12,815)
Sale of tangible fixed assets                                               1,086          1,568          2,243
Grants received                                                               ---            ---             15
                                                                          --------       --------       --------
                                                                           (8,534)       (10,079)       (10,557)

Acquisitions
Purchase of businesses                                                       (693)        (1,091)        (1,936)
Purchase of investments in other entities                                    (445)           ---            ---
                                                                          --------       --------       --------
                                                                           (1,138)        (1,091)        (1,936)
Equity dividends paid                                                      (1,955)        (1,894)        (1,769)
                                                                          --------       --------       --------

Net cash outflow before financing                                          (1,394)        (6,528)        (4,130)
Financing
Capital element of finance lease rentals                                     (204)          (391)          (312)
Debt due within one year:
-- repayment of loans                                                         (54)          (324)           (54)
Debt due after one year:
-- advances of loans                                                        2,002          4,124          4,464
-- repayment of loans                                                        (446)           ---            ---
                                                                          --------       --------       --------
                                                                            1,298          3,409          4,098
Issue of share capital                                                        ---            150             89
                                                                          --------       --------       --------
Net cash inflow from financing                                              1,298          3,559          4,187
                                                                          --------       --------       --------
(Decrease)/increase in cash in the year                                       (96)        (2,969)            57
                                                                          ========       ========       ========

5. ACCOUNTING POLICIES

The financial information has been prepared under the historical cost convention, as modified by the revaluation of freehold property and certain other assets, and in accordance with applicable accounting standards.

A summary of the more important accounting policies, which have been applied consistently, is set out below:

Basis of consolidation

The consolidated profit and loss account and balance sheet include the financial statements of the Company, its subsidiary undertakings and other dormant subsidiary undertakings. The results of the subsidiary undertakings sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

Associated undertakings

Undertakings other than subsidiary undertakings, in which the Faber Prest Group has an investment representing at least 20 percent of the voting rights and over which it exerts significant influence are treated as associated undertakings. The Faber Prest Group's share of profits and other recognised gains and losses of the associated undertakings are included in the consolidated profit and loss account and statement of total recognised gains and losses. Where audited financial statements are not co-terminous with those of the Faber Prest Group, the share of profits of the associated undertakings have been arrived at from the last audited financial statements available and management accounts to the Faber Prest Group's balance sheet date. The Faber Prest Group balance sheet includes the investment in associated undertakings at the Faber Prest Group's share of net assets. It is Faber Prest Group policy to write off any premium paid directly against reserves on acquisition.

Goodwill

The goodwill arising on the acquisition of subsidiary undertakings and associated undertakings represents the excess of the fair value of consideration given over the fair value of the identifiable net assets acquired and is written off immediately against reserves.

Investment properties

In accordance with SSAP 19 certain of the Faber Prest Group's properties are held for long-term investment and are included in the balance sheet at their open market values. The surplus or deficit on annual revaluation of such properties is transferred to the revaluation reserve. Depreciation is not provided in respect of freehold investment properties.

This policy represents a departure from accounting principles, which require depreciation to be provided on all fixed assets. The directors of Faber Prest consider that this policy is necessary in order that the financial information may give a true and fair view, because current values and changes in current values are of prime importance rather than the calculations of systematic annual depreciation. Depreciation is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

Depreciation

Depreciation is calculated to write off the cost or valuation of tangible fixed assets less their estimated residual values on a straight line basis over the expected useful lives of the assets concerned. The annual rates of depreciation used for this purpose are:

Freehold buildings             2%  -- 10%
Long leasehold property        2%  -- 10%
Short leasehold property       Life of the lease
Plant and machinery            3%  -- 50%
Motor Vehicles                 20% -- 50%

Freehold land and investment properties are not depreciated.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements which transfer to the Faber Prest Group substantially all the benefits and risks of ownership of an asset are capitalised. The liabilities to the leasing companies are shown as obligations due under finance leases within creditors. Depreciation on these leased assets is charged to the profit and loss account on the same basis as owned assets. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding.

Research and development

Research and development expenditure is charged to profits in the period in which it is incurred.

Stocks

Stocks and work in progress are stated at the lower of cost and net realisable value.

Government and other grants

Grants are treated as deferred income and credited to the profit and loss account over the useful lives of the assets to which they relate. Grants of a revenue nature are credited to the profit and loss account in the same period as the related expenditure.

Deferred taxation

Provision is made for deferred taxation, using the liability method, on all material timing differences to the extent that it is probable that a liability or asset will crystallise. Advance corporation tax arising in respect of dividends paid and proposed is deducted from the total provision for deferred taxation unless it is thought that it will not be recovered in the foreseeable future.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling rates of exchange ruling at the balance sheet date and the results are translated at the average rate of exchange for the year. Exchange differences arising from the retranslation of the opening net investment in overseas subsidiary and associated undertakings and from the translation of the results of those companies at average rate are taken to reserves and reported in the statement of total recognised gains and losses. Where exchange differences result from the translation of foreign currency borrowings raised to match foreign equity investments, they are taken to reserves and offset against the differences arising from the translation of those investments. All other foreign exchange differences are taken as part of the profit on ordinary activities before taxation in the year in which they arise.

Turnover

Turnover, which excludes value added tax and sales between Faber Prest Group companies, represents the total invoiced sales of the Faber Prest Group.

Pension costs

Pension costs charged against profits are based on the projected unit method and actuarial assumptions designed to provide the anticipated pension costs over the employees' working lives, in a way that seeks to ensure that the regular pension cost represents a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are spread over the remaining employees' working lives.

6.       NOTES TO THE FINANCIAL INFORMATION

6.1      Analysis of turnover




                             1997         1996         1995
                           (pound        (pound      (pound
                          sterling)    sterling)    sterling)
                            '000         '000         '000
                          ----------   ----------   ----------
By sector
Industrial Services         63,291       59,965       57,671
Transport                   20,711       20,090       22,710
Discontinued                  --          5,636       18,472
                          ----------   ----------   ----------
                            84,002       85,691       98,853
                          ==========   ==========   ==========

By origin
United Kingdom              64,788       69,136       85,488
Rest of Europe               3,756        4,950        4,215
Australasia and Asia        10,076       10,067        8,321
USA                          3,869          414         --
Rest of the World            1,513        1,124          829
                          ----------   ----------   ----------
                            84,002       85,691       98,853
                          ==========   ==========   ==========

By destination
United Kingdom              64,788       68,969       85,083
Rest of Europe               3,756        5,001        4,610
Australasia and Asia        10,076       10,067        8,321
USA                          3,869          414         --
Rest of the World            1,513        1,240          839
                          ----------   ----------   ----------
                            84,002       85,691       98,853
                          ==========   ==========   ==========


6.2      Analysis of cost of sales and net operating expenses


                                                  Excep-
                                      Contin-     tional      Discon-                Contin-      Discon-
                         Total         uing       items       tinued      Total        uing       tinued        Total
                          1997         1996        1996        1996        1996        1995        1995         1995
                         (pound      (pound       (pound      (pound      (pound      (pound     (pound        (pound
                        sterling)   sterling)    sterling)   sterling)   sterling)   sterling)  sterling)     sterling)
                          '000        '000         '000        '000        '000        '000       '000          '000
                         66,534       62,831       ---        4,938       67,769      62,124      16,366       78,490
                        =========   =========    =========   =========   =========   =========   =========   =========
Cost of sales               822          832        --          73          905          996         180        1,176

Distribution costs
Administrative
expenses                  9,317       10,092       1,428       625       12,145        9,474       1,855       11,329
                        ---------   ----------   ---------   ---------   ---------   ---------  ----------   ---------
Net operating
expenses                 10,139       10,924       1,428       698       13,050       10,470       2,035       12,505
                        =========   ==========   =========   =========   =========   =========  ==========   =========

6.3      Analysis of profit on ordinary activities before taxation


                                   1997        1996          1995
                                  (pound      (pound        (pound
                                 sterling)   sterling)     sterling)
                                   '000        '000          '000
                                ----------   ----------    ----------
By sector
Industrial Services
-- Group                          6,134         3,735         6,285
-- Associated undertakings          938           784           600
                                ----------   ----------    ----------
                                  7,072         4,519         6,885

Transport                         1,195         1,137         1,502
Discontinued                       --          (1,540)           71
                                ----------   ----------    ----------

Profit before interest            8,267         4,116         8,458
Net interest payable               (989)         (570)         (264)
                                ----------   ----------    ----------
                                  7,278         3,546         8,194
                                ==========   ==========    ==========

By origin
United Kingdom                    5,138         1,670         6,161
Rest of Europe                      373           647           913
Australasia and Asia              2,154         1,989         1,349
USA                                 349          (422)         --
Rest of the World                   253           232            35
                                ----------   ----------    ----------
Profit before interest            8,267         4,116         8,458
Net interest payable               (989)         (570)         (264)
                                ----------   ----------    ----------
                                  7,278         3,546         8,194
                                ==========   ==========    ==========


Profit on ordinary activities before taxation is stated after charging/(crediting):


                                                            1997         1996           1995
                                                          (pound        (pound         (pound
                                                         sterling)     sterling)      sterling)
                                                           '000          '000           '000
Depreciation charge for the year:
-- Tangible fixed assets                                   5,740         5,451         4,725
-- Tangible fixed assets held under finance leases           200           163            94
Arising on disposal of fixed assets                         (193)         (335)         (560)
Research and development expenditure (net of grants
received)                                                     21             8             6
Auditors' remuneration -- audit services                     113           117            99
                       -- non audit services                  50            31             2

Rentals on operating leases:
-- Plant and machinery                                     1,842         1,723           915
-- Other                                                     343           378           611
Rent receivable                                             (345)         (398)         (362)
Grants                                                       (15)           (6)           (6)

6.4      Exceptional items


                                                                    1997         1996        1995
                                                                  (pound        (pound      (pound
                                                                 sterling)     sterling)   sterling)
                                                                   '000          '000        '000
                                                                 ----------   ----------  ----------
Continuing operations

Costs in respect of out of court settlement of a claim relating
   to an alleged dust nuisance                                         --         1,428       --
                                                                 ==========   ==========  ==========
Discontinued operations
Loss on disposal and termination of the Car Retailing
   division                                                            --           820       --
Attributable goodwill                                                  --           720       --
                                                                 ----------   ----------  ----------

                                                                       --         1,540       --
                                                                 ==========   ==========  ==========


The purchased goodwill of (pound sterling)720,000 was written off to reserves at the time of acquisition of the individual businesses.

The attributable tax recoverable in respect of the above is:


                                            1997        1996        1995
                                          (pound      (pound      (pound
                                         sterling)   sterling)   sterling)
                                            '000        '000        '000
                                         ----------  ----------  ----------
Settlement of claim                         ---          471         ---
Loss on termination of business             ---          257         ---
                                         ----------  ----------  ----------

                                            ---          728         ---
                                         ==========  ==========  ==========

6.5      Net interest payable

                                                1997        1996        1996
                                              (pound      (pound      (pound
                                             sterling)   sterling)   sterling)
                                                '000        '000        '000
                                             ----------  ----------  ----------
On bank loans and overdrafts and other loans    969         588         349
On finance leases                               126         107          61
                                             ----------  ----------  ----------
                                              1,095         695         410
Interest receivable                            (106)       (125)       (146)
                                             ----------  ----------  ----------

                                                989         570         264
                                             ==========  ==========  ==========

6.6      Taxation on profit on ordinary activities

The charge based on the profits for the year comprises:
UK corporation tax at 32% (1996/1995: 33%)

                                                    1997          1996         1995
                                                  (pound         (pound       (pound
                                                  sterling)     sterling)    sterling)
                                                     '000          '000         '000
                                                  ---------     ---------    ---------
-- Current                                          1,276           715        1,832
-- Deferred                                           223           162          175
Overseas taxation                                     549           590          790
Adjustment in respect of prior years:
-- UK                                                 (19)         (308)           2
-- Overseas                                           (22)           28         --
-- Deferred                                            27            45           15
                                                  ---------     ---------    ---------

                                                    2,034         1,232        2,814

Share of taxation of associated undertakings          318           280          230
                                                  ---------     ---------    ---------

                                                    2,352         1,512        3,044
                                                  =========     =========    =========

6.7      Dividends

                                                              1997                     1996                   1995
                                                      (pound sterling)'000    (pound sterling)'000   (pound sterling)'000
                                                           ----------               ----------             ----------
Interim paid of 6.5p per share (1996/1995: 6p)                  726                      674                    664
Final proposed of 11.5p per share (1996/1995: 11p)            1,286                    1,229                  1,220
                                                           ----------               ----------             ----------

                                                              2,012                    1,903                  1,884
                                                           ==========               ==========             ==========

6.8      Earnings per share

The calculation of earnings per share is based on the profit on ordinary activities after taxation and minority interests of (pound sterling)4,535,000 (1996: (pound sterling)1,546,000, 1995: (pound sterling)4,651,000) divided by 11,175,342 (1996: 11,135,937, 1995: 11,057,976) shares being the weighted average number of shares in issue during the year.

Normalised earnings per share is also shown as it excludes one-off exceptional items. The calculation of normalised earnings per share is based on the following profit figures:






                                    1997                 1996                  1995
                           (pound sterling)'000  (pound sterling)'000  (pound sterling)'000
                                 ----------           ----------            ----------

Profit for the year                4,535                 1,546                  4,651
Adjusted for:
-- Exceptional items                --                   2,968                   --
-- Taxation thereon                 --                    (728)                  --
                                   -----                 -----                  -----
Adjusted profit for the year       4,535                 3,786                  4,651
                                   =====                 =====                  =====


6.9      Tangible assets


                                            Long (and)
                                              short              Plant,
                           Freehold          leasehold          machinery            Total             Total           Total
                           property          property         (and) vehicles         1997              1996            1995
                           (pound            (pound              (pound             (pound            (pound          (pound
                         sterling)'000    sterling)'000       sterling)'000      sterling)'000    sterling)'000   sterling)'000
                          ----------        ----------         -------------       ----------        ----------      ----------

Cost or valuation
At 1 October '96            8,361              4,421               54,749            67,531            60,488         49,479
Additions                     109                171                9,823            10,103            11,765         13,185
Reclassification               36                (36)                --                --                --             --
Revaluation                  --                 --                   --                --                (215)          --
Business acquisition         --                 --                    282               282              --            1,853
Disposals                    --                  (50)              (3,736)           (3,786)           (4,683)        (4,657)
Currency translation           (4)               (39)              (2,140)           (2,183)              176            628
                          ----------        ----------         -------------       ----------        ----------      ----------

AT 30 SEPTEMBER '97         8,502              4,467               58,978            71,947            67,531         60,488
                          ==========        ==========         =============       ==========        ==========      ==========
Depreciation
At 1 October '96              904              1,511               28,799            31,214            29,083         26,225
Charged in the year           251                249                5,440             5,940             5,614          4,819
Reclassification                7                 (7)                --                --                --             --
Revaluation                  --                 --                   --                --                (215)          --
Business acquisition         --                 --                   --                --                --              679
Disposals                    --                  (50)              (2,843)           (2,893)           (3,450)        (2,974)
Currency translation         --                  (24)                (943)             (967)              182            334
                          ----------        ----------         -------------       ----------        ----------      ----------
AT 30 SEPTEMBER '97         1,162              1,679               30,453            33,294            31,214         29,083
                          ==========        ==========         =============       ==========        ==========      ==========

Net book value
                          ----------        ----------         -------------       ----------        ----------      ----------

AT 30 SEPTEMBER '97         7,340              2,788               28,525            38,653            36,317         31,405
                          ==========        ==========         =============       ==========        ==========      ==========

The net book value of freehold property includes an amount of (pound sterling)1,349,000 as at 30 September 1997 (1996: (pound Sterling)1,349,000) in respect of investment property.

All fixed assets are stated at cost with the exception of property and certain assets held in Portugal, which comprise:


                      Investment                    Short                   Plant,
                    (and) freehold                leasehold               machinery
                       property                   property              (and) vehicles
                  (pound Sterling)'000     (pound  Sterling)'000     (pound Sterling)'000

Cost                    4,229                    2,337                     57,806
1988 valuation          2,924                     --                         --
1992 valuation           --                         63                      1,172
1997 valuation          1,349                     --                         --
                     --------------            ----------               --------------
                        8,502                    2,400                     58,978
                     ==============            ==========               ==============

6.10     Investments

                                  Associated
                                  undertakings
                              (pound Sterling)'000

At 1 October 1995                     2,185
Share of retained profits               504
Dividends received                     (119)
Exchange differences                    114
                                   ----------

At 30 September 1996                  2,684
Additions                               678
Share of retained profits               620
Dividends received                      (76)
Goodwill                               (319)
Exchange differences                   (377)
                                   ----------
At 30 SEPTEMBER 1997                  3,210
                                   ==========

6.11     Stocks


                                                  1997                    1996                     1995
                                          (pound Sterling)'000    (pound Sterling)'000     (pound Sterling)'000
Work in progress                                    2                       17                        7
Raw materials and engineering parts               428                      271                      246
Goods for resale                                  568                    1,097                    3,091
                                              ----------               ----------              ----------

                                                  998                    1,385                    3,344
                                              ==========               ==========              ==========

6.12     Debtors

                                                     1997                   1996                       1995
                                             (pound Sterling)'000   (pound Sterling)'000       (pound Sterling)'000
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade debtors                                      14,220                  13,401                     12,117
Amounts owed by associated undertakings               194                     233                        300
Prepayments                                         1,516                   1,544                      1,781
Other debtors                                       1,568                   2,865                        982
                                                  ----------             ----------                ----------

                                                   17,498                  18,043                     15,180
                                                  ==========             ==========                ==========

AMOUNTS FALLING DUE AFTER ONE YEAR
Pension fund prepayment                             3,348                   2,990                      2,392
                                                  ==========             ==========                ==========

6.13     Borrowings

                                                    1997          1996            1995
                                            (pound sterling) (pound sterling) (pound sterling)
                                                   '000           '000             '000

AMOUNTS FALLING DUE WITHIN ONE YEAR
Bank loans                                           --           --                 66
Bank overdraft                                        281          308               44
Loan notes                                            787          841              841
Other loans (secured)                                --           --                258
Obligations due under finance leases                  255          235              388
                                                 ----------    ----------       ----------


                                                    1,323        1,384            1,597
                                                 ==========    ==========       ==========

AMOUNTS FALLING DUE WITHIN ONE TO TWO YEARS
Bank loans                                          1,268        1,897              833
Other loans                                           535          603             --
Obligations due under finance leases                  247          127              214
                                                 ----------    ----------       ----------


                                                    2,050        2,627            1,047
                                                 ==========    ==========       ==========

AMOUNTS FALLING DUE WITHIN TWO TO FIVE YEARS
Bank loans                                          7,771        6,250            3,716
Obligations due under finance leases                  222          100              180
                                                 ----------    ----------       ----------


                                                    7,993        6,350            3,896
                                                 ==========    ==========       ==========

Total borrowings                                   11,366       10,361            6,540
Cash                                                2,315        2,469            5,102
                                                 ----------    ----------       ----------

Net debt                                            9,051        7,892            1,438
                                                 ==========    ==========       ==========

The other loans were secured by charges on the stocks of subsidiary undertakings.

Interest on the loan notes is payable at 1 per cent. over the base rate of National Westminster Bank Plc. The loan notes mature on 31 October 2004, but can be repaid earlier if the holders give six months notice of the required repayment.

Bank loans bear interest at variable market rates.

The bank loans of (pound Sterling)1,268,000 are secured by a floating debenture over the assets of a subsidiary undertaking.

6.14     Other creditors


                                                  1997                   1996                    1995
                                          (pound Sterling)'000   (pound Sterling)'000    (pound Sterling)'000
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade creditors                                  6,449                   7,072                   6,556
Social security and other taxes                  2,027                   1,920                   2,187
UK corporation tax                               2,292                   1,876                   2,588
Advance corporation tax                            450                     474                     471
Dividends payable                                1,286                   1,229                   1,220
Other creditors                                  4,142                   4,269                   3,741
Accruals                                         3,079                   2,900                   2,299
                                              ----------              ----------              ----------

                                                19,725                  19,740                  19,062
                                              ==========              ==========              ==========

6.15     Creditors

                                           1997          1996         1995
                                          (pound        (pound      (pound
                                         sterling)     sterling)   sterling)
                                           '000           '000        '000
AMOUNTS FALLING DUE AFTER ONE YEAR
Bank loans                                  9,039       8,147       4,549
Other loans                                   535         603        --
Obligations due under finance leases          469         227         394
Other creditors                               238         296         257
                                        ----------   ----------   ----------
                                           10,281       9,273       5,200
                                        ==========   ==========   ==========

6.16     Provision for liabilities and charges

                           Deferred        Other
                           taxation      provisions     Total
                           (pound         (pound       (pound
                           sterling)     sterling)     sterling)
                             '000          '000          '000
At 1 October 1995             2,157          --        2,157
Profit and loss account         207          --          207
Other movements                 161          --          161
                           ----------    ----------  ----------

At 30 September 1996          2,525          --        2,525
Profit and loss account         250          --          250
Other movements                  95          233         328
                           ----------    ----------  ----------

AT 30 SEPTEMBER 1997          2,870          233       3,103
                           ==========    ==========  ==========

Deferred taxation provided in the financial statements, and the amount unprovided of the total potential liability, are as follows:

                                                   Amount provided                         Amount unprovided
                                           1997         1996          1995          1997           1996         1995
                                         (pound        (pound        (pound        (pound        (pound       (pound
                                        sterling)     sterling)     sterling)     sterling)     sterling)    sterling)
                                           '000         '000          '000          '000           '000        '000
Accelerated capital allowances            1,944        1,802          1,820           84           218           234
Other timing differences                    926          723            508         --            --            --
                                        ----------   ----------    ----------    ----------    ----------    ----------
                                          2,870        2,525          2,328           84           218           234

Recoverable advance corporation tax        --           --             (171)        --            --            --
                                        ----------   ----------    ----------    ----------    ----------    ----------
                                          2,870        2,525          2,157           84           218           234
                                        ==========   ==========    ==========    ==========    ==========    ==========


6.17     Reconciliation of movements in shareholders' funds

                                                                     1997           1996           1995
                                                                    (pound         (pound         (pound
                                                                  sterling)'000   sterling)'000   sterling)'000

Profit for the financial year                                          4,535          1,546          4,651
Dividends                                                             (2,012)        (1,903)        (1,884)
                                                                    ----------     ----------     ----------
                                                                       2,523           (357)         2,767
Issue of shares                                                         --              150            604
Other recognised gains and losses                                     (1,031)           (50)            33
Acquired goodwill written off during the year                           (730)          (501)        (2,453)
Goodwill transferred to the profit and loss account in respect
   of disposal of business                                              --              720           --
                                                                    ----------     ----------     ----------
Net increase/(decrease) in shareholders' funds                           762            (38)           951
Opening shareholders' funds                                           28,665         28,703         27,752
                                                                    ----------     ----------     ----------
Closing shareholders' funds                                           29,427         28,665         28,703
                                                                    ==========     ==========     ==========

6.18 Reconciliation of operating profit to net cash inflow from operating activities


                                                                       1997           1996            1995
                                                                      (pound         (pound          (pound
                                                                    sterling)'000  sterling)'000   sterling)'000
Operating profit                                                       8,267          5,656          8,458
Associated undertakings                                                 (938)          (784)          (600)
Dividends received from associated undertakings                           76            119            118
Depreciation                                                           5,940          5,614          4,819
Arising on sale of tangible fixed assets                                (193)          (335)          (560)
Grants                                                                   (15)            (6)            (6)
Decrease in stocks                                                       380          1,955            358
Increase in debtors                                                     (551)        (2,805)          (729)
(Decrease)/increase in creditors                                        (645)         1,332            314
                                                                    ----------     ----------     ----------
Net cash inflow from operating activities                             12,321         10,746         12,172
Net cash outflow from disposal and termination of business              --             (820)          --
                                                                    ----------     ----------     ----------
                                                                      12,321          9,926         12,172
                                                                    ==========     ==========     ==========

6.19    Capital commitments

                                                                       1997          1996            1995
                                                                      (pound        (pound          (pound
                                                                   sterling)'000  sterling)'000  sterling)'000
Capital expenditure
Contracted but not provided for                                        4,915            459          2,391
                                                                    ==========     ==========     ==========

6.20    Contingent liabilities

The announcement by BHP that it will cease steelmaking at the Newcastle Steelworks in Australia by the end of 1999 has several implications in relation to the future operations of an associated undertaking, including:

         Redundancy payments

         The associated undertaking has a contingent liability in relation to redundancy payments which it may ultimately be liable to pay. The associated undertaking did not have a quantifiable liability in relation to redundancies at 30 June 1997 and no information is currently available which changes that position.

         Commercial settlement claims

         The associated undertaking has a contingent asset in relation to a potential commercial settlement of a damages claim against BHP. This claim arises from BHP's premature termination of the Steelmaking Services Contract of a subsidiary of the associated undertaking. A receivable has not been recognised at 30 June 1997 or since that date.

         Valuation of assets

         The effective life, to the associated undertaking, of the associated undertaking's property, plant and equipment will be reduced as a result of BHP ceasing steelmaking at the Newcastle Steelworks in 1999. The potential commercial settlement referred to above is expected to include a compensation component in relation to the reduced effective lives of the assets. The associated undertaking is not yet able to determine the net financial impact of the reduced effective lives and the amount of the commercial settlement relating thereto.

Faber Prest and certain of its wholly-owned UK subsidiaries have given joint and several guarantees to secure all borrowings from National Westminster Bank Plc. At 30 September 1997, Faber Prest had a joint and several liability of (pound sterling)1,197,000 (1996: (pound sterling)8,315,000, 1995: (pound sterling)5,345,000) under these arrangements.

Faber Prest has given a guarantee to ANZ Bank Limited as security for a loan of A$4,800,000 (1996: A$4,800,000, 1995: A$4,800,000) from ANZ Bank Limited to
Steelstone Holdings (Pty) Limited in Australia.

Faber Prest has other contingent liabilities in respect of guarantees given in the normal course of trade on behalf of subsidiary undertakings.

A contingent liability exists in respect of unprovided deferred taxation, details of which are given in note 6.16.

APPENDIX VI

CALCULATIONS AND SOURCES OF INFORMATION

1.       GENERAL

Unless otherwise stated, (i) financial information relating to Harsco has been extracted from the audited Annual Report for the year ended 31 December 1996 or the unaudited quarterly report filed on Form 10-Q for the 3 months ended 30 September 1997 or the unaudited financial statements for the year ended 31 December 1997 as published in Harsco's preliminary results announcement dated 29 January 1998 and (ii) financial information relating to Faber Prest has been extracted from the audited Annual Report and Accounts for the financial years ended 30 September 1996 and 30 September 1997.

2.       EXCHANGE RATES

Except for those amounts contained in Appendix IV of this document, amounts denominated in US dollars have, for the purposes of this document, been converted into pounds sterling at an exchange rate of US$1.65 to (pound sterling)1, being the mid-closing exchange rate as obtained from the appropriate Bloomberg page on 3 March 1998 (the business day prior to the announcement of the Offer).

3.       SHARE PRICES

The market price of a Faber Prest Share is based on the closing middle market price of 462.5p for a Faber Prest Share as obtained from the Official List on 3 March 1998 (the business day prior to the announcement of the Offer). The price of a Faber Prest Share on 5 November 1997 is based on the closing middle market price of 237.5p for a Faber Prest Share obtained from the Official List on 5 November 1997 (the day prior to that on which Faber Prest announced it was holding discussions which may or may not lead to an offer being made for the whole of the issued share capital of Faber Prest).

4.       VALUE OF THE OFFER

References to the value of the Offer for the whole of the issued share capital of Faber Prest assume the number of Faber Prest Shares currently in issue to be 11,176,376. References to the value of the Offer assuming the exercise of all outstanding options are based upon the 11,176,376 Faber Prest Shares currently in issue as referred to above, and the 278,024 Faber Prest Shares which are currently the subject of options granted under the Faber Prest Share Option Schemes.

5.       EARNINGS PER SHARE

The calculation relating to earnings per share for Faber Prest of 40.58 pence relates to the year ended 30 September 1997 is based on earnings of (pound sterling)4,535,000 and a weighted average number of shares in issue during the year of 11,175,342.

                                  APPENDIX VII

                             ADDITIONAL INFORMATION

1.       RESPONSIBILITY

(a) The directors of Harsco and the directors of Heckett MultiServ, whose names are set out in paragraphs 2(a) and (b) below, accept responsibility for the information contained in this document save for the information relating to Faber Prest, the directors of Faber Prest and their immediate families and related trusts. To the best of the knowledge and belief of the directors of Harsco and the directors of Heckett MultiServ (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Faber Prest, whose names are set out in paragraph 2(c) below, accept responsibility for the information contained in this document relating to Faber Prest, the directors of Faber Prest and their immediate families and related trusts. To the best of the knowledge and belief of the directors of Faber Prest (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.       DIRECTORS

(a)      The directors of Harsco are as follows:
         Derek C. Hathaway
         Leonard A. Campanaro
         Robert C. Wilburn
         James I. Scheiner
         Robert F. Nation
         Nick H. Prater
         Carolyn F. Scanlan
         James E. Marley
         Robert L. Kirk
         Andrew J. Sordoni III

(b)      The directors of Heckett MultiServ are as follows:
         Derek C. Hathaway
         Leonard A. Campanaro
         Salvatore D. Fazzolari
         Geoffrey D. H. Butler


(c)      The directors of Faber Prest are as follows:
         Richard J. Prest
         Roger S. D. Feaviour
         Anthony W. J. Swayne
         Robert Jordan
         J. Maxwell Kaye

3.       Market Quotations

The following table shows the closing middle market prices for Faber Prest Shares, as derived from the Official List, on the first dealing day of each of the six months immediately prior to the date of this document, on 5 November 1997 (the day prior to the commencement of the Offer Period) and on 4 March 1998 (the latest practicable date prior to the publication of this document):

Date                                                                 Faber Prest
                                                                  Share price in
                                                                           pence
1 October 1997                                                             227.5
3 November 1997                                                            222.5
5 November 1997                                                            237.5
1 December 1997                                                            342.5
2 January 1998                                                             385.0
2 February 1998                                                            355.0
2 March 1998                                                               462.5
3 March 1998                                                               462.5
4 March 1998                                                               494.0


4.       Irrevocable Undertakings

Irrevocable undertakings to accept the Offer have been received in respect of the following Faber Prest Shares:





                                                                     Faber Prest
Name                                                                      Shares
Institutions
Aberforth Smaller Companies Trust plc                                    180,400
Aberforth Split Level Trust plc                                           87,500
Aberforth UK Small Companies Fund                                        182,100
Jupiter Asset Management (Jupiter Ecology Fund)                          200,000
Jupiter Asset Management (Jupiter International Green Investment Trust)  152,962
Clugston Group Limited                                                   200,000
Finsbury Smaller Companies Trust                                         111,764
                                                                       ---------
                                                                       1,114,726

Directors
Richard J. Prest                                                         252,898
Anthony W.J. Swayne                                                       57,000
Roger S.D. Feaviour                                                       22,500
Robert Jordan                                                              5,625
J. Maxwell Kaye                                                            3,261
                                                                       ---------
                                                                         341,284

Directors' Close Families
P.A. Peet, A.W.J. Swayne, S.M. Rocksborough Smith                         44,219
A.W.J. Swayne (a/c Holly), E.M. Swayne                                    11,055
A.W.J. Swayne (a/c Jack), E.M. Swayne                                     11,055
E.M. Swayne                                                               64,001
A.W.J. Swayne (a/c JMP1986), M.T. Prest                                   61,989
M.T. Prest (a/c ECP1986), A.W.J. Swayne                                   61,989
A.W.J. Swayne (a/c ECP1970), M.T. Prest                                   82,653
A.W.J. Swayne, J.M. Prest                                                 82,653
G.I. Prest (a/c GIPDT), R.J. Prest, G.J. Prest                            26,165
R.J. Prest (a/c ECP), G.I. Prest, G.J. Prest                              35,000

                                                                     Faber Prest
Directors' Close Families                                                 Shares
R.J. Prest (a/c GJP), G.I. Prest, G.J. Prest                              35,000
R.J. Prest (a/c HKP), G.I. Prest, G.J. Prest                              35,000
R.J. Prest (a/c RJPDT), G.I. Prest, G.J. Prest                            26,165
R.J. Prest (a/c OLB), J.M. Brinkley                                        8,923
R.J. Prest (a/c ACB), J.M. Brinkley                                        8,923
R.J. Prest (a/c REB), J.M. Brinkley                                        8,922
G.I. Prest                                                               150,835
R.J. Prest, J.M. Brinkley                                                  8,922
J.M. Prest, R.J. Prest, J.M. Brinkley                                     20,591
S.A. Rocksborough Smith                                                    7,500
S.M. Rocksborough Smith                                                   34,500
J.M. Swayne                                                              106,100
S.A. Rocksborough Smith (a/c Mark), S.M. Rocksborough Smith               11,055
E.W.J. Peet                                                               11,050
C.N.H. Cain                                                              107,456
G.B. Nicholson                                                           141,979
P.A. Nicholson                                                            30,000
P.M. Peet                                                                  1,000
P.A. Peet                                                                 39,900
G.J. Prest                                                                 3,750
H.E. Prest                                                               177,175
K. Prest                                                                  59,275
B.C. Prest                                                                30,000
T.W. Prest                                                                34,568
C.L. Prest                                                                12,450
J.M. Prest                                                                50,000
J.M. Brinkley                                                             15,000
M.T. Prest                                                               240,084
                                                                       ---------
                                                                       1,896,902
                                                                       =========
                                                            Total      3,352,912

Call options have been granted by Aberforth UK Small Companies Fund, Aberforth Smaller Companies Trust plc, Aberforth Split Level Trust plc, Jupiter Asset Management (Jupiter Ecology Fund and Jupiter International Green Investment Trust), Clugston Group Limited, Finsbury Smaller Companies Trust and Mr. R.J. Prest in respect of a total of 1,117,639 Faber Prest Shares at a price of 500p per Faber Prest Share. The call options are exercisable if the Offer lapses or is withdrawn and are exercisable for varying periods of time.

5.       Disclosure of interests and dealings

For the purposes of this Appendix VII:

"disclosure period" means the period commencing on 6 November 1996 (the date twelve months prior to the commencement of the Offer Period) and ending on 4 March 1998 (the latest practicable date prior to the publication of this document);

(a)      Interests and dealings in Faber Prest Shares

         (i) As at the close of business on 4 March 1998 (being the latest practicable date prior to the publication of this document), the interests of the directors of Faber Prest and their immediate families and connected persons in Faber Prest Shares (all of which are beneficial unless otherwise stated), which have been notified to Faber Prest pursuant to sections 324 and 328 of the Act or which were required to be entered in the register of directors' interests maintained under section 325 of the Act, were as follows:






                                                    Nature of Interest
                                              ----------------------------
                          Total Number of
Director of Faber Prest   Faber Prest Shares  (Beneficial) (Non-beneficial)

Richard J. Prest              678,231             508,542       169,689
Anthony W. J. Swayne          477,394             143,641       333,753
Roger S. D. Feaviour           22,500              22,500          --
Robert Jordan                   5,625               5,625          --
J. Maxwell Kaye                 3,261               3,261          --

         (ii) In addition, the directors of Faber Prest have been granted the following options over Faber Prest Shares under the Faber Prest Share Option Scheme:




                                   Exercise price                      Number of Faber
Holder              Date of grant  per share (p)    Exercise period      Prest Shares

R. S. D. Feaviour      7/9/90           135        Sep 1999--Sep 2000       13,448
                      23/6/92           290        Jun 1998--Jun 2002       13,448
                     22/12/93           382        Dec 1996--Dec 2003       31,035
                     15/12/94           544        Dec 1997--Dec 2004       31,000
                     19/12/95           541        Dec 1998--Dec 2005       13,000

A. W. J. Swayne       29/9/89           153        Sep 1992--Sep 1999       16,552
                     22/12/93           382        Dec 1996--Dec 2003       10,344
                     15/12/94           544        Dec 1997--Dec 2004       28,000

         (iii) As at the close of business on 4 March 1998 (being the latest practicable date prior to the publication of this document), the holdings of Faber Prest Shares owned or controlled by persons listed in paragraph 4 (other than those persons who are also directors of Faber Prest and their immediate families and connected persons (whose holdings are disclosed in paragraph 5(a)(i) above)) were the same as the numbers of Faber Prest Shares so irrevocably committed with the exception of the holdings of the persons listed below:

                                                                 Total Number of
Name                                                          Faber Prest Shares
Aberforth Smaller Companies Trust plc                                    445,500
Aberforth Split Level Trust plc                                          216,100
Aberforth UK Small Companies Fund                                        449,900
Clugston Group Limited                                                   680,103
Finsbury Smaller Companies Trust                                         250,000
H. E. Prest                                                              185,958
K. Prest                                                                  66,060
M. T. Prest                                                              243,859

         (iv) The following dealings for value in Faber Prest Shares (including the exercise of options under the Faber Prest Share Option Scheme) by directors of Faber Prest or their immediate families or related trusts have taken place during the disclosure period:


                                                           Number of
                                                         Faber Prest
Name                   Date     Nature of Transaction         Shares   Price (p)
J. M. Kaye           27/11/96   Purchase                      1,250       305
A. W. J. Swayne       3/12/96   Purchase (by J. Swayne)          30       310

         (v) The following dealings for value in Faber Prest Shares by persons listed in paragraph 4 (other than those previously disclosed in paragraph 5(a)(iv) above) have taken place during the disclosure period:


                                                  Nature of    No. of Faber
Name                                    Date      Transaction  Prest Shares  Price(p)
Jupiter Ecology Fund                  20/11/97     Purchase      50,000        323
Jupiter Ecology Fund                  14/10/97     Purchase      70,000        220
Jupiter Ecology Fund and Jupiter       10/2/97     Purchase     130,000        325
International Green Investment Trust
Jupiter Ecology Fund and Jupiter        7/2/97     Purchase     100,000        325
International Green Investment Trust
Jupiter Ecology Fund and Jupiter       25/2/97     Purchase       2,962        324
International Green Investment Trust
Clugston Group Limited                26/11/96     Purchase      50,000        295
Clugston Group Limited                26/11/96     Purchase       5,000        295
Clugston Group Limited                28/11/96     Purchase       5,000        305
Clugston Group Limited                 10/1/97     Purchase      25,000        334
Clugston Group Limited                 13/1/97     Purchase      35,000        330
Clugston Group Limited                 19/2/97     Purchase      50,000        325
Clugston Group Limited                  2/4/97     Purchase      20,000        295
Clugston Group Limited                 20/6/97     Purchase      20,000        267
Clugston Group Limited                 13/8/97     Purchase      25,000        247
M. T. Prest (Tudor Nominees Limited     3/9/97     Purchase       1,275        235
a/c Gen)
H. E. Prest                           31/1/97          Sale       2,177        327
H. E. Prest                            8/4/97          Sale       2,725        281
H. E. Prest (Quilpep a/c A)           31/1/97      Purchase       2,010        338
H. E. Prest (Quilpep a/c A)            8/4/97      Purchase       2,100        282
K. Prest                              31/1/97          Sale       2,177        327
K. Prest                               8/4/97          Sale       2,725        281
K. Prest (Quilpep a/c A)              31/1/97      Purchase       1,955        328
K. Prest (Quilpep a/c A)               8/4/97      Purchase       2,090        282


(b)      Interests and dealings in Harsco or Heckett MultiServ shares

         Neither Faber Prest, nor any of the directors of Faber Prest, nor any member of their immediate families or related trusts owns, controls or (in the case of the directors or immediate families) is directly or indirectly interested in, nor has any arrangement in relation to any Harsco or Heckett MultiServ shares or in any securities convertible into, rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such shares, nor, has any such person dealt for value therein during the disclosure period.

6.       GENERAL

As at 4 March 1998 (the latest practicable date prior to the publication of this document):

(i) Save for the shares respectively set against their names in paragraph 4 above, none of the persons listed in paragraph 4 above owns or controls any Faber Prest Shares or any securities convertible into, or rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, Faber Prest Shares ("relevant Faber Prest securities") nor, save as disclosed in paragraph 5 has any person listed in paragraph 4 dealt for value therein during the disclosure period.

(ii) None of the directors of Harsco or Heckett MultiServ nor any member of their immediate families or related trusts owns, controls or is directly or indirectly interested in any relevant Faber Prest securities nor has any such person dealt for value therein during the disclosure period.

(iii) Save as disclosed in paragraph 5 above, as at 4 March 1998 (being the latest practicable date prior to the publication of this document), none of the directors of Faber Prest nor any member of their immediate families or related trusts owns, controls or is directly or indirectly interested in any relevant Faber Prest securities nor has any such person dealt for value therein during the disclosure period.

(iv)     Save as disclosed in this paragraph, neither:

         (a)      Harsco; nor

         (b)      any person acting in concert with Harsco; nor

         (c) any subsidiary of Faber Prest, nor any pension fund of any member of the Faber Prest Group nor any bank or financial or other professional adviser of Faber Prest (including stockbrokers but excluding exempt fund managers and market-makers), including any person controlling, controlled by or under the same control as any such bank or financial or other professional adviser owns or controls any relevant Faber Prest securities, nor has any such person as is mentioned in sub-paragraph (iv) (a) or (b) above dealt for value therein during the disclosure period nor has any such person as is mentioned in sub-paragraph (iv)(c) above, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls or is under the same control as Faber Prest dealt for value therein between 6~November 1997 and 4 March 1998 (the latest practicable date prior to the publication of this document).

(v) Save as disclosed in this document, neither Harsco nor any person acting in concert with Harsco nor Faber Prest nor any associate of Faber Prest has any arrangement with any person in relation to relevant Faber Prest securities.

For the purposes of this paragraph 6:

"arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature relating to relevant Faber Prest securities which may be an inducement to deal or refrain from dealings;

"associate" means:

(1) subsidiaries and associated companies of Harsco or Faber Prest, and companies of which any such subsidiaries or associated companies are associated companies;

(2) banks, financial and other professional advisers (including stockbrokers) to Harsco or Faber Prest or a company covered in (1) above, including persons controlling, controlled by or under the same control as, such banks, or financial or other professional advisers;

(3) the directors of Harsco or Faber Prest or any company covered in (1) above (together, in each case, with their close relatives and related trusts); and

(4) the pension funds of Harsco, Faber Prest or any company covered in (1) above; and

         a "bank" does not apply to a bank whose sole relationship with Faber Prest is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work.

         Ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give de facto control.

7.       MATERIAL CONTRACTS

         The following contracts have been entered into by members of the Harsco Group otherwise than in the ordinary course of business since 6 November 1995 (the date two years prior to the commencement of the Offer Period) and are or may be material:

         (i) a purchase agreement dated 25 August 1997 and made between FMC Corporation, Harsco, Harsco UDLP Corporation and Iron Horse Acquisition Corp., pursuant to which Harsco disposed of its 40 per cent. interest in United Defense, L.P., a joint venture with FMC Corporation (which principally manufactures ground combat vehicles for military use), in which FMC Corporation owned 60 per cent. as managing partner and Harsco held the remaining 40 per cent. as a limited partner. The total consideration paid for Harsco's 40 per cent. stake was approximately US$340 million and the disposal was completed on 6 October 1997; and

         (ii) a rights agreement (the "Rights Agreement") dated 28 September 1997 between Harsco and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") whereby the Rights Agent was appointed to act as agent in connection with the adoption by Harsco on 24 June 1997 of a revised Shareholder Rights Plan to replace Harsco's 1987 Rights Plan which expired on 28 September 1997. The Rights Plan is designed to protect Harsco shareholders against abusive and unfair takeover tactics. Pursuant to the revised Shareholder Rights Plan, the board of Harsco declared a dividend, to stockholders on the record on 28 September 1997, of one Right (as defined in the Rights Agreement) for each share of common stock, which under certain circumstances entitles the holder to purchase 1/100th of a share of Harsco Junior Participating Cumulative Preferred Stock at an exercise price of US$150. The Rights only become exercisable if a person or group acquires or a group is formed which holds 15 per cent. or more of Harsco's shares or a person or group makes an offer to acquire 20 per cent. or more of the shares. The Rights expire on 27 September 2007 and a description of the Rights is set out in the Rights Agreement.

         Save as disclosed above, no members of either the Harsco Group or the Faber Prest Group have entered into any contracts otherwise than in the ordinary course of business since 6 November 1995 (the date two years prior to the commencement of the Offer Period) that are or may be material.

8.       DIRECTORS' SERVICE CONTRACTS AND TERMINATION ARRANGEMENTS

(i)      Service Contracts

         (a) Mr. Prest has a service contract with Faber Prest dated 29 May 1996 under which his employment as non-executive Chairman continues until terminated by Mr. Prest attaining the age of sixty, or by either Faber Prest giving not less than two years' notice, or Mr. Prest giving not less than six months' notice. His current annual basic salary is (pound sterling) 50,430 (increased from (pound sterling)49,200 on 1 October
                  1997) plus directors' fees of (pound sterling)15,234 (increased from (pound sterling)14,862 on 1 October 1997) and is subject to an annual review. In addition, Mr. Prest is entitled to certain benefits and to expenses up to a maximum of (pound sterling)20,000 reasonably incurred for the provision of an office and associated office equipment in connection with services to Faber Prest. For the year to 30 September 1998, the amount to be allowed for these office expenses is (pound sterling)21,012 (increased from (pound sterling)20,500 on 1 October 1997 in line with his rise in salary).

         (b) Mr. Feaviour has a service contract with Faber Prest dated 19 September 1990, which was followed by a supplemental service contract dated 26 October 1992. Under these contracts his employment as Chief Executive of Faber Prest continues until terminated by either Faber Prest giving not less than two years' notice, or by Mr. Feaviour giving not less than six months' notice. His current annual basic salary, which includes an annual payment in lieu of pension contributions is (pound sterling)242,982 (increased from (pound sterling)237,057 on 1 October 1997) and is subject to an annual review. Currently the enhancement in lieu of pension contributions is equivalent to 45 per cent. of his salary. Mr. Feaviour is a participant in the Group Executive Directors Bonus Scheme 1997/1998, under which the calculation of bonuses is based on a combination of earnings per share growth, achievement of a targeted profit before taxation and achievement of specified non-financial objectives. Under the Scheme, the maximum bonus payable to Mr. Feaviour is 30 per cent. of his basic salary.

         (c) Mr. Swayne has a service contract with Faber Prest dated 19 September 1990 under which his employment as Finance Director continues until terminated by either Faber Prest giving not less than two years' notice, or by Mr. Swayne giving not less than six months' notice. His current annual basic salary is (pound sterling)124,236 (increased from (pound sterling)121,206 on 1 October 1997) and is subject to an annual review. Mr. Swayne is a participant in the Group Executive Directors Bonus Scheme 1997/1998, under which the calculation of bonuses is based on a combination of earnings per share growth, achievement of a targeted profit before taxation and achievement of specified non-financial objectives. Under the Scheme the maximum bonus payable to Mr. Swayne is 30 per cent. of his basic salary.

         (d) Mr. Jordan's current letter of appointment as a non-executive director expires on 30 September 1999, when the option is open for a further term to be entered into. His current annual fee is (pound sterling)15,234 (increased from (pound sterling)14,862 on 1 October 1997) and is reviewed on 30 September each year.

         (e) Mr. Kaye's current letter of appointment as a non-executive director expires on 30 September 1998, when the option is open for a further term to be entered into. His current annual fee is (pound sterling)15,234 (increased from (pound sterling)14,862 on 1 October 1997) and is reviewed on 30 September each year.

         (f) Save as disclosed above, there are no existing or proposed service contracts or letters of appointment between any director and Faber Prest or any of its subsidiaries which have more than twelve months to run and no such contract or letter of appointment has been entered into or amended within six months of the date of this document.

(ii)     Termination arrangements

         (a) The remuneration committee of Faber Prest agreed in November 1994 to grant options to Messrs. Feaviour and Swayne equivalent to four times and three times their basic salaries respectively, as increased by that same committee. These options were to be granted in three instalments: 50 per cent. in December 1994, 25 per cent. in December 1995 and 25 per cent. in December 1996. The options to be granted in December 1996 have not yet been granted, however, Faber Prest has been advised that it has a contractual liability in respect of such ungranted options to Messrs. Feaviour and Swayne. In view of this, Heckett MultiServ has agreed that upon the Offer becoming unconditional in all respects, it will pay to Mr. Feaviour a cash sum of (pound sterling)61,786.29 and to Mr. Swayne a cash sum of (pound sterling) 29,875.64 as compensation for the options yet to be granted. These sums have been calculated on the basis of the number of options which are still to be granted to Messrs Feaviour and Swayne respectively at a grant price of 316.5p (being the closing price of a Faber Prest Share on 16 December 1996) and an exercise price of 500p based on the price per Faber Prest Share under the Offer.

         (b) Mr. Feaviour will cease to be a director of Faber Prest sixty days after the Offer is declared or has become wholly unconditional. He will receive as compensation for the premature termination of his service contract a gross payment of (pound sterling)440,000. For a separate payment of (pound sterling)30,000, Mr. Feaviour has also agreed restrictions on his future activities for a period of 12 months from the date he ceases to be a director.

                  Mr. Swayne will cease to be a director of Faber Prest on 30 September 1998. He will receive as compensation for the premature termination of his service contract a gross payment of (pound sterling)325,000. For a separate payment of (pound sterling)30,000, Mr. Swayne has also agreed restrictions on his future activities for a period of 12 months from the date he ceases to be a director.

                  Mr. Prest's service contract will continue after the Offer is declared unconditional in all respects. The terms may be renegotiated in due course but there is as yet no arrangement or agreement to this effect.

                  Mr. Jordan will cease to be a non-executive director of Faber Prest when the Offer is declared unconditional in all respects. He will receive a payment of (pound sterling)24,120.50 for the premature termination of his appointment, calculated by reference to its unexpired term.

                  Mr. Kaye will cease to be a non-executive director of Faber Prest when the Offer is declared unconditional in all respects. He will receive a payment of (pound sterling)8,886.50 for the premature termination of his appointment, calculated by reference to its unexpired term.

9.       MATERIAL CHANGES

(a) Save as disclosed elsewhere in this document, there have been no material changes in the financial or trading position of Harsco since 31 December 1996 (the date to which the last audited accounts of Harsco were prepared).

(b) There have been no material changes in the financial or trading position of Faber Prest since 30 September 1997 (the date to which the last audited accounts of Faber Prest were prepared).

10.      INFORMATION ON HECKETT MULTISERV

Heckett MultiServ, a newly-formed subsidiary, has been formed to implement the Offer. To date, Heckett MultiServ has engaged in no activities other than those incidental to its organisation and making the Offer. Heckett MultiServ is a wholly-owned subsidiary of Harsco Corporation and is incorporated in England and Wales under registered number 3499148 having its registered office at Commonwealth House, 4th Floor, 2 Chalkhill Road, London W6 8DW.

11.      OTHER INFORMATION

(a) Lazard Brothers is satisfied that financial resources are available to Heckett MultiServ sufficient to satisfy full acceptance of the Offer. Full acceptance of the Offer, assuming no elections for the Loan Note Alternative, would involve the payment of approximately (pound sterling)57.3 million in cash by Heckett MultiServ, assuming the exercise of all options outstanding under the Faber Prest Share Option Scheme.

(b) The Offer will be financed from existing cash resources of Harsco and/or from existing bank facilities of Harsco. Neither the payment of interest on, nor repayment of, nor security for any liability (contingent or otherwise) of Harsco will depend to any significant extent on the business of Faber Prest.

(c) Save as disclosed elsewhere in this document, no proposal exists in connection with the Offer that any payment be made or given by Harsco or Heckett MultiServ to any person as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

(d) Save as disclosed elsewhere in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Heckett MultiServ or any party acting in concert with Harsco or Heckett MultiServ for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of Faber Prest having any connection with or dependence upon the Offer.

(e) No agreement, arrangement or understanding exists whereby the beneficial ownership of any Faber Prest Shares acquired in pursuance of the Offer will be transferred to any other person, save that Heckett MultiServ reserves the right to transfer any Faber Prest Shares so acquired to any other member of the Harsco Group.

(f) Lazard Brothers has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(g) Cazenove & Co. has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its valuation of the Loan Notes and its name in the form and context in which they appear.

(h) NatWest Markets has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

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
(i) The registered office of Faber Prest is 3 Riverside House, Mill Lane, Newbury, Berkshire RG14 5RE.

(j) The registered office of Harsco is 350 Poplar Church Road, P.O. Box 8888, Camp Hill, Pennsylvania, 17001-8888, U.S.A.

12.      DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB during usual business hours on any weekday (weekends and public holidays excepted) while the Offer remains open for acceptance:

(a)      the restated certificate of incorporation and by-laws of Harsco;

(b)      the memorandum and articles of association of Heckett MultiServ;

(c)      the memorandum and articles of association of Faber Prest;

(d) the published audited and consolidated accounts of Harsco for the last two fiscal years ended 31 December 1995 and 31 December 1996;

(e) the published audited consolidated accounts of Faber Prest for the last two financial years ended 30 September 1996 and 30 September 1997;

(f) the written consents referred to in paragraphs 11(f), (g) and (h) above;

(g)      the material contracts referred to in paragraph 7 above;

(h) copies of the irrevocable undertakings to accept the Offer (including, where relevant, the call options) given by the persons referred to in paragraph 4 above;

(i)      the directors' service contracts referred to in paragraph 8 above;

(j)      a draft Loan Note Instrument (subject to modification);

(k) the letter of valuation of the Loan Notes by Cazenove & Co. dated 3 March 1998; and

(l)      this document and the Form of Acceptance.

5 MARCH 1998

APPENDIX VIII

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:


"ACT"                          the UK Companies Act 1985 (as amended)

"CODE"                         the City Code on Takeovers and Mergers

"CREST" the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)

"CRESTCo"                       CRESTCo Limited

"CREST MANUAL"                  the CREST manual referred to in the arrangements
                                entered into by CRESTCo

"CREST MEMBER"                  a person who has been admitted by CRESTCo as a
                                system-member (as defined in the CREST
                                Regulations)

"CREST PARTICIPANT"             a person who is, in relation to CREST, a system-
                                participant (as defined in the CREST
                                Regulations)

"CREST SPONSOR"                 a CREST participant admitted to CREST as a CREST
                                sponsor

"CREST SPONSORED MEMBER"        a CREST member admitted to CREST as a sponsored
                                member

"CREST REGULATIONS"             the Uncertificated Securities Regulations 1995

"ESCROW AGENT"                  The Royal Bank of Scotland plc in its capacity
                                as a CREST participant under ID 3RA44

"FABER PREST"                   Faber Prest Plc

"FABER PREST GROUP"             Faber Prest, its subsidiaries and subsidiary
                                undertakings

"FABER PREST SHAREHOLDER"       a holder of Faber Prest Shares

"FABER PREST SHARES"            the existing unconditionally allotted or issued
                                and fully paid ordinary shares of 25p each in the capital of Faber Prest and any further such shares which are unconditionally allotted or issued and fully paid up on or before the date on which the Offer closes (or such earlier date(s) as Heckett MultiServ may, subject to the Code, determine) as a result of the exercise of any options or otherwise


"FABER PREST SHARE OPTION       the Faber Prest Group Employee Share Option
SCHEME"                         Scheme

"FORM OF ACCEPTANCE"            the form of acceptance, authority and election
                                relating to the Offer accompanying this document

"HARSCO"                        Harsco Corporation

"HARSCO GROUP"                  Harsco, its subsidiaries and subsidiary
                                undertakings

"HECKETT MULTISERV"             Heckett MultiServ Investment Limited, a
                                wholly-owned subsidiary of Harsco

"ICTA"                          Income and Corporation Taxes Act 1988

"LAZARD BROTHERS"               Lazard Brothers Co., Limited, financial adviser
                                to Harsco and Heckett MultiServ

"LIBOR" London Inter-bank Offered Rate expressed as a rate per annum for six month sterling deposits of (pound sterling)1 million commencing on the first business day of the relevant interest period which appears on the Telerate Page 3750 at or about 11.00 a.m. (London time) on such date

"LOAN NOTE ALTERNATIVE"         the alternative whereby eligible Faber Prest
                                Shareholders who validly accept the Offer may elect to receive Loan Notes in lieu of all or part of the cash consideration under the Offer

"LOAN NOTES"                    the variable rate unsecured guaranteed loan
                                notes of Heckett MultiServ to be issued pursuant to the Loan Note Alternative

"LONDON STOCK EXCHANGE"         the London Stock Exchange Limited

"MEMBER ACCOUNT ID"             the identification code or number attached to
                                any member account in CREST

"NATWEST MARKETS"               NatWest Markets Corporate Advisory Limited,
                                financial adviser to Faber Prest

"NOTEHOLDER"                    a holder of the Loan Notes

"OFFER" the recommended offer by Lazard Brothers, on behalf of Heckett MultiServ, to acquire the Faber Prest Shares and including, where the context so permits, the Loan Note Alternative and where the context so requires any subsequent revision, variation, extension or renewal of such offer

"OFFER PERIOD"                  has the meaning given to it in Part B of
                                Appendix I of this document

"OFFICIAL LIST"                 the Daily Official List of the London Stock
                                Exchange

"OPTIONHOLDERS"                 holders of options granted under the Faber Prest
                                Share Option Scheme

"PANEL"                         The Panel on Takeovers and Mergers

"PARTICIPANT ID"                the identification code or membership number
                                used in CREST to identify a particular CREST member or other CREST participant

"RECEIVING AGENT"               The Royal Bank of Scotland plc, Registrar's
                                Department, New Issues Section in its capacity as receiving agent for Heckett MultiServ for the purposes of the Offer

"RESTRICTED OVERSEAS PERSON"    either a person (including an individual,
                                partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, Japan, Australia, Canada or the United States or a US person

"SECURITIES ACT"                the United States Securities Act of 1933, as
                                amended

"TCGA"                          the Taxation of Chargeable Gains Act 1992

"TFE INSTRUCTION"               a transfer from escrow instruction (as defined
                                in the CREST manual issued by CRESTCo.)

"TTE INSTRUCTION"               a transfer to escrow instruction (as defined in
                                the CREST manual issued by CRESTCo.)

"UK" or "UNITED KINGDOM"        the United Kingdom of Great Britain and Northern
                                Ireland

"UNCERTIFICATED" or "IN         a Faber Prest Share which is for the time being
UNCERTIFICATED FORM"            recorded on the register of members of Faber
                                Prest as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

"US", "U.S.A." or               the United States of America, its territories
"UNITED STATES"                 and possessions, any state of the United States
                                and the District of Columbia and all other areas subject to its jurisdiction

"US GAAP"                       US generally accepted accounting practice or
                                principles

"US PERSON"                     a US person as defined in Regulation S under the
                                Securities Act

For the purposes of this document, "subsidiary" and "subsidiary undertaking" have the respective meanings given by the Act.